Exhibit 99.95

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

Suite 100, 2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

December 22, 2025

Item 3: News Release

A news release announcing the material change was issued on January 28, 2026, and filed on SEDAR+ at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company announced the submission of the prospectus-level disclosure information regarding the acquisition of Advance Factoring Inc., a factoring company (the “Factor”) has resulted in a restructuring transaction within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (the “Restructuring Transaction”), and that the Company would file this material change report containing the disclosure required by sections 5.2 of Form 51-102F3 and 14.2 of Form 51-102F5 – Information Prospectus-level disclosure in respect of the Factor.

On December 23, 2025, the Company announced that it closed a broad restructuring on December 22, 2025 (the “Closing Date”). The restructuring resulted in the Company issuing an aggregate of 10,380,618 units (each, a “Unit”), at $2.89 per Unit, for aggregate gross proceeds of approximately $30 million, which included cash subscriptions of $3,025,067.98, debt settlements of $6,172,629, and the acquisition of Factor for $20,802,303.09 as a debt settlement.

In addition, on December 22, 2025, the Company also completed the closing of an initial tranche of additional subscription amounts, issuing an aggregate of 2,115,064 Units, at $2.89 per Unit, for aggregate gross proceeds of approximately $6.11 million, which included cash subscriptions of $2,599,932.02 and debt settlements of $3,512,627.23. Following this the issued and outstanding shares of the Company totalled 12,905,118.

The Company completed the acquisition of the Factor, whose principal assets consisted of factored receivables representing claims against the Company. In connection with the acquisition of the Factor, the Company issued common shares representing 55.78% of the Company’s outstanding voting securities, and as a result the vendors of the Factor are able to materially affect the control of the Company. Accordingly, the transaction constitutes a “restructuring transaction” within the meaning of paragraph (c)(i) of the definition of that term in s.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

The British Columbia Securities Commission (the “Commission”) previously advised the Company that, pending the completion and filing of a material change report containing the disclosure required under section 14.2 of Form 51-102F5 in respect of the Factor, the Company was considered to be in default of certain continuous disclosure obligations in accordance with Canadian Securities Administrators Staff Notice 51-322 – Reporting Issuer Defaults.

The Company has prepared the disclosure required under sections 5.2 of Form 51-102F3 and 14.2 of Form 51-102F5 and is filing such disclosure with this material change report in order to address the default.

Item 5.1: Full Description of Material Change

The material change consists of the completion and filing of this material change report containing the disclosure required under sections 5.2 of Form 51-102F3 and 14.2 of Form 51-102F5 in respect of the Factor.

5.1.1 Financial Statements

The issuance of common shares and the elimination of the related indebtedness resulting from the restructuring transaction are reflected in the Company’s audited annual financial statements and related management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025 that are included in this material change report in Schedule “B” and “C”, respectively.

In connection with the acquisition of the Factor, the Company assumed the liability represented by the preferred shares of the Factor (the “Preferred Shares”). The 726,752,667 Preferred Shares issued by the Factor on December 19, 2025 are recorded as a financial liability in the amount of $7,267,527, as these shares are redeemable and retractable at the option of the holder at a redemption price of $0.01 per share. Notwithstanding the foregoing, pursuant to the Restructuring Transaction, the indebtedness under the Preferred shares constitutes intercompany balances and are eliminated in the consolidated financial statements. The key terms of the Preferred Shares, and the risks associated with this liability, are described under ‘Description of Securities — Preferred Shares” and “Risk Factors” below.

The pro forma financial statements of the Company are included in Schedule “D”. The audited financial statements of the Factor required under sections 5.2 of Form 51-102F3 and 14.2 of Form 51-102F5, together with the related management’s discussion and analysis of the Factor (“MD&A”), are included in Schedule “E” and “F” respectively to this material change report.

Item 5.2 Disclosure for Restructuring Transactions

No securities regulatory authority has expressed an opinion about the securities described herein and it is an offence to claim otherwise. This document does not constitute a preliminary prospectus. The transaction described herein has been completed.

This document provides prospectus-level disclosure in respect of the acquisition (the “Restructuring Transaction”) by Nuran (the “Company”) of Advance Factoring Inc. (the “Factor”) in connection with the Transaction, the Company issued an aggregate of 7,198,026 Units to the vendors.

Each Unit consisted of one common share in the share capital of the Company (each, a “Common Share”) and half common share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to acquire one additional Common Share at an exercise price of $4.335 per share until December 22, 2030. The Common Shares were issued by the Company on December 22, 2025, in connection with the Restructuring Transaction. The issuance was completed pursuant to prospectus exemptions under applicable securities laws. The deemed issue price of the Units was $2.89 Canadian Dollars (“CAD”). Unless otherwise indicated, all references to “$” are to CAD.

The Consideration Shares were issued at a fixed deemed price in connection with the Restructuring Transaction. The deemed issue price of the Units was determined by the board of directors of the Company, having regard to, among other things the value of the assets acquired, and the amount of indebtedness settled in connection with the Restructuring Transaction.

The common shares of the Company are listed on the Canadian Securities Exchange under the symbol “NUR”.

On December 22, 2025, the last closing price of the common shares was $2.78. An investment in the Factor is subject to significant risks. See “Risk Factors”.

No underwriters were involved in the Transaction. The Consideration Shares were issued directly by the Company to the vendors.

The Common Shares are subject to resale restrictions under applicable securities laws.

TABLE OF CONTENTS

FORWARD LOOKING INFORMATION	7
DOCUMENTS INCLUDED IN THIS MATERIAL CHANGE REPORT	7
INFORMATION CONCERNING THE FACTOR	8
CORPORATE STRUCTURE	8
Name, Address and Incorporation	8
Intercorporate Relationships	9
DESCRIPTION OF THE BUSINESS OF THE FACTOR	10
General	10
Summary	10
Specialized Skills and Knowledge	10
Competitive Conditions	10
Business or Seasonal Cycles	10
Economic Dependence	10
Changes to Contracts	11
Employees	11
Three Year History	11
Recent Developments	11
Information Concerning the Factor Following Completion of the Transaction	14
PARTICULARS OF THE MATTER – MI 61-101	14
DIVIDENDS OR DISTRIBUTIONS	16
SELECTED CONSOLIDATED FINANCIAL INFORMATION	16
MANAGEMENT DISCUSSION & ANALYSIS	16
DESCRIPTION OF SECURITIES	16
Authorized and Outstanding Capital	16
OPTIONS TO PURCHASE SECURITIES	17
CONSOLIDATED CAPITALIZATION	17
PRIOR SALES	18
Market for Securities	18
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	18
PRINCIPAL SECURITYHOLDERS	18
DIRECTORS AND EXECUTIVE OFFICERS	19
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	19
EXECUTIVE COMPENSATION	20

Employment, Consulting and Management Agreement	20
Equity Compensation Securities	20
Oversight and Description of Director and NEOs Compensation	20
Compensation Process and Objectives	21
Pension and Retirement Plans	21
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	21
LEGAL PROCEEDINGS OR REGULATORY ACTIONS	21
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	21
NON-ARM’S LENGTH PARTY TRANSACTIONS	22
AUDITOR, TRANSFER AGENT AND REGISTRAR	22
MATERIAL CONTRACTS	22
EXPERTS	22
OTHER MATERIAL FACTS	23
FINANCIAL STATEMENT DISCLOSURE	23
INFORMATION RELATING TO THE RESULTING ISSUER	23
Corporate Structure	23
Name and Incorporation	23
Intercorporate Relationships	23
NARRATIVE DESCRIPTION OF THE BUSINESS	24
Stated Business Objectives	25
DESCRIPTION OF SECURITIES	25
PRO FORMA CONSOLIDATED CAPITALIZATION	25
AVAILABLE FUNDS AND PRINCIPAL PURPOSE	26
DIVIDENDS	26
PRINCIPAL SECURITYHOLDERS	27
DIRECTORS, OFFICERS AND PROMOTERS	27
Name, Address, Occupation and Security Holdings	27
Biographies of Management and Directors	29
Relevant Education and Experience of Managers and Directors	29
Promoter Consideration	30
Corporate Cease Trade Orders or Bankruptcies	30
Penalties or Sanctions	32
Personal Bankruptcies	32
Conflicts of Interest	32
Other Reporting Issuer Experience	33
EXECUTIVE COMPENSATION	36

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	40
AUDIT COMMMITTEE	40
CORPORATE GOVERNANCE	42
RISK FACTORS	43
INVESTOR RELATIONS ARRANGEMENTS	45
OPTIONS TO PURCHASE SECURITIES	45
AUDITORS, TRANSFER AGENT AND REGISTRAR	47
EXPERTS	47
OTHER MATERIAL FACTS	47

FORWARD LOOKING INFORMATION

This material change report contains certain statements that constitute “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information relates to future events or the anticipated performance of the Company and reflects management’s expectations or beliefs regarding future events. In some cases, forward-looking information can be identified by the use of words such as “expects,” “anticipates,” “believes,” “plans,” “intends,” “estimates,” “may,” “will,” “should,” or similar expressions suggesting future outcomes.

Forward-looking information in this disclosure includes, but is not limited to, statements regarding the anticipated benefits of the Restructuring Transaction, the integration of the Factor’s assets and liabilities into the Company, and the expected operational or financial effects of the transaction.

Forward-looking information is based on a number of assumptions that management believes are reasonable as of the date of this material change report, including assumptions regarding the successful integration of the assets and liabilities previously held by the Factor, the continued operation of the Company’s business in a manner consistent with past practice, and the absence of material undisclosed liabilities relating to the Factor.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied by such forward-looking information. Such risks and uncertainties include, among others, risks associated with the integration of the acquired business and the potential existence of undisclosed liabilities of the Factor.

Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this material change report is made as of the date hereof and the Company does not undertake any obligation to update or revise any forward-looking information, except as required by applicable securities laws.

The Restructuring Transaction was completed on December 22, 2025. Following completion of the transaction, the Factor ceased to operate as a separate entity and its assets and liabilities were integrated into the Company. Management expects that the Restructuring Transaction will simplify the Company’s financing structure by internalizing the factoring arrangements previously carried out by the Factor. These statements constitute forward-looking information and should be read together with the cautionary statements set out above under “Forward-Looking Information.”

DOCUMENTS INCLUDED IN THIS MATERIAL CHANGE REPORT

This material change report has been prepared in accordance with the requirements of National Instrument 41-101 – General Prospectus Requirements and includes all disclosure required to be provided at the prospectus level in connection with the Restructuring Transaction completed on December 22, 2025, including the acquisition of Advance Factoring Inc.

The following documents are included in or form part of this disclosure:

●	the audited consolidated financial statements of the Company for the year ended December 31, 2025, together with the related auditor’s report;

●	the management’s discussion and analysis of the Company for the year ended December 31, 2025;

●	the annual audited financial statements of the Factor for the period ended December 22, 2025 and December 31, 2024, together with the related auditor’s report;

●	the pro forma financial statements required in connection with the acquisition of Advance Factoring Inc.;

●	the management’s discussion and analysis of the Factor for the period ended December 22, 2025 and December 31, 2024; and

●	all other disclosure required under applicable securities legislation in respect of the Restructuring Transaction.

Certain documents of the Company filed pursuant to its continuous disclosure obligations, including prior annual and interim financial statements, management’s discussion and analysis, material change reports and management information circulars, are available under the Company’s profile on SEDAR+. References to such documents are provided for informational purposes only. All information required to be disclosed in this material change report is contained herein, and no document is incorporated by reference into this material change report except as expressly required or permitted by applicable securities legislation.

INFORMATION CONCERNING THE FACTOR

The following is a summary of the Factor (the “Corporation”), its business and operations, which should be read in conjunction with the information concerning the Factor appearing elsewhere in this disclosure. The information contained in this material change report is given as at December 22, 2025 on a post-transaction basis, unless otherwise indicated.

Unless otherwise indicated, references to the Factor in this disclosure describe the business and operations of the Factor prior to the completion of the Restructuring Transaction. Following completion of the Restructuring Transaction, the Factor ceased to operate as a separate entity.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Factor was incorporated under the laws of Ontario on September 9, 2022, pursuant to the Business Corporations Act (Ontario) (”OBCA”) and is a private company with its registered and head office located at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9. Binyomin Posen, a director of the Company, was the sole director and officer of the Factor upon incorporation, and resigned from those roles on December 30, 2022. His roles were replaced by Shimshon (Shimmy) Posen.

The Factor is primarily engaged in the business of acquiring and holding receivables in connection with a factoring arrangement with the Company, and holding the related contractual arrangements. Substantially all of the efforts of the Factor are devoted to these business activities and to date the Factor has not earned significant revenues.

Since its incorporation, the Factor has amended its articles from time to time. On September 14, 2022, the Factor amended its articles to change its name from 1000307537 Ontario Inc. to Advance Factoring Inc.

On June 20, 2023, the Factor amended its articles to authorize the issuance of an unlimited number of Preferred Shares and to establish the rights, privileges, restrictions and conditions attaching to such Preferred Shares, including priority with respect to dividends and distributions on liquidation, redemption and retraction features, and conditional voting rights in certain limited circumstances.

On December 9, 2025, the Factor amended its articles to reclassify its common shares into Class A Common Shares and Class B Common Shares, each issuable in an unlimited number, and to reflect the resulting classes of shares in the authorized share capital of the Factor.

On December 17, 2025, the Factor further amended its articles to effect a subdivision of its issued and outstanding Class A Common Shares and Class B Common Shares on a 1,000,000 for 1 basis and to amend and restate the rights, privileges, restrictions and conditions attaching to the Preferred Shares, including provisions relating to voting rights, dividends, redemption, retraction and priority on liquidation.

Intercorporate Relationships

Prior to the completion of the Restructuring Transaction, the Factor was a privately held corporation operating independently from the Company. The Factor was owned by its existing shareholders and was not a subsidiary or affiliate of the Company. While the Factor held common shares and conversion units of the Company received as arrangement fees and recourse payments under the Factoring Agreement, there were no equity ownership relationships between the Company and the Factor immediately prior to the Restructuring Transaction.

Upon completion of the Restructuring Transaction, the Company acquired all of the issued and outstanding shares of the Factor, as a result of which the Factor became a wholly-owned subsidiary of the Company. Following the completion of the Restructuring Transaction, the Factor continues to exist as a separate legal entity, but its results of operations are consolidated with those of the Company, and the Company exercises control over the Factor through its ownership of all of the Factor’s issued and outstanding shares.

The intercorporate relationships between the Company and the Factor before and after the completion of the Restructuring Transaction are illustrated in the diagrams below.

Before the Restructuring Transaction

After the Restructuring Transaction

DESCRIPTION OF THE BUSINESS OF THE FACTOR

General

Summary

The Factor is a privately held Ontario company with its registered office in Toronto, Ontario. The Factor was established as a special purpose vehicle to acquire and hold receivables in connection with a factoring arrangement with the Company.

The Factor’s principal business consisted of acquiring certain receivables of the Company and holding those receivables and related contractual arrangements under the factoring agreement. While the Factor completed a limited number of additional factoring mandates, its activities were primarily focused on the factoring arrangement with the Company.

The Factor was incorporated with minimal capitalization and financed primarily through debt obligations, which were converted into equity immediately prior to the Closing.

Specialized Skills and Knowledge

The nature of the Factor’s business does not require significant operational infrastructure. Its activities consist primarily of acquiring and holding receivables pursuant to the factoring arrangement with the Company and administering the related contractual arrangements.

The Factor relies on the services of its sole director to manage its financial, administrative and contractual obligations. In addition, the Factor may engage third-party service providers and professional advisors, including legal, accounting and administrative consultants, as required in connection with its activities.

As of the date hereof, the Factor has been able to adequately meet its operational and administrative requirements.

Competitive Conditions

Competition in the receivables financing and factoring industry is significant. The Factor competes with a range of financial institutions, specialized factoring companies, private credit providers and other financing sources that offer receivables purchase or similar financing arrangements. Many of these competitors have greater financial resources, broader market presence and more established operating platforms than the Factor.

Competition in this sector is generally based on the availability and cost of capital, the terms offered in receivables purchase arrangements, speed and flexibility in structuring transactions, and the ability to effectively assess and manage credit risk associated with the underlying receivables.

The Factor’s activities have been primarily focused on the factoring arrangement with the Company. To the extent the Factor seeks additional opportunities in the receivables financing market, it may face competition from financial institutions and other market participants with greater operational capacity and access to capital.

Business or Seasonal Cycles

The Factor’s business is not materially impacted by seasonal weather patterns. While general economic conditions and business cycles may influence the volume and credit quality of receivables available for purchase, the Factor’s operations are not subject to significant seasonal fluctuations.

Economic Dependence

The Factor’s activities have been primarily focused on the factoring arrangement with the Company. As a result, the Factor has historically been substantially dependent on the factoring agreement with the Company and the related receivables acquired pursuant to that arrangement.

To the Restructuring Transaction date, the Factor had completed only a limited number of factoring mandates with other counterparties. Accordingly, the volume of the Factor’s activities has been closely linked to the receivables financing arrangements entered into with the Company.

The termination, non-renewal or material modification of such arrangements would have had a material impact on the Factor’s business and operations.

Changes to Contracts

Other than the arrangements relating to the factoring agreement with the Company and the transactions contemplated by the debt settlement, the Factor does not have material vendor agreements or third-party contracts that are expected to be affected by the Transaction. As of the date hereof, the Factor is not aware of any potential changes to its material contracts in the current financial year as a result of the Transaction.

Employees

As at the end of the most recent financial year of the Factor, the Factor had no employees and no consultants.

Three Year History

Recent Developments

2023

On August 28, 2023, the Factor entered into a factoring agreement (the “Factoring Agreement”) with NuRAN (the “Seller”), pursuant to which the Factor agreed to acquire certain receivables of the Seller. In connection with the Factoring Agreement, the Seller also entered into a general security agreement and a guarantee, each dated August 28, 2023, in favour of the Factor as secured party. The initial closing occurred on August 28, 2023, at which time Approved Accounts with an aggregate face value of CAD $10,075,289.36 (as subsequently restated) were sold to the Factor. The consideration paid by the Factor consisted of: (i) CAD $4,638,340.95 paid to repay prior indebtedness owed by the Seller to entities associated with the Factor; (ii) CAD $800,000 payable by September 30, 2023; (iii) CAD $215,000 payable by a subsequent date; and (iv) CAD $650,000 payable by December 31, 2023. As an arrangement fee, the Seller issued 2,500,000 common shares to the Factor at the initial closing. Under the original Factoring Agreement, the Seller was required to satisfy any recourse notice in cash at 107% of the Purchase Amount or by issuing Units at a conversion price of $0.35 per share, with warrants exercisable at $0.40 per share.

First Amending Agreement (September 27, 2023): The parties entered into the first factoring amending agreement dated September 27, 2023, which: (i) extended the deadline for the $800,000 cash payment under Section 4.5.2 from September 30, 2023 to October 31, 2023; (ii) extended the financing milestone deadline under Section 13.1.3 from September 30, 2023 to October 31, 2023; and (iii) extended the deadline for Quebec security to be effected from 30 days to 60 days.

Second Amending Agreement (November 29, 2023, effective September 30, 2023): The parties entered into the second factoring amending agreement dated November 29, 2023, which: (i) reduced the conversion price under the recourse mechanism from $0.35 to $0.225 per share; (ii) reduced the warrant exercise price from $0.40 to $0.25 per share; (iii) restated Section 4.5 to reflect updated payment tranches totalling CAD $6,303,340.95 (including the initial $4,638,340.95 debt settlement, and additional tranches of $800,000 by October 31, 2023, $215,000 by November 14, 2023, and $650,000 by December 31, 2023); (iv) restated the arrangement fee under Section 4.6 to include an additional 1,000,000 shares by January 31, 2024 and 900,000 shares by March 15, 2024; (v) extended the Section 13.1.3 financing deadline to January 31, 2024; (vi) extended the deadline for Quebec security to be effected from 60 days to 125 days; (vii) updated Schedule 3 to add anticipated MINTA receivables (18 monthly payments of US$47,554.10 each from December 2023 to May 2025), with the Factor having the option to collect or waive such payments; and (viii) updated Schedule 1 to extend the applicable deadline to January 31, 2024.

Third Amending Agreement (December 22, 2023, effective September 30, 2023): The parties entered into the third factoring amending agreement dated December 22, 2023, which: (i) extended the deadline for the $650,000 cash payment under Section 4.5.4 of the Second Amending Agreement from December 31, 2023 to January 31, 2024; and (ii) extended the deadline for Quebec security to be effected from 125 days to 156 days.

2024

Fourth Amending Agreement (April 2, 2024): The parties entered into the fourth factoring amending agreement, which: (i) restated Section 4.5 to update the aggregate face value of Approved Accounts to CAD $11,986,052.44 and the total Purchase Price to CAD $7,303,340.95 (reflecting the completion of additional cash payments, including $1,665,000 by January 31, 2024, $525,000 by March 19, 2024, and $475,000 by April 30, 2024); (ii) confirmed that all arrangement fee shares under Section 4.6 had been issued; (iii) replaced Schedule 3 with Schedule 3 (revised April 2024), which re-added certain invoices that had previously been the subject of Recourse Notices (totalling CAD $1,132,083.08 / USD $838,580.06):; (iv) provided that the Factor waived MINTA payments effective February 1, 2024, resulting in each such monthly amount plus US$15,000 being added to the face value of Approved Accounts; and (v) extended the deadline for Quebec security to be effected from 156 days to 246 days.

The following Recourse Notices were issued and settled by the Seller through the issuance of Units during 2024:

Recourse #	Date	Amount	Units Issued
1	January 31, 2024	$170,634.14	758,373
2	February 2, 2024	$106,093.80	471,528
3	February 7, 2024	$79,411.79	352,941
4	February 12, 2024	$79,103.83	351,572
5	February 13, 2024	$149,190.13	663,067
6	February 22, 2024	$166,564.96	740,288
7	March 7, 2024	$149,190.13	663,067
8	March 20, 2024	$231,894.29	1,030,641
9	April 15, 2024	$149,190.13	663,067
10	April 25, 2024	$339,799.98	1,510,222
11	June 24, 2024	$244,780.45	1,087,913
12	August 5, 2024	$235,329.76	1,045,910
13	September 18, 2024	$145,794.03	647,973
14	November 7, 2024	$230,533.85	1,024,594

Fifth Amending Agreement (June 25, 2024): The parties entered into the fifth factoring amending agreement, which: (i) confirmed all payments under the restated Section 4.5 had been made; (ii) the Factor agreed to execute a Waiver and Subordination Request in connection with the FEI Financing (a facility agreement entered into on April 26, 2024 between NuRAN Wireless Africa Holding and Facility for Energy Inclusion, FEI-ONGRID LP), pursuant to which the Factor subordinated its security interests under the Factoring Agreement, the General Security Agreement, and the Guarantee to the security granted to the FEI lenders, and waived non-compliance with Section 13.1.3 of the Factoring Agreement; (iii) increased the aggregate Approved Accounts to CAD $17,886,251.50 through the addition of approximately USD $2,000,000 of new receivables, with a corresponding new draw facility of up to USD $2,000,000 available to the Seller in tranches not exceeding USD $100,000 with at least 10 business days between requests; (iv) replaced Schedule 3 with Schedule 3 (revised June 2024), which re-added certain invoices previously subject to Recourse Notices totalling CAD$733,770.56 / USD $543,533.75; (v) updated the deemed USD/CAD exchange rate from 1.35 to 1.37; and (vi) extended the deadline for Quebec security to be effected from 246 days to one year.

Sixth Amending Agreement (December 23, 2024): The parties entered into the sixth factoring amending agreement, which: (i) agreed that 2024 interest would accrue at 5% per annum (non-compounding) until January 1, 2025, reverting thereafter to 15% per annum; (ii) updated the aggregate Approved Accounts to CAD $25,486,251.50, with Paid Accounts of $18,508,740.23 and Unpaid Accounts of $4,500,000; (iii) updated the total Purchase Price to $10,043,340.95, of which $8,247,202.85 had been paid and $1,796,138.10 remained outstanding (Unpaid Purchase Price); (iv) provided for a new short-term loan facility of up to $300,000 available to the Seller, with each loan bearing a 2% lending fee (increasing by 1% per calendar month to a maximum of 10%), interest at 15% per annum, default interest at 25% compounding, and subject to conversion to Paid Accounts if not repaid within 45 days; (v) reduced the conversion price from $0.225 to $0.20 per share; (vi) extended the term of any outstanding warrants held by the Factor from three years to five years, including extending any warrant expiring on August 28, 2026 to August 28, 2028; (vii) increased the cash recourse threshold from 107% to 135% of the Purchase Amount; (viii) extended the deadline for Quebec security to be effected from one year to 18 months; (ix) increased the aggregate Approved Accounts cap from $15,000,000 to $25,500,000; and (x) replaced Schedule 3 with Schedule 3 (revised December 2024), re-adding certain invoices previously subject to Recourse Notices, totalling CAD $611,657.64 / USD $446,465.43.

2025

Seventh Amending Agreement (April 15, 2025): The parties entered into the seventh factoring amending agreement, which: (i) settled three short-term promissory notes issued pursuant to Section 7 of the Sixth Amending Agreement, the December 23, 2024 Note ($150,000), the January 22, 2025 Note ($63,405.12), and the February 4, 2025 Note ($146,030.00), as credits against additional Paid Accounts, with accrued interest of $1,962.74 on the December Note paid in cash; (ii) updated the aggregate Approved Accounts to CAD $26,808,020.43 (Paid Accounts: $21,775,356.63; Total Purchase Price: $10,402,776.07; Purchase Price Paid: $9,622,392.97; Unpaid Accounts: $780,383.10); (iii) provided for an additional short-term loan facility of up to $200,000; and (iv) extended the deadline for Quebec security to be effected from 18 months to 24 months; and (v) increased the aggregate Approved Accounts cap to $27,000,000.

Eighth Amending Agreement (August 19, 2025): The parties entered into the eighth factoring amending agreement, which settled 14 additional short-term promissory notes (the April 15 Note through August 19 Note, totalling approximately $1.35 million in principal) as credits against Paid Accounts, with the Seller having the option to repay each such note in cash by August 25, 2025 in lieu of the credit being applied to Paid Accounts.

The following additional Recourse Notices were issued and settled by the Seller through the issuance of Units during 2025:

Recourse #	Date	Amount	Units Issued
15	January 2, 2025	$300,000.00	1,500,000
16	February 12, 2025	$300,000.00	1,500,000
17	April 2, 2025	$300,000.00	1,500,000
18	May 2, 2025	$300,000.00	1,500,000
19	May 20, 2025	$600,000.00	3,000,000
20	June 26, 2025	$500,000.00	2,500,000
21	July 14, 2025	$500,000.00	2,500,000
22	July 22, 2025	$500,000.00	2,500,000

On December 9, 2025, the Factor amended its articles to reclassify its common shares into Class A Common Shares and Class B Common Shares, each issuable in an unlimited number. On December 16, 2025, the Factor completed a 1,000,000-for-1 share split, resulting in 100,000,000 common shares issued and outstanding. On December 19, 2025, the Factor issued 726,752,667 preferred shares at a fair value of $0.01 per share for the settlement of debt with certain shareholders and related parties.

On December 22, 2025, the Restructuring Transaction closed. NuRAN acquired all of the issued and outstanding shares of the Factor pursuant to a share purchase agreement, in exchange for 7,198,026 Units of NuRAN at a deemed price of $2.89 per Unit, representing aggregate consideration of approximately $20,802,303.09. Following completion of the Restructuring Transaction, the Factor ceased to operate as an independent entity and its assets and liabilities were integrated into the Company.

Information Concerning the Factor Following Completion of the Transaction

As a result of the Restructuring Transaction, the Company acquired all of the issued and outstanding common shares and Preferred Shares of the Factor. Any related indebtedness under the Preferred Shares constitutes intercompany balances and are eliminated in the consolidated financial statements. The Company expects to dissolve the Factor at a later date.

On a pro forma basis, before transaction costs related to the Transaction, as at December 31, 2025, the Factor had approximately $6, less transaction costs, in cash. See “Information Concerning Resulting Issuer - Consolidated Capitalization” in this material change report, as well as the pro forma consolidated financial information and the accompanying notes thereto attached as Schedule “B”.

PARTICULARS OF THE MATTER – MI 61-101

In the Management Information Circular (the “Circular”) dated September 9, 2025, the Company determined that the proposed Restructuring Transaction may constitute a “related party transaction” and/or a “business combination” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), depending on the final participation of certain debt holders and subscribers and the resulting ownership of the Company following completion of the Restructuring Transaction.

The Restructuring Transaction described in the Circular involved:

(a)      the settlement of up to $25,000,000 of outstanding indebtedness (including accrued interest) through the issuance of equity securities; and

(b)      the concurrent issuance of additional equity securities for gross proceeds of up to $5,000,000,

which, in the aggregate, could have resulted in the issuance of securities representing more than 100% of the then issued and outstanding Common Shares of the Company on a non-diluted basis.

Under the Transaction, the Company acquired all of the issued and outstanding shares of the Factor from its Shareholders (the “Vendors”).

As previously disclosed, the Company sought to implement a restructuring transaction involving the settlement of indebtedness and the raising of additional equity capital.

The transaction constitutes an acquisition that may be characterized as a business combination for accounting or NI 51-102 purposes; however, it does not meet the definition of a “business combination” under Multilateral Instrument 61-101, as it does not involve the termination of the interests of equity security holders without their consent or otherwise fall within the scope of that definition.

Following further negotiations with creditors and prospective investors, on December 22, 2025, the Company implemented a transaction structured as an acquisition of the Factor (the “Acquisition”), which achieved substantially the same economic objectives as the originally proposed Restructuring Transaction, including the reduction of indebtedness and improvement of the Company’s financial position.

While the Acquisition resulted in significant dilution to existing shareholders, it did not involve the termination of the interests of holders of equity securities of the Company without their consent, nor did it otherwise constitute a transaction of the nature contemplated by the definition of “business combination” under MI 61-101.

The Acquisition involved the acquisition of 100% of the shares of the Factor; the settlement of $26,222,524.26 of indebtedness; and the issuance of equity securities with an aggregate value of approximately $30,000,000.

The issuance of securities exceeded 100% of the Company’s issued and outstanding Common Shares on a non-diluted basis. This issuance of securities was approved by the shareholders in the Annual General and Special Meeting that took place on October 29, 2025.

The acquisition of the Factor pursuant to the Share Purchase agreement dated December 22, 2025 (the “Transaction”) does not constitute a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (MI 61-101).

Although Binyomin Posen and Francis Letorneau are “related parties” of the Company for purposes of MI 61-101. Binyomin Posen and Francis Letorneau, and their affiliates and representatives, representing approximately 19.68% of the Company’s issued and outstanding voting securities, did not vote on this resolution.

Upon completion of the Restructuring Transaction, the Company had 12,905,118 common shares issued and outstanding, of which 7,198,026 common shares were issued to the shareholders of Factor as consideration. As at December 31, 2025, a total of 13,052,785 common shares were issued and outstanding. The chart below summarizes the shareholdings:

Factor Shareholder	Holdings on a Post- Consolidation Basis Prior to the Restructuring Transaction	Units	Total	Percentage of Common Shares Held as of December 23, 2025	Percentage of Common Shares Held as of December 31, 2025
1. Shimshon Posen	4,519	1,159,966	1,164,485	9.02%	8.92%
2. AK Holdings Group Inc.	—	1,288,927	1,288,927	9.99%	9.87%
3. Joseph and Marla Posen Family Trust	—	1,288,927	1,288,927	9.99%	9.87%
4. Xorax Family Trust	33,333	1,124,567	1,157,900	8.97%	8.87%
5. Donal Carroll	33,333	1,124,567	1,157,900	8.97%	8.87%
6. Pacific Investment Holdings Limited	33,333	1,124,567	1,157,900	8.97%	8.87%
7. Roxanne Letourneau	75	86,505	86,580	0.67%	0.66%
Total	104,593	7,198,026	7,302,619	56.59%	55.95%

Certain vendors of the Factor are related to insiders of the Company. Shimshon Posen, a vendor of the Factor, received 1,159,966 Units upon closing of the Restructuring Transaction; Binyomin Posen, a director of the Company, is the brother of Shimshon Posen. The Joseph and Marla Posen Family Trust, also a vendor of the Factor, received 1,288,927 Units upon closing; Binyomin Posen has a familial relationship with Chana Posen, who serves as trustee of such trust. In addition, Roxanne Letourneau, a vendor of the Factor, received 86,505 Units upon closing; Ms. Letourneau is the daughter of Francis Létourneau, a director and the Chief Executive Officer of the Company, and does not reside at the same address as Mr. Létourneau.

DIVIDENDS OR DISTRIBUTIONS

The Factor has not declared or paid any cash dividends on any of its issued shares since incorporation. The Factor does not have a dividend policy and, given the current stage of the Factor’s corporate development, the Factor does not intend to adopt such a policy in the foreseeable future. Any decision to declare and pay dividends will be made by the Factor’s board of directors on the basis of earnings, financial requirements and other conditions existing at such future time.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected financial information for the Factor for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of the Factor attached as Schedule “C” to this material change report. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

	Period ended December 22, 2025 ($)	Fiscal year ended December 31, 2024 ($)
Total revenues	1,970	178,997
Total operating expenses	(174,271)	(153,676)
Net income (loss)	(172,301)	(8,361)
Basic net loss per share	(0.00)	(0.00)
Total Assets	7,619,168	7,239,654
Total Liabilities	7,267,527	6,715,712

MANAGEMENT DISCUSSION & ANALYSIS

The Factor’s Management Discussion and Analysis for the period ended December 22, 2025 and December 31, 2024, are incorporated herein as Schedule “D”.

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital

The authorized share capital of Advance Factoring Inc. consists of an unlimited number of Class A Common Shares, Class B Common Shares and Preferred Shares. The Class A Common Shares and Class B Common Shares rank junior to the Preferred Shares with respect to dividends and the distribution of assets upon liquidation, dissolution or winding-up of the Factor and otherwise carry the rights of common shares under the OBCA and the articles of the Factor.

Each Common Share entitles the holder to receive notice of, attend and vote at all meetings of shareholders of the Factor, except meetings at which only holders of another class or series of shares are entitled to vote, with one vote per Common Share. Holders of Common Shares are entitled to receive dividends if and when declared by the board of directors. In the event of any liquidation, dissolution or winding-up of the Factor, holders of Common Shares are entitled to receive the remaining assets of the Factor available for distribution after satisfaction of the rights of any shares ranking in priority to the Common Shares.

The Preferred Shares rank in priority to the Class A Common Shares and Class B Common Shares with respect to dividends and distributions on liquidation. The Preferred Shares are generally non-voting and holders are not entitled to receive notice of or attend meetings of shareholders, except in certain limited circumstances expressly provided for in the articles, including meetings relating to the dissolution of the Corporation or the sale of all or substantially all of its assets. In addition, if the Factor fails to redeem or retract Preferred Shares as required under the articles, the holders thereof become entitled to one vote per Preferred Share at meetings held after the applicable redemption date. The Preferred Shares are redeemable and retractable at a redemption amount of $0.01 per share, carry non-cumulative dividends declared at the discretion of the board of directors within the limits set out in the articles, and entitle holders, on liquidation, to receive the redemption amount together with any declared and unpaid dividends, in priority to the common shares.

As the Preferred Shares include a holder-controlled redemption option, they are recorded as a financial liability in the Factor’s audited financial statements. Through the Restructuring Transaction, the Company has assumed this liability. As of the Closing Date, the aggregate redemption amount of the Preferred Shares is $7,267,527 (726,752,667 shares x $0.01 per share). Notwithstanding the foregoing, pursuant to the Restructuring Transaction, the indebtedness under the Preferred shares constitutes intercompany balances and are eliminated in the consolidated financial statements.

As of the date of the Restructuring Transaction, 100,000,000 Class A Shares and 726,752,667 Preferred Shares were issued and outstanding. No Class B Shares were issued or outstanding as of such date.

The equity securities distributed under the material change report are issued by NuRAN Wireless Inc. in connection with the Restructuring Transaction. The Factor is not distributing any securities, and no securities of the Factor are being offered or issued.

OPTIONS TO PURCHASE SECURITIES

As at November 21, 2025, being a date within 30 days prior to the date of the effective date of this material change report, there were no options to purchase securities of the Factor. outstanding or issuable, including options held by or issued to executive officers or former executive officers of the Factor, as a group, or directors or former directors of the Factor, as a group; executive officers or former executive officers of any subsidiary of the Factor, as a group, or directors or former directors of such subsidiaries, as a group; employees or former employees of the Factor or any of its subsidiaries; consultants of the Factor or any of its subsidiaries; or any other person or company.

CONSOLIDATED CAPITALIZATION

Other than as disclosed herein, there have been no material changes in the share capitalization or indebtedness of the Factor since December 22, 2025, the date of the Factor’s most recent financial statements. The following table sets forth the consolidated capitalization of the Factor as at December 22, 2025, and on a pro forma basis giving effect to the Restructuring Transaction as if it had occurred on January 1, 2025. This table should be read in conjunction with the Factor’s comparative financial statements for the period ended December 22, 2025, and the related notes thereto, as well as management’s discussion and analysis.

Designation of Security	Amount Authorized or to be authorized	Amount outstanding as of the date of the most recent balance sheet(1)	Amount outstanding as of the date prior to giving effect to the Restructuring Transaction
Common Shares	Unlimited	100,000,000	100,000,000
Preferred Shares	Unlimited	726,752,667	726,752,667
Warrants	Unlimited	Nil	Nil
Options	Unlimited	Nil	Nil
RSUs	Unlimited	Nil	Nil

PRIOR SALES

The Factor has issued the following securities within the 12 months preceding December 22, 2025:

Date	Type	Deemed Price	Number of Securities
December 19, 2025(1)	Preferred Shares	$0.01	726,752,667

Note:

(1)	The Factor issued 726,752,667 preferred shares at a fair value of $0.01 per share for the settlement of debt with certain shareholders and related parties.

Market for Securities

No securities of the Factor are listed or traded on any exchange or quotation system. Upon completion of the Transaction and subject to receipt of all required regulatory approvals, the Factor Shares will be exchanged for shares of the Resulting Issuer. The shares of the Resulting Issuer are expected to be listed on the Canadian Securities Exchange.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date hereof, no securities of the Factor are held in escrow or are subject to any contractual restrictions on transfer.

PRINCIPAL SECURITYHOLDERS

To the best of the knowledge of the directors and executive officers of the Factor, as of the material change report, the following persons beneficially owned, or exercise control or direction over, directly or indirectly, over more than 10% of the issued and outstanding common shares of the Factor as at the date of the Restructuring Transaction:

Name of Shareholder	Number of Voting Securities	Percentage of Voting Shares Held
Shimshon Posen	24,768,073	24.77%
AK Holdings Group Inc.	20,978,317	20.98%
Xorax Family Trust	17,468,839	17.47%
Donal Carroll	17,468,839	17.47%
Pacific Investment Holdings Limited	17,468,839	17.47%
Roxanne Letourneau	1,847,093	1.85%

DIRECTORS AND EXECUTIVE OFFICERS

As at the date of the Restructuring Transaction, the board of directors of the Factor is comprised of one (1) director, who is elected at each annual meeting of shareholders to hold office for one year or until his successor is elected or appointed, unless he resigns or his office becomes vacant.

The following table sets forth the name and residence of each director and executive officer of the Factor, as well as such individuals position with the Factor, period of service as a director and/or officer (as applicable), and principal occupation(s) within the five preceding years:

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years(1)	Director or Officer of the Factor Since	Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
Shimshon (Shimmy) Posen Toronto, ON	Partner at Garfinkle Biderman LLP	December 30, 2022	24,768,073 common shares (24.77%)
CEO, CFO, Secretary and Director

Immediately before the Restructuring Transaction, the sole director of the Factor owns 24,768,073 common shares of the Factor, representing approximately 24.77% of the outstanding common shares of the Factor.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as stated below, no director or officer of the Factor is, as at the date of this material change report, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (b) was subject to an Order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

Other than as stated below, no director or officer of the Factor is, as at the date of this material change report, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (b) has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his, her or its assets; (c)  has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to reasonable investor in making an investment decision regarding the Factor.

EXECUTIVE COMPENSATION

The following table sets forth the information required under Form 51-102F6V-Statement of Executive Compensation-Venture Issuers of Regulation 51-102 respecting Continuous Disclosure Obligations (the “Form 51-102F6V”), regarding all compensation paid, payable, granted or otherwise provided during the last three financial years of years Factor, to all persons acting as directors or as “Named Executive Officers” (the “NEOs”), as this expression is defined in Form 51-102F6V, for the period ended December 22, 2025 and December 31, 2024. The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) is the only NEO of Factor for the period ended December 22, 2025 and December 31, 2024 is Shimmy Posen.

Director and named executive officer compensation, excluding compensation securities

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites(1) ($)	Value of all other compensation ($)	Total compensation ($)
Shimshon (Shimmy) Posen President, CEO, CFO and Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil

Employment, Consulting and Management Agreement

Management functions of the Company are not, to any substantial degree, performed other than by directors or NEOs of the Factor. There are no agreements or arrangements that provide for compensation to NEOs or directors of the Factor, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Factor or a change in the NEO or director’s responsibilities.

Equity Compensation Securities

The Factor did not have in place an incentive compensation plan.

Oversight and Description of Director and NEOs Compensation

The Factor’s board of directors (the “Board”) has no compensation committee. Considering its small size, the Board assumes the responsibility to establish the objectives of the Factor’s executive compensation program which are to attract, motivate, engage and retain qualified, high performance individuals and to meet performance objectives designed to increase shareholder returns. The Board: (i) establishes the objectives that will govern Factor’s compensation program for the NEOs and the directors; (ii) oversees and approves the compensation and benefits; and (iii) promotes the clear and complete disclosure to shareholders of material information regarding executive compensation.

Compensation Process and Objectives

The Board relies on the knowledge and experience of its members to set appropriate levels of compensation for the NEOs. The Board reviews the NEOs compensation on an annual basis and, in doing such task, it evaluates the NEOs achievements during the preceding year. The Factor has not retained any third party advisors to conduct compensation reviews of its competitors’ pay levels and practices.

The Factor’s principal business consisted of acquiring certain receivables of the Company and holding those receivables and related contractual arrangements pursuant to the factoring agreement with the Company. While the Factor completed a limited number of additional factoring mandates, its activities were primarily focused on the factoring arrangement with the Company.

As a result, the Board did not consider traditional performance metrics, such as corporate profitability, to be appropriate in evaluating the performance of Factor’s Named Executive Officers (“NEOs”). The compensation of the officers was determined having regard to the limited scope of the Factor’s operations, industry compensation practices and the execution of the Factor’s business objectives, including the management of the receivables and related financing arrangements.

The Factor was incorporated with minimal capitalization and was financed primarily through debt obligations. Immediately prior to the Closing, certain debt obligations were settled through the issuance of 726,752,667 Preferred Shares of the Factor in favour of the holders of such debt. The Preferred Shares are recorded as a financial liability in the Factor’s financial statements. The Company acquired all of the issued and outstanding common shares and Preferred Shares of the Factor. Any related indebtedness under the Preferred Shares constitutes intercompany balances and are eliminated in the consolidated financial statements.

The Factor does not offer benefit programs, such as life insurance and health and dental benefits.

Pension and Retirement Plans

The Factor does not have any pension plan that provides for payments or benefits at, following, or in connection with retirement of any director or officer.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, officer, employee or previous directors, officers or employees of the Factor was indebted to the Factor at any time in its last completed financial year in connection with the purchase of securities of the Factor of for any other reason.

LEGAL PROCEEDINGS OR REGULATORY ACTIONS

As of the date of this material change report, the Factor is not or was not a party to any legal proceedings or regulatory actions and is not aware of any such proceedings or actions known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed, there were no material interests, direct or indirect, of Factor’s directors or executive officers, or any director or executive officer of a subsidiary of Factor, or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of Factor, or any associate or affiliate of such persons, in any transaction since the commencement of the Factor’s last completed financial year or in any proposed transaction that has materially affected, or would materially affect, the Factor.

NON-ARM’S LENGTH PARTY TRANSACTIONS

At December 22, 2025, amounts included in accounts payable and accrued liabilities due to related parties was $nil upon completion of the Restructuring Transaction (2024 -- $6,667,122). In addition, on December 19, 2025, 726,752,667 Preferred Shares were issued to related parties of the Company, including Shimshon Posen (CEO and director) and other shareholders, in settlement of existing debt obligations. The Preferred Shares are recorded as a financial liability in the amount of $7,267,527. The key terms of the Preferred Shares are described under “Description of Securities — Preferred Shares of the Factor” above.. Any related indebtedness under the Preferred Shares of the Factor constitutes intercompany balances and are eliminated in the consolidated financial statements.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Factor is ND LLP located at 120 East Beaver Creek Rd, suite 200, Richmond Hill, ON L4B 4V1.

MATERIAL CONTRACTS

The material contracts entered into in connection with the Restructuring Transaction include the acquisition agreement relating to the Company’s acquisition of the Factor is filed on SEDAR+. The acquisition agreement includes customary representations, warranties, and indemnification provisions protecting NURAN against undisclosed liabilities and breaches by the Factor.

Other than the acquisition agreement and the contracts entered into in the ordinary course of business, the following material contracts were entered into by the Factor and effective up to December 22, 2025, and are still in effect as of the date of this material change report:

(i)	the Factoring Agreement dated August 28, 2023 between NuRAN Wireless Inc. and Advance Factoring Inc., as amended by eight amending agreements;

(ii)	the General Security Agreement dated August 28, 2023; and

(iii)	the Guarantee dated August 28, 2023.

The foregoing agreements are discussed in the section titled Description of The Business Of the Factor - Three Year History - Recent Developments (Current Financial Year)

EXPERTS

ND LLP, the auditors of the Factor, have advised that they are independent with respect to the Factor within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

None of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received or is expected to receive, registered or beneficial interests, direct or indirect, in common shares of the Factor or other property of the Factor or any of its associates or affiliates, representing 1% or more of the outstanding common shares of the Factor.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein that are necessary to be disclosed in order for this “Information Concerning the Factor” to contain full, true and plain disclosure of all material facts relating to the Factor.

FINANCIAL STATEMENT DISCLOSURE

The financial statements of the Factor included in this material change report as Schedule “E” are the audited annual financial statements for the period ended December 22, 2025 and December 31, 2024.

INFORMATION RELATING TO THE RESULTING ISSUER

The following information is presented on a post-Restructuring Transaction basis and is reflective of the projected business, financial and share capital position of the Resulting Issuer. This section only includes information respecting the Resulting Issuer that is materially different from information provided earlier in this material change report. Following the completion of the Transactions, the Resulting Issuer will carry on the businesses currently carried on by Nuran. See the various headings under “Information Concerning the Factor” for additional information regarding the Factor, respectively. See also the Pro Forma Financial Statements of the Resulting Issuer attached hereto as Schedule “D”

The following section of this material change report contains forward-looking information. Readers are cautioned that actual results may vary. See “Forward-Looking Information”.

Corporate Structure

Name and Incorporation

The corporate name of the Resulting Issuer is “NuRAN Wireless Inc.” The Resulting Issuer will be governed by the Business Corporations Act (British Columbia). Following completion of the Restructuring Transaction, the Resulting Issuer’s head office will be located at Suite 100, 2150 Cyrille-Duquet St., Quebec, Québec, G1N 2G3, Canada. The Resulting Issuer’s registered and records office is 1000 - 595 Burrard Street, Vancouver, BC V7X 1S8.

Intercorporate Relationships

Prior to the completion of the Transaction, the corporate structures of the Company and Factor are as follows:

Upon the completion of the Transaction, the corporate structure of the Resulting Issuer will be as follows:

Upon completion of the Restructuring Transaction, the indebtedness owed to the Factor was fully satisfied through the issuance of common shares, and the Factor ceased to be a creditor of the Issuer.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company continues to carry on the same business following completion of the Restructuring Transaction.

NuRAN is a leading supplier of mobile and broadband wireless infrastructure solutions. Its innovative radio access network (RAN), core network, and backhaul products dramatically reduce the total cost of ownership, giving mobile network operators (MNOs) the ability to profitably serve remote, low income and low population density locations, an unfeasible proposition with existing systems.

The Company’s current business focus is to grow the market penetration of its Network as a Service (NaaS) offering, a communications solution whose backbone is its Wireless Infrastructure Systems (WIS).

NuRAN’s WIS are mobile wireless infrastructure equipment (e.g. base station radios) that use proprietary breakthrough small cell solutions to offer better coverage, the lowest installed cost, the most efficient power consumption combined with leading technology for satellite bandwidth reduction usage currently available in the global marketplace. This technology was subject to rigorous testing by leading MNOs proving its carrier-grade status and leading to broad acceptance for NaaS solutions in the years since.

Our design provides two key competitive advantages:

• Low total cost of ownership, a key feature for developing countries and rural/low population density areas, and

• Small footprint, easy to deploy private networks, customizable for large scale deployments such as rural mobile networks and specific markets such as defense, utilities, industrial and machine-to-machine (“M2M”).

NuRAN’s NaaS model leverages the capabilities of its WIS as well as its extensive expertise in building cost-effective cellular infrastructure. The model provides not only network equipment, but NuRAN also finances, builds, manages and maintains the cellular sites in a very effective manner. Revenue to NuRAN comes in the form of either a revenue share with guaranteed minimum or threshold or fixed monthly payments depending usually on the type of site being deployed. As demonstrated by the number of contracts signed, the NaaS model has received significant interest from MNOs as a carrier-grade mobile network infrastructure solution that allows MNOs to continue focusing their capital expenditure on building capacity in denser urban and semi-urban areas while developing new technologies such as 4G and 5G. Another reason for this growing interest in the NaaS model is that it allows MNOs to reach previously uneconomic markets, thus meeting government license obligations to cover the vast majority of the population which is only possible by serving remote communities. The investment in the NaaS model is customer friendly but it also provides NuRAN with long-term recurring revenues over contract periods which range from 5 to 10 years in length, and in many cases are of indefinite length because they incorporate continued asset ownership by NuRAN.

NuRAN’s wireless infrastructure solutions are also capable of supporting mobile payment transactions, a tremendous social and economic benefit for those in the developing world where 95% of all transactions are cash and 60% of adults don’t currently have a bank account, as well a significant potential market for MNOs. This is one of the key applications that MNOs are interested in rolling out when they deploy NaaS in rural areas where bank accounts are less prevalent.

By deploying communication infrastructure in uncovered areas, NuRAN also makes a very significant contribution to the socio-economic conditions of the areas it serves and meets a significant number of the seventeen sustainable development goals set by the United Nations. This includes improving the local economies and enabling access to e-learning, e-health and other social services not currently available to the local population.

The Resulting Issuer’s assets can be found in its 2025 audited financial statements and consist primarily of cash and cash equivalents, trade and other receivables, telecommunications infrastructure and related equipment, intangible assets, right-of-use assets and investments in subsidiaries. Assets recognized in connection with the Restructuring Transaction were recorded in accordance with IFRS and primarily reflect the settlement of 7.6 million of receivables previously owed by the Issuer.

Stated Business Objectives

Upon completion of the Transaction, the Resulting Issuer’s business objectives will be to continue to develop, operate and expand its existing telecommunications business and to grow and realize value from its current operations. NuRAN Wireless is a specialist telecommunications company focused on providing affordable and innovative wireless network solutions, including 2G, 3G and 4G technologies, primarily in rural and remote regions that are underserved by traditional network infrastructure.

The Resulting Issuer’s objectives include expanding the deployment of its compact and cost-effective wireless solutions in developing and remote markets, supporting the delivery of reliable connectivity to populations with limited access to telecommunications services, and enhancing the scalability and efficiency of its network-as-a-service model. In pursuing these objectives, the Resulting Issuer seeks to improve long-term shareholder value while advancing its mission of bridging the digital divide by enabling affordable and reliable connectivity in underserved regions.

DESCRIPTION OF SECURITIES

The authorized share capital of the Resulting Issuer following completion of the Restructuring Transaction shall consist of an unlimited number of common shares. The authorized share capital of the Resulting Issuer and the rights and restrictions of the Resulting Issuer Shares will remain unchanged.

As of the date of this material change report, there are 12,905,118 common shares of the Resulting Issuer issued and outstanding.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Resulting Issuer as at the date of this material change report after giving effect to the Restructuring Transaction. For detailed information on the capitalization of the Company and Factor as at December 31, 2025, see the Company’s audited annual financial statements of the Company as at December 31, 2025 and the annual financial statements of the Factor for the period ended December 22, 2025 and December 31, 2024. See also the pro forma condensed consolidated financial statements of the Resulting Issuer which gives effect to the Transaction as set forth in Schedule “D” to this material change report.

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of the date prior to giving effect to the Restructuring Transaction	Amount outstanding after giving effect to the Restructuring Transaction (Resulting Issuer)	Amount outstanding after giving effect to December 31, 2025 (Resulting Issuer)
NURAN Shares	Unlimited	5,707,092	12,905,118	13,069,567
Total Shares Outstanding		5,707,092	12,905,118	13,069,567
NURAN Warrants	Unlimited	28,867	6,294,004	6,359,067
NURAN Options	10% of issued and outstanding	9,566	9,566	9,566
NURAN RSUs	10% of issued and outstanding	Nil	Nil	Nil
Total Capitalization fully diluted		5,745,525	19,208,688	19,438,200

AVAILABLE FUNDS AND PRINCIPAL PURPOSE

The available funds of the Resulting Issuer are estimated to be approximately ($33,002,029) represented as current assets less current liabilities as at the date of this material change report on a pro-forma basis. Per the Restructuring Transaction, the Resulting Issuer purchased all of the issued and outstanding common and preferred shares of the Factor for consideration of $20,802,303, by way of issuance of 7,198,026 Units, broken down into 7,198,026 common shares and 3,599,013 warrants.

The Resulting Issuer reserves the right to allocate and reallocate available funds among its projects and uses as management may determine to be appropriate from time to time, where such reallocation is considered necessary for sound business reasons. The Resulting Issuer may require additional capital to fund its operations and growth initiatives, which may be obtained from a combination of existing cash flow, anticipated cash flow, equity financing and/or debt financing. There can be no assurance that additional capital will be available to the Resulting Issuer when required or that such financing will be available on terms acceptable to the Resulting Issuer. See “Risk Factors”.

DIVIDENDS

The payment of dividends following completion of the Restructuring Transaction will be at the discretion of the Resulting Issuer Board. The Company has not declared or paid dividends on the Company Shares to date and the Resulting Issuer is not currently expected to pay dividends following the completion of the Restructuring Transaction, as it is currently anticipated that it will retain future earnings for use in the development of the Resulting Issuer’s business and for general corporate purposes. Accordingly, dividends will only be paid when operational circumstances permit.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and executive officers of the Factor and NURAN, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Resulting Issuer.

DIRECTORS, OFFICERS AND PROMOTERS

Name, Address, Occupation and Security Holdings

Following completion of the Transaction, the board of directors of the Resulting Issuer are Francis Letourneau, Binyomin Posen, Brendan Purdy, Vitor Fonseca, Navindran Naidoo, Avi Minkowitz, and Joseph Labkowski. Binyomin Posen, Brendan Purdy, Vitor Fonseca, Navindran Naidoo, Avi Minkowitz, and Joseph Labkowski are independent. Francis Letourneau is not independent as he is the president and CEO of the Resulting Issuer. The directors of the Resulting Issuer will hold office until the next annual general meeting of the Resulting Issuer or until their respective successors have been duly elected or appointed, unless his or her office is earlier vacated in accordance with the articles and by-laws of the Resulting Issuer or within the provisions of the BCBCA.

The following table sets forth certain information regarding the individuals who serve as directors and officers of the Resulting Issuer, including their place of residence, status as independent or non-independent director (if applicable), the period of time for which each director or officer has served as a director or officer of the Company or the Factor, as applicable, each director’s principal occupation, business or employment for the past five years, and the number of securities of the Resulting Issuer that will be beneficially owned by each director or officer, directly or indirectly, or over which each director or officer will exercise control or direction.

Name, Province or State and Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director or Officer	Number of Common Shares Owned(2)
Francis Letourneau Quebec City, QC President, CEO and Director	CEO and President of NuRAN Wireless since August 28, 2020 and October 16, 2020, respectively; VP, Sales & Marketing of NuRAN Wireless 2015 to 2020	Since March 16, 2016	7,967
Jim Bailey Newbury, United Kingdom CFO	CFO of NuRAN Wireless; financial consultant to SMEs providing corporate finance advice in M&A, business planning	Since October 16, 2020	3,042
Binyomin Posen(1) Toronto, ON Director	Senior Analyst at Plaza Capital Ltd. since 2017	Since October 16, 2020	Nil
Brendan Purdy(1) Toronto, ON Director	Principal lawyer at Purdy Law since January 2014	Since October 16, 2020	Nil
Vitor Fonseca(1) Toronto, ON Director	Treasurer and Vice President of Romspen Investment Corp. from February 2007 to February 2022; Director of Canntab Therapeutics Ltd. from April 11, 2018 to May 1, 2023	Since March 11, 2021	27,761
Navindran Naidoo Johannesburg, South Africa Director	Various Senior Management positions in Group Technology as well as being the Network Executive from 2013 to 2021. He has had previous assignments in Nigeria, Uganda, Cameroon, and Swaziland	Since February 1st, 2024	Nil
Avi Minkowitz Toronto, ON Director	Entrepreneur and finance professional with various private hedge funds	Since September 30, 2025	Nil
Joseph Labkowski Cape Coral, Florida Director of Nuran	Executive Director of the Chabad Jewish Center of Cape Coral	Since December 22, 2025	Nil

Notes:

(1) Member of audit committee for the fiscal year ending December 31, 2025.

(2) The information as to the number of Shares (being the only voting securities of the Company) beneficially owned, or controlled or directed, directly or indirectly, is as of December 22, 2025, and has been furnished to the Company by the respective nominees individually. These figures do not include any securities that are convertible into or exercisable for Common Shares of the Company. The number of shares has been updated as a result of the 300:1 consolidation that took place on December 9, 2025.

After giving effect to the Restructuring Transaction, it was expected that the number of Resulting Issuer Shares beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the directors and officers of the Resulting Issuer and their associates and affiliates, will be an aggregate of approximately 38,770 Resulting Issuer Shares representing approximately 0.30% of the 12,905,118 Resulting Issuer shares that were anticipated to be outstanding following completion of the Restructuring Transaction.

The board committees of the Resulting Issuer include an audit committee. No other board committees have been considered necessary at this stage. Binyomin Posen, Brendan Purdy, and Vitor Fonseca are the members of the audit committee. All members are independent and each member has sufficient financial expertise, experience with audit engagements for public companies, and Canadian financial reporting skills. Each of the members meet the requirements set out in Section 3 – Relevant Education and Experience of Form 52-110F2 – Audit Committee Disclosure by Venture Issuers.

No officer or director has a non-disclosure agreement with the Resulting Issuer. Francis Létourneau and Jim Bailey has non-compete provisions in their management agreements with the Resulting Issuer.

Biographies of Management and Directors

Relevant Education and Experience of Managers and Directors

Francis Letourneau is President and Chief Executive Officer of NuRAN Wireless Inc. and has more than 25 years of experience in the telecommunications industry. Mr. Letourneau has been with NuRAN Wireless for over two decades and was appointed to the Company’s board of directors in 2015. During his tenure, he has held a number of senior roles, including leadership positions in sales, marketing, and business development. As Chief Executive Officer, Mr. Letourneau has led the strategic transition of NuRAN Wireless toward a Network-as-a-Service (NaaS) business model focused on enabling mobile network operators to expand connectivity in underserved and rural regions. Mr. Letourneau holds a Bachelor of Business Administration from Université Laval in Québec, Canada, and is a Registered Certified Management Accountant (CMA).

Jim Bailey is Chief Financial Officer of NuRAN Wireless Inc. and has more than 25 years of experience working with telecommunications, media, and technology companies. Over the course of his career, he has held senior finance and executive roles, including Director of Mergers and Acquisitions, Chief Financial Officer, Chief Executive Officer, and director positions in various organizations. Mr. Bailey previously served as Chief Financial Officer and later Chief Executive Officer of Telecel International, a subsidiary of Orascom Telecom Holding, which operated telecommunications businesses across sub-Saharan Africa. He also held business development responsibilities within the Orascom Telecom group covering the EMEA region and served as Chief Financial Officer of Orascom Telecom WiMAX Limited, a joint venture with Intel Capital. For the past decade, Mr. Bailey has worked as a financial consultant to small and medium-sized enterprises, providing corporate finance advisory services in areas including mergers and acquisitions, business planning, and interim or part-time chief financial officer mandates. Mr. Bailey holds a Bachelor of Commerce from the University of Calgary, an MBA from London Business School, and is a member of the Chartered Institute of Management Accountants (CIMA).

Binyomin Posen is a corporate executive and director with extensive experience in capital markets, corporate finance, and the governance of public companies. Mr. Posen currently serves as President of 2778533 Ontario Inc. and holds senior executive roles, including Chief Executive Officer, Chief Financial Officer, and director positions, at several public and private companies. Mr. Posen has served as a director or officer of a number of publicly listed companies across the mining, technology, and telecommunications sectors. He currently serves as a director of NuRAN Wireless Inc., as well as several other public companies. Earlier in his career, Mr. Posen worked as a senior analyst at Plaza Capital Ltd., where he gained experience in investment analysis and capital markets. Throughout his career, Mr. Posen has been involved in corporate development, financing transactions, and the strategic oversight of growth-stage public companies.

Brendan Purdy is a lawyer and corporate executive with experience advising and leading publicly listed and private companies across a range of industries, including natural resources, technology, and financial services. Mr. Purdy is the principal of Brendan Purdy, Barrister & Solicitor, and serves as General Counsel to several companies. Over the course of his career, Mr. Purdy has held a number of executive and board positions with public companies, including Chief Executive Officer, Chief Financial Officer, Secretary, and director roles. He currently serves as Chief Executive Officer and director of Canadian GoldCamps Corp. and International Cobalt Corp., and as Chief Financial Officer and director of Transnational Cannabis Ltd. Mr. Purdy is a member of the Law Society of Ontario and holds a graduate degree from the University of Ottawa and an undergraduate degree from Western University.

Vitor Fonseca has over 25 years of experience in the finance and real estate industries. He currently serves as Vice President and Treasurer of Romspen Investment Corporation, one of the largest private commercial real estate lenders in Canada, with a portfolio exceeding $3 billion across North America. Prior to joining Romspen, Mr. Fonseca served as Chief Operating Officer of a retirement home developer and operator. Mr. Fonseca currently serves as a director and Chair of the Audit Committee of Canntab Therapeutics Inc. and as a director of Magellan Community Care, a not-for-profit organization developing a senior care complex in downtown Toronto. He previously served as a director and Chair of the Audit Committee of Mission Ready Services Inc. and Enwave Energy Corporation. Mr. Fonseca holds an MBA from the Rotman School of Management at the University of Toronto, is a Chartered Professional Accountant (CPA-CGA), and is a graduate of the Institute of Corporate Directors.

Navindran Naidoo has more than 25 years of experience in the telecommunications industry, specializing in mobile and fixed network planning, optimization, and infrastructure development. His expertise includes radio access networks (RAN), transport and IP networks, next-generation core networks, spectrum planning, and network infrastructure. Mr. Naidoo spent the majority of his career with MTN Group, joining the organization in 1997 and holding a number of senior technology and network leadership roles. From 2013 to 2021, he served as Network Executive, where he was responsible for the strategic development and evolution of MTN’s global network infrastructure, including RAN, transport, core networks, operational support systems, and energy and infrastructure platforms. During his tenure at MTN, Mr. Naidoo contributed to the expansion of telecommunications infrastructure across several African markets and supported rural network rollout initiatives, including the evaluation and deployment of alternative and open network vendors. He also represented MTN Group in industry initiatives focused on telecommunications innovation and network interoperability. Mr. Naidoo holds a Master of Business Administration, a Postgraduate Diploma in Business Management, a Master of Science in Engineering and Electronics, and a Bachelor of Science in Engineering and Electronics from the University of KwaZulu-Natal in South Africa.

Avi Minkowitz is an entrepreneur and corporate advisor with experience in corporate finance, mergers and acquisitions, and business development. Mr. Minkowitz has been involved in the development, financing, and strategic growth of a number of private and public companies across multiple sectors. Earlier in his career, he worked as an analyst at Leonite Capital, where he was involved in financing transactions, mergers and acquisitions, and corporate development initiatives for publicly traded companies. Mr. Minkowitz has also founded and developed several businesses and has advised companies on growth strategies, restructuring initiatives, and financing matters. Mr. Minkowitz has held director and executive roles with other public and private companies. Mr. Minkowitz holds a Specialized Honours Bachelor’s degree in Psychology and a Master’s degree in Disaster and Emergency Management from York University in Toronto, Canada.

Joseph Labkowski is a non-profit chief executive with over 20 years of experience in strategy, operations, and stakeholder management. Since 2004, he has served as Executive Director of the Chabad Jewish Center of Cape Coral, effectively functioning as its chief executive officer and overseeing budgeting, financial stewardship, staff and volunteer management, vendor and contractor oversight, and day-to-day operations. He has led multiple capital projects from concept through completion, including the planning, fundraising, and construction of a modern community center, initiatives that required long-range planning, disciplined budget control, coordination with local authorities, and continuous engagement with donors and other stakeholders. In this role, Mr. Labkowski works closely with boards, advisors, and public officials, regularly reporting on performance, risk, and policy implementation, and is known for clear communication and an ability to align diverse interests.

Promoter Consideration

No persons have acted as a promoter of the Reporting Issuer or its predecessor corporations for a period of two years prior to the date of this material change report.

Corporate Cease Trade Orders or Bankruptcies

Within the ten years prior, other than as set forth below, no director of the Resulting Issuer is, as at the date of this material change report, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, amalgamation or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

On May 19, 2022, the Company was subject to a cease trade order due to the Company’s prior auditor, Mallette LLP, including an auditor’s report that expressed a modified audit opinion with the Company’s audited annual financial statements for the year ended December 31, 2021. Brendan Purdy, Binyomin Posen, Vitor Fonseca and Francis Letourneau were directors, and Francis Letourneau was an officer, of the Company at that time. Once the Company re-filed its audited annual financial statements for the year ended December 31, 2021 including an auditor’s report that expressed an unmodified audit opinion, the British Columbia Securities Commission issued a revocation order on June 29, 2022.

On May 2, 2023, the Company was subject to a management cease trade order due to the Company failing to file its annual audited financial statements for the year ended December 31, 2022, and its management’s discussion and analysis relating thereto before the prescribed deadline of May 1, 2023. Brendan Purdy, Binyomin Posen, Vitor Fonseca and Francis Letourneau were directors, and Francis Letourneau was an officer, of the Company at that time. Once the Company filed its audited annual financial statements for the year ended December 31, 2022 and its management’s discussion and analysis relating thereto, the British Columbia Securities Commission issued a revocation order on May 15, 2023.

Brendan Purdy was director of Boomerang Oil, Inc. (“Boomerang”) when on February 3, 2015, which was subject to a cease trade order issued by the British Columbia Securities Commission (the “BCSC”) due to Boomerang failing to file its annual audited financial statements for the period ended September 30, 2014, and its management’s discussion and analysis relating thereto within the prescribed time period under applicable securities laws. Mr. Purdy is no longer a director of Boomerang.

Brendan Purdy is currently a director of Rotonda Ventures Corp. (“Rotonda”). Rotonda was subject to a cease trade order issued by the BCSC on September 3, 2020 for failure to file its annual financial statements and accompanying management’s discussion and analysis for the period ended April 30, 2020, within the prescribed time period under applicable securities laws. As of the date hereof, this cease trade order has not been revoked.

Brendan Purdy is currently a director of Wellbeing Digital Sciences Inc. (“Wellbeing Digital”). Wellbeing Digital was subject to a cease trade order issued by the BCSC on April 5, 2023 for failure to file its annual financial statements and accompanying management’s discussion and analysis for the period ended October 31, 2022 and interim financial statements and accompanying management’s discussion and analysis for the period ended January 31, 2023, within the prescribed time period under applicable securities laws. As of the date hereof, this cease trade order has not been revoked. Mr. Purdy is no longer a director of Wellbeing Digital.

Binyomin Posen and Brendan Purdy were directors of i3 Interactive Inc. (“i3”) when on June 29, 2022, the BCSC issued a management cease trade order (the “i3 MCTO”) against i3 and insiders of i3, for failure to file its audited annual financial statements and related management’s discussion and analysis for the year ended February 28, 2022 and corresponding certifications of the foregoing within the time prescribed under NI 51-102. Binyomin Posen was a director of i3 at the time of the i3 MCTO, and remains a director as of the date hereof. The i3 MCTO remains in effect as of the date hereof.

Binyomin Posen was a director of Ryah Group Inc. (“Ryah”) when on July 5, 2022, the Ontario Securities Commission (the “OSC”) issued a cease trade order (the “Ryah CTO”) against Ryah, to replace the management cease trade order issued by the OSC on May 5, 2022 (the “Ryah MCTO”), for failure to file its (i) audited annual financial statements and related management’s discussion and analysis for the year ended December 31, 2021 and corresponding certifications of the foregoing (the “2021 Annual Records”); and (ii) interim financial statements and related management’s discussion and analysis for the interim period ended March 31, 2022 and corresponding certifications of the foregoing (the “2022 Interim Records”) within the time prescribed under NI 51-102. Binyomin Posen was a director of Ryah at the time of the Ryah CTO and Ryah MCTO, and remains a director as of the date hereof. The Ryah CTO remains in effect as of the date hereof.

Vitor Fonseca was a director of Canntab Therapeutics Limited (“Canntab”) when on October 4, 2023, the BCSC issued a cease trade order against Canntab, for failure to file its audited annual financial statements and related management’s discussion and analysis for the year ended May 31, 2023 and corresponding certifications of the foregoing within the prescribed time period under applicable securities laws. As of the date hereof, this cease trade order has not been revoked. Mr. Fonseca is no longer a director of Canntab.

Penalties or Sanctions

No director or officer of the Resulting Issuer or a securityholder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable investor making an investment decision.

On May 3, 2019, pursuant to a disciplinary hearing of the Law Society of Ontario, Mr. Purdy admitted fault for failing to cooperate with an investigation of the Law Society of Ontario by failing to provide a prompt and complete response to written and oral requests from the Law Society. Mr. Purdy was issued a reprimand and ordered to pay costs to the Law Society. Mr. Purdy remains a member of the Law Society of Ontario.

Personal Bankruptcies

No director or officer of the Resulting Issuer, or a securityholder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, or a personal holding company of any such persons, has, within the 10 years preceding the date of this material change report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, merger or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

On August 28, 2020, the board of directors of Nutaq Innovation Inc. (“Nutaq”), a wholly owned subsidiary of the Company, ceased operations and all directors except for Mr. Letourneau resigned their respective positions. On September 2, 2020, Nutaq filed for bankruptcy with the Office of the Superintendent of Bankruptcy under the Bankruptcy and Insolvency Act (Canada). Mr. Letourneau has been director of Nutaq Innovation Inc since December 8, 2017. On September 22, 2020, the assigned trustee and Nutaq’s first ranking secured creditors reached an agreement pursuant to which all of the assets of Nutaq, including all of Nutaq’s inventory, equipment and R&D equipment, trademarks, patents, accounts receivable, bank account and SR&ED credits would be sold by the Trustee with the consent of the first ranking secured creditors. Subsequent to the year ended October 31, 2020, the only operations of the Company is through the parent company and the Company intends to continue the former business of its subsidiary going forward.

Conflicts of Interest

The directors and officers of the Resulting Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and the laws requiring disclosure by directors and officers of conflicts of interest. The Resulting Issuer will rely upon such laws in respect of any such conflict of interest or in respect of any breach of duty by any of the Resulting Issuer’s directors or officers. Any such conflicts are required to be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) (“BCBCA”) and the directors of the Resulting Issuer are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Certain directors of the Resulting Issuer are, or may in the future be, directors, officers or shareholders of other companies that are, or may in future be, engaged in the business of, or enter into transactions with, the Resulting Issuer. Such associations and transactions may give rise to conflicts of interest from time to time.

Other Reporting Issuer Experience

The following table sets out the directors and officers of the Resulting Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers.

Name	Name of Reporting Issuer	Position	Exchange	From	To
Francis Letourneau	—	—	—	—	—
Jim Bailey	—	—	—	—	—
	The Well Told Company Inc.	Director and Officer	Delisted	March 2018	October 2021
			Delisted	August 2022	March 2024
	RDARS Inc.	Director

	Global Tactical Metals Corp.	Director	CSE	November 2021	Present

	i3 Interactive Inc.	Director	Delisted	December 2018	Present

	Canadian Uranium Corp.	Director	CSE	October 2020	Present

	Red Light Holland Corp.	Director	CSE	March 2019	Present

	Vertiqal Studios Corp.	Director and Officer	TSX	December 2019	May 2021

	Guyana Frontier Mining Corp.	CEO, CFO and Director	TSXV	March 2023	Present

	Pegmatite One Lithium and Gold Corp.	Director	CSE	August 2022	Present

Waraba Gold Limited
		Director	CSE	April 2021	Present
RYAH Group Inc.
		Director	CSE	April 2021	June 2024
Trio Gold Corp.
		Director	TSXV	March 2026	Present
Binyomin Posen	Metaville Labs Inc.
			CSE	December 2018	Present

DevvStream	CEO, CFO,
Holdings Inc.	Director
		Cboe	December 2021	November 2022
Director
Metavista3D
Inc.
		TSXV	March 2022	October 2022
Director,
Green Scientific	Officer
Labs Holdings
Inc.		Delisted	March 2019	November 2021
Director,
Newfoundland	Officer
Goldbar
Resources Inc.		TSXV	May 2021	Present
Director,
Officer
Jiminex Inc.
		TSXV	December 2018	Present
1344344 B.C.	Director,
Ltd.	Officer
		Unlisted	March 2022	Present
Director,
1344343 B.C.	Officer
Ltd.
		Unlisted	March 2022	Present
Director,
Street Capital	Officer
Inc.
		Delisted	May 2018	Present
1344342 B.C.	Director
Ltd.
	Director,	Unlisted	March 2022	Present
Christie Capital	Officer
Corp.
	Director,	Unlisted	March 2022	Present
1344346 B.C.	Officer
Ltd.
1344345 B.C.	Director,	Unlisted	March 2022	Present
Ltd.	Officer
		Unlisted	March 2022	Present
Pacific Iron Ore	Director,
Corporation	Officer
		TSXV	July 2019	Present
Director,
Rio Verde	Officer
Industries Inc.
		Unlisted	December 2020	Present
CEO, CFO,
Empatho	Director
Holdings Inc.
		Delisted	December 2019	December 2021
Director,
Officer

	Musk Ventures Ltd.	CEO and President	Delisted	November 2020	September 2025
	Red White & Bloom Brands Inc.	Director	CSE	July 2017	Present
	DGTL Holdings Inc.	Director	TSXV	August 2019	November 2022

	Talent Infinity Resource Developments Inc.	Director	CSE	April 2022	October 2024

	Canadian Goldcamps Corp.	Director	CSE	December 2016	April 2024

	i3 Interactive Inc.	Director	Delisted	March 2021	Present

	Rotonda Ventures Corp.	Director	Unlisted	February 2019	Present

	Wellbeing Digital Sciences Inc.	Director	OTC Pink	January 2021	January 2024

Slam Exploration Ltd.
		Director	TSXV	July 2021	Present
Brendan Purdy	Powertap Hydrogen Capital Corp.	Director	OTC Pink	March 2019	February 2023
Vitor Fonseca	Canntab Therapeutics Limited	Director	Delisted	April 2018	May 2025
Navindran Naidoo	—	—	—	—	—
Avi Minkowitz	—	—	—	—	—
Joseph Labkowski	—	—	—	—	—

EXECUTIVE COMPENSATION

Securities laws require that a “Statement of Executive Compensation” in accordance with Form 51-102F6 be included in this material change report. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of executive officers and directors of reporting issuers. Form 51-102F6 provides that compensation disclosure must be provided for the Chief Executive Officer and the Chief Financial Officer of an issuer and each of the three most highly compensated executive officers whose total compensation exceeds $150,000. Based on those requirements, the executive officers of the Resulting Issuer for whom disclosure is required under Form 51-102F6 are Mr. Francis Letourneau (Chief Executive Officer, President and director), and Mr. Jim Bailey (Chief Financial Officer), who are collectively referred to as the “Named Executive Officers”.

For the purpose of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Resulting Issuer or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Resulting Issuer or any of its subsidiaries (if any);

“NEO” or “named executive officer” means:

(a)	each individual who served as chief executive officer (“CEO”) of the Resulting Issuer, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b)	each individual who served as chief financial officer (“CFO”) of the Resulting Issuer, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c)	the most highly compensated executive officer of the Resulting Issuer or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year, and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Resulting Issuer or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Resulting Issuer or any subsidiary thereof to each NEO and each director of the Resulting Issuer, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Resulting Issuer or any subsidiary thereof:

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites	All Other Compensation ($)	Total Compensation ($)
Francis Létourneau, Chief Executive	2025 2024	175,000 121,154	Nil Nil	Nil Nil	Nil Nil	Nil Nil	175,000 121,154
Officer and President(1)
Jim Bailey, Chief Financial Officer	2025 2024	157,566 114,867	Nil Nil	Nil Nil	Nil Nil	Nil Nil	157,566 114,867

Narrative Discussion

No director of NuRAN who is not an NEO has received, other than described below, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)   any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or any arrangement for the compensation of directors for services as consultants or expert.

The Resulting Issuer’s NEOs have all entered into employment agreements with the Resulting Issuer. Each agreement specifies the terms and conditions of employment, the duties and responsibilities of the executive during the term, the compensation and benefits to be provided by the Resulting Issuer in exchange for each executive’s services, and the compensation and benefits to be provided by the Resulting Issuer in the event of a termination of employment.

On March 30, 2021, Mr. Letourneau entered into an employment agreement (the “Letourneau Employment Agreement”) pursuant to which he is entitled to a base annual salary of $240,000 which is subject to increase to $350,000 on the earlier of: (i) the Resulting Issuer achieving a project debt financing under any of its network as a service agreements, or (ii) the date the Resulting Issuer completes an equity financing for minimum gross proceeds of $1,000,000. Mr. Letourneau is entitled to participate in any executive incentive bonus plans and is entitled to receive options at the discretion of the Board and received a special warrant to acquire up to 3,200,000 Common Shares of the Resulting Issuer upon the achievement of certain performance milestones including but not limited to the execution of additional network as a service or other agreements for proposed build out of site in a new country not previously contracted for the build out of sites by the Resulting Issuer; execution of a network as a service agreement resulting in an additional 1,000-5.000 cumulative sites under contract; the first $1,000,000 of revenue achieved from any network as a service agreement; and upon the first closing of any network as a service project financing in any country.

On September 3, 2021, the Resulting Issuer entered into a consulting agreement with Questus Consulting Ltd. (“Questus”), a company that is 50% controlled by Jim Bailey, Chief Financial Officer, and 50% controlled by his spouse (the “Questus Agreement”). Pursuant to the terms of the Questus Agreement, the Resulting Issuer will pay Questus a fixed fee of $20,833.33 per month in consideration of certain management consulting services provided by Questus including managing the financing and banking functions of the Resulting Issuer and overseeing the procedures for internal controls management of continuous disclosure filings of the Resulting Issuer. Under the terms of the Questus Agreement, Questus will be entitled to receive options of the Resulting Issuer under the Resulting’s Issuer equity compensation plan at the discretion of the Board and was issued a performance warrant to acquire a total of up to 1,600,000 Common Shares of the Resulting Issuer based on the Resulting Issuer reaching certain successful milestones in strategic planning, growth, increased revenue and achievement of operation targets and subject to the completion of a minimum of four months of continued employment from the date of the Questus Agreement. The Questus Agreement does not have a predetermined term.

Employment, Consulting and Management Agreements

For the years ended December 31, 2024 and December 31, 2025, other than described above, the Resulting Issuer does not have any employment, consulting or management agreements or arrangements with any of the current NEOs or directors.

Termination and Change of Control Benefits

Other than as described below, the Resulting Issuer does not have any compensatory plan, contract or arrangement where a NEO is entitled to receive a payment from the Resulting Issuer or its subsidiary, including periodic payments or instalments in the event of: (i) a change of control of the Resulting Issuer or its subsidiary or (ii) a change in the responsibilities of such Named Executive Officer following a change in control.

The Letourneau Employment Agreement provides for certain compensation in the case of either (i) the director or indirect acquisition by any person or persons of more than 50% of the outstanding voting shares of the Resulting Issuer or the rights to acquire such shares; or (ii) any director or indirect sale, transfer or disposition of all or substantially all of the assets of the Resulting Issuer (a “Change of Control”). In the event of a Change of Control of the Resulting Issuer and the occurrence of one or more of the following events: (i) the Resulting Issuer terminates Mr. Letourneau’s employment without cause within 12 months of the Change of Control of the Resulting Issuer; (ii) Mr. Letourneau resigns because of a reduction in salary of greater than 10% material reduction in his status, title, position or duties or responsibilities; or (iii) a material breach of the terms and conditions, pursuant to the Letourneau Employment Agreement, the Resulting Issuer will pay Mr. Letourneau an amount that includes the following: (i) the equivalent to 12- months of base salary in a lump sum and subject to applicable statutory deductions or withholdings or both, but not subject to any duty to mitigate or other principle of mitigation; (ii) 12-months of incentive compensation within 30 days of the termination of employment in a lump sum and subject to applicable statutory deductions and withholdings; (iii) accrued but outstanding vacation pay; (iv) and all options under the stock option plan will immediately vest and become exercisable for a period of 90 days from the end of the term of employment after which time all unexercised stock options will expire and will not be exercisable. If Mr. Letourneau’s employment is terminated without cause he is entitled to termination or pay in lieu of notice or any combination of the same as follows: (i) within 12 consecutive months of employment, one month of termination notice or pay in lieu of notice or any combination of the same; and (ii) after the first 12 consecutive month of employment, three months of termination notice or pay in lieu of notice or any combination of the same plus an additional one month of termination notice or pay in lieu of notice or any combination of same for each completed year of employment, to a total of a maximum of 12 months of termination notice or pay in lieu of notice or any combination of the same.

In the event of a change of control of the Resulting Issuer and pursuant to the terms and conditions of the Questus Agreement, whereby more than 50% of the outstanding voting shares of the Resulting Issuer are acquired by a person or persons, acting jointly and in concert, Questus is entitled to payment in the amount equivalent to 12 months of the aforementioned fixed fee, incentive compensation pursuant to the incentive compensation plan and the vesting of all of Questus’ unvested stock options under the Resulting Issuer’s stock option plan.

Stock Options and Other Compensation Securities

For the year ended December 31, 2025, the Resulting Issuer did not grant any compensation securities to directors or NEOs and consultants of the Company. No director or NEO of the Resulting Issuer has exercised any compensation securities during the financial year ended December 31, 2025.

Stock Option Plans and Other Incentive Plans

The Resulting Issuer’s stock option plan (“Stock Option Plan”) provides that the Board may, from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel of the Resulting Issuer and its subsidiaries or affiliates, options to purchase Shares. The Stock Option Plan is a “rolling” stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Resulting Issuer, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted. See “Options to Purchase Securities”.

Oversight and Description of Director and NEO Compensation

The Board has not created or appointed a compensation committee given the Resulting Issuer’s current size and stage of development. All tasks related to developing and monitoring the Resulting Issuer’s approach to the compensation of its NEOs and directors are performed by the members of the Board. The compensation of the NEOs, directors and the Resulting Issuer’s employees or consultants is reviewed, recommended and approved by the Board without reference to any specific formula or criteria. NEOs that are also directors of the Resulting Issuer are involved in discussion relating to compensation and disclose their interest in and abstain from voting on compensation decisions relating to them, as applicable, in accordance with the applicable corporate legislation.

The Resulting Issuer’s compensation program is intended to attract, motivate, reward and retain the management talent needed to achieve the Resulting Issuer’s business objectives of improving overall corporate performance and creating long term value for the shareholders. The compensation program is intended to reward executive officers on the basis of individual performance and achievement of corporate objectives, including the advancement of the exploration and development goals of the Resulting Issuer.

The Resulting Issuer’s current compensation program is comprised of three major components: base salary or fees, short term incentives such as discretionary bonuses and long-term incentives such as stock options.

In making compensation decisions, the Board strives to find a balance between short-term and long-term compensation and cash versus equity incentive compensation. Base salaries or fees and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs and directors to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary or fee for each NEO, as applicable, is determined by the Board based on the level of responsibility and experience of the individual, the relative importance of the position to the Resulting Issuer, the professional qualifications of the individual and the performance of the individual over time. The NEOs’ performances and salaries or fees are to be reviewed periodically. Increases in salary or fees are to be evaluated on an individual basis and are performance and market based. The amount and award of cash bonuses to key executives and senior management is discretionary, depending on, among other factors, the financial performance of the Resulting Issuer and the position of a participant.

Pension Benefits

The Resulting Issuer does not have a pension benefit arrangement under which the Resulting Issuer have made payments to the directors and or Named Executive Officers of the Resulting Issuer during its fiscal years ended December 31, 2025 and December 31, 2024 or intends to make payments to the Resulting Issuer’s directors or Named Executive Officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

Proposed Compensation

Set out below is a summary of the estimated compensation for President, CEO and CFO of the Resulting Issuer, for the 12-month period ended December 31, 2026, on an annualized basis:

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites	All Other Compensation ($)	Total Compensation ($)
Francis Létourneau, Chief Executive Officer and President(1)	2026	350,000	Nil	Nil	Nil	Nil	350,000
Jim Bailey, Chief Financial Officer	2026	250,000	Nil	Nil	Nil	Nil	250,000

Notes:

(1)	Francis Létourneau is entitled to a base annual salary of $240,000 which is subject to increase to $350,000 on the earlier of: (i) the Resulting Issuer achieving a project debt financing under any of its network as a service agreements, or (ii) the date the Resulting Issuer completes an equity financing for minimum gross proceeds of $1,000,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the board of directors, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of The Company and no indebtedness remains outstanding as at the date of this material change report.

AUDIT COMMMITTEE

The Audit Committee Charter

The full text of the Resulting Issuer’s Audit Committee Charter is disclosed at Schedule “A” to the Company’s management information circular dated September 30, 2025, available on SEDAR+.

Composition of the Audit Committee

As of the date hereof, Binyomin Posen, Brendan Purdy, and Vitor Fonseca have been members of the Audit Committee. Pursuant to National Instrument 52-110, the majority of the members of the Audit Committee are directors that are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Resulting Issuer, other than the interests and relationships arising from shareholders. All members of the Audit Committee are independent.

All of the Audit Committee members are “financially literate” as defined in National Instrument 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Resulting Issuer, as well as the understanding of internal controls and procedures necessary for financial reporting. The Audit Committee is responsible for review of both interim and annual financial statements for the Resulting Issuer. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Resulting Issuer and any subsidiaries and to discuss with management and the external auditors of the Resulting Issuer any accounts, records and matters relating to the financial statements of the Resulting Issuer. The audit committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

Each of Binyomin Posen, Vitor Fonseca, and Brendan Purdy meet the requirements set out in Section 3 – Relevant Education and Experience of Form 52-110F2 – Audit Committee Disclosure by Venture Issuers.

Audit Committee Oversight

Since the commencement of the Resulting Issuer’s most recently completed financial year, the Resulting Issuer Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Resulting Issuer’s most recently completed financial year, the Resulting Issuer has not relied on the exemptions contained in sections 2.4 or 8 of National Instrument 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of National Instrument 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Resulting Issuer.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories. The aggregate fees billed by the Company’s external auditor in the last two fiscal years, by category, are as follows:

Financial Year Ended	Audit Fees ($)	Audit Related Fees ($)	Tax Fees ($)	All Other Fees
December 31, 2025	$552,352	$135,000	$20,000	Nil
December 31, 2024	$127,500	Nil	Nil	$3,555

Exemption

The Resulting Issuer is relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that the Resulting Issuer, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of National Instrument 52-110.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Resulting Issuer is required to disclose its corporate governance practices as follows:

Board of Directors

The Board of the Resulting Issuer facilitates its exercise of independent supervision over the Resulting Issuer’s management through frequent meetings of the Board. Directors are considered to be independent if they have no direct or indirect material relationship with the Resulting Issuer. A “material relationship” is a relationship which could, in the view of the Resulting Issuer’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The independent directors are given full access to management so that they can develop an independent perspective and express their views and communicate their expectations of management.

The independent directors are Navindran Naidoo, Binyomin Posen, Brendan Purdy, Vitor Fonseca, Joseph Labkowski, and Avi Minkowitz. Francis Letourneau is not considered independent by virtue of his being Chief Executive Officer of the Resulting Issuer.

Orientation and Continuing Education

The Resulting Issuer has not formalized an orientation program. If a new director was appointed or elected, however, he or she would be provided with orientation and education about the Resulting Issuer which would include information about the duties and obligations of directors, the business and operations of the Resulting Issuer, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors. Specific details of the orientation of each new director would be tailored to that director’s individual needs and areas of interest.

The Resulting Issuer does provide continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Resulting Issuer’s business remains current.

Ethical Business Conduct

The Resulting Issuer has not taken any formal steps to promote a culture of ethical business conduct, but the Resulting Issuer and its management are committed to conducting its business in an ethical manner. This is accomplished by management actively doing the following in its administration and conduct of the Resulting Issuer’s business:

1.	The promotion of integrity and deterrence of wrongdoing.

2.	The promotion of honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.	The promotion of avoidance or absence of conflicts of interest.

4.	The promotion of full, fair, accurate, timely and understandable disclosure in public communications made by the Resulting Issuer.

5.	The promotion of compliance with applicable governmental laws, rules and regulations.

6.	Providing guidance to the Resulting Issuer’s directors, officers and employees to help them recognize and deal with ethical issues.

7.	Helping foster a culture of integrity, honesty and accountability throughout the Resulting Issuer.

Nomination of Directors

The directors will be elected each year by the shareholders at the annual meeting of shareholders. The Board proposes a slate of nominees to the shareholders for election to the Board at such meeting. Between annual meetings of shareholders, the Board may fill casual vacancies on the Board and, subject to the Resulting Issuer’s Articles, increase the size of the Board and elect directors to fill the resulting vacancies until the next annual meeting of shareholders.

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board. In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Resulting Issuer’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling these responsibilities, the Board evaluates the performance of the Resulting Issuer’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has no other committees other than the Audit Committee.

Assessments

The Board has not, as of the present time, taken any formal steps to assess whether the Board, its committees and its individual directors are performing effectively.

RISK FACTORS

The Restructuring Transaction gives rise to the following material risks:

(2)	Significant dilution of existing Shareholders

In connection with the Restructuring Transaction, the Company issued an aggregate of 7,198,026 common shares to the vendors of Factor, resulting in an aggregate of 12,905,118 issued and outstanding common shares of the Company following completion of the Restructuring Transaction.

As a result of the issuance of common shares to the vendors of the Factor as consideration for the acquisition of Factor, the shareholders of the Company experienced substantial dilution of their equity interests. At the date of the current material change report, the vendors of Factor collectively hold approximately 55.78% of the Company’s issued and outstanding common shares following completion of the Restructuring Transaction.

Following completion of the transaction, the former vendors of Factor collectively hold a majority of the Company’s outstanding voting securities and are able to materially influence matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. As a result, the relative voting power and influence of the Company’s existing shareholders have been significantly reduced.

Upon completion of the Restructuring Transaction, Factor ceased to operate as a separate entity and is expected to be wound up or liquidated in accordance with applicable corporate law.

(3)	Unexpected liabilities related to the Acquisition

In connection with the Acquisition, there may be liabilities failed to discover or was unable to quantify in the due diligence which it conducted in connection with the Acquisition and the Company may not be indemnified for some or all of these liabilities after 12 months of the Acquisition. Following 12 months of the Acquisition, the Company may discover that it has acquired undisclosed liabilities. The discovery of any material liabilities, or the inability to obtain full indemnification for such liabilities, could have a material adverse effect on the Company’s business, financial condition or future prospects. While the Company has estimated these potential liabilities for the purposes of making its decision to enter into the Acquisition Agreement, there can be no assurance that any resulting liability will not exceed the Company’s estimates.

The existence of undisclosed liabilities could have an adverse impact on the Company’s business, financial condition and results of operations.

(4)	Risks associated with the acquisition and integration of the Factor

Prior to completion of the Restructuring Transaction, the Factor’s principal business consisted primarily of purchasing and factoring invoices issued by the Company. As a result of the Restructuring Transaction, the Factor ceased to operate as a separate entity and its assets and liabilities were integrated into the Company. The Restructuring Transaction effectively internalized the factoring arrangements that previously existed between the Company and the Factor. While the Company expects that this structure may simplify its financial and operational arrangements, there can be no assurance that the anticipated operational or financial benefits of the transaction will be realized. The integration of Factor’s assets, liabilities and contractual arrangements into the Company may involve administrative, operational and financial adjustments. In addition, liabilities or obligations relating to Factor’s prior factoring activities may arise that were not identified or fully quantified prior to completion of the Restructuring Transaction. Any difficulties arising from the integration of Factor or from liabilities associated with its prior operations could adversely affect the Company’s financial condition or results of operations.

(5)	The Acquisition of the Factor was effected primarily as a debt Settlement and may not provide ongoing operating benefits

The acquisition of the Factor was undertaken primarily as a mechanism to settle outstanding indebtedness of the Company and to eliminate liabilities arising from prior factoring arrangements. The principal assets of the Factor consisted of receivables owed by the Company, and the fundamental economic effect of the transaction was the extinguishment of the Company’s debt through the issuance of equity.

Accordingly, the acquisition was not intended to expand or diversify the Issuer’s operating business, generate incremental revenue, or provide synergies typically associated with an acquisition of an operating company. There can be no assurance that the acquisition will result in any ongoing operational, financial, or strategic benefits to the Issuer beyond the reduction of its indebtedness.

(6)	No independent valuation was obtained in connection with the Restructuring Transaction

No independent valuation was obtained in connection with the acquisition of the Factor or the determination of the consideration issued thereunder. The consideration was negotiated between the parties and reflected, among other things, the amount of indebtedness being settled, tax planning considerations applicable to the vendors, and administrative efficiency. As a result, the consideration paid may not reflect the fair market value of the Factor or its assets, and investors may disagree with the valuation implied by the transaction.

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(7)	Regulatory and disclosure risk associated with the Restructuring Transaction

The Restructuring Transaction constituted a “restructuring transaction” within the meaning of NI 51-102 and triggered requirements to prepare and file prospectus-level disclosure in respect of the acquisition of the Factor. The Company has prepared, or is in the process of preparing, such disclosure in accordance with applicable securities laws.

There can be no assurance that regulators will not request additional disclosure, financial information, or amendments to filings, or that any such requests would not result in additional costs, delays, or regulatory consequences for the Issuer. Any failure to comply with applicable disclosure requirements could result in enforcement action, the issuance of cease trade orders, or restrictions on the Issuer’s access to the capital markets.

(8)	Future financings may further dilute shareholders

Although the Restructuring Transaction improved the Issuer’s balance sheet by reducing indebtedness, the Company may continue to require additional financing to fund its operations and growth initiatives. Any future equity or equity-linked financings could result in further dilution to existing shareholders and may be undertaken on terms that are unfavourable to current investors.

(9)	Market perception risk

The Restructuring Transaction, including the significant dilution, the concentration of ownership, and the characterization of the acquisition as a debt settlement rather than a growth transaction, may adversely affect investor perception of the Company. Negative market perception could impact the trading price, volatility, and liquidity of the Company’s securities.

INVESTOR RELATIONS ARRANGEMENTS

The Factor has not engaged any investor relations or promotional firms and has not entered into any investor awareness or marketing arrangements. As of the date hereof, the Factor has not retained any third parties to provide investor relations, promotional or marketing services.

OPTIONS TO PURCHASE SECURITIES

The Resulting Issuer adopted the Company’s Stock Option Plan last approved by the shareholders of NuRAN on October 29, 2025 which provides that the board of directors of the Resulting Issuer may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, charitable organizations and consultants to the Resulting Issuer, non-transferable Options to purchase Resulting Issuer Shares, provided that the number of Resulting Issuer Shares reserved for issuance does not exceed ten percent (10%) of the issued and outstanding Resulting Issuer Shares at any given time. The exercise price or grant price for the Resulting Issuer Options, is determined by the directors of the Resulting Issuer which in no event will be less than the fair market value of the Resulting Issuer Shares at the time of grant. In connection with the foregoing, without prior receipt of disinterested shareholder approval, the number of Resulting Issuer Shares reserved for issuance to any individual director or officer will not exceed 5% of the then issued and outstanding Resulting Issuer Shares and the number available to any one consultant will not exceed two percent (2%) of the issued and outstanding Resulting Issuer Shares. Subject to board approval, Resulting Issuer Options may be exercised not later than 90 days, or such other day as determined in the discretion of the board, following cessation of the awardee’s position with the Resulting Issuer, provided that if the cessation of office, directorship, or consulting Amalgamation was by reason of death, such Resulting Issuer Option respectively, may be exercised within a maximum period of one year after such death, subject to the expiry date of such Resulting Issuer Option, and other Award. Upon completion of the Transaction, all current outstanding awards will be handled under the Company’s Stock Option Plan.

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The Resulting Issuer adopted the Company’s Restricted Share Unit Plan (the “RSU Plan”), last approved by the shareholders of NuRAN on May 30, 2024, the purpose of which is to provide discretionary bonuses and similar awards to directors, officers, employees and consultants of the Resulting Issuer (collectively, “Eligible Persons”) as an incentive and reward in connection with the achievement of long-term financial and strategic objectives of the Company and the corresponding enhancement of shareholder value. The RSU Plan is intended to further align the interests of Eligible Persons with those of shareholders by providing an opportunity to participate in increases in the value of the Resulting Issuer. Participation in the RSU Plan is voluntary and each grant of restricted share units (“RSUs”) is evidenced by a grant agreement entered into between the Resulting Issuer and the applicable participant. RSUs are non-assignable and non-transferable. The aggregate number of Common Shares issuable from treasury under the RSU Plan shall not exceed ten percent (10%) of the issued and outstanding Common Shares of the Resulting Issuer at any given time. The Board may, in its sole discretion, establish such performance conditions and vesting conditions in respect of RSUs as it considers appropriate, which conditions may differ among participants or grants, and may provide for vesting upon satisfaction of one or more performance conditions. Subject to applicable regulatory approvals, in the event of a change of control of the Resulting Issuer, RSUs that have not otherwise been cancelled will vest and become payable on the date such change of control occurs, and the Board may make arrangements to facilitate participation by recipients in the transaction. Except as otherwise provided in a grant agreement, RSUs shall vest on the later of (i) the vesting date determined by the Board at the time of grant, or if no such date is specified, the earlier of the expiry date of the RSU and the third anniversary of the grant date, and (ii) the date on which all applicable performance or vesting conditions have been satisfied (the “Trigger Date”). Where a Trigger Date occurs during a restricted period, vesting shall be deferred to the earlier of one business day following the end of such restricted period and the expiry date of the RSU. Upon vesting and subject to required approvals, RSUs shall be settled, at the discretion of the Board, by the issuance of one Common Share per vested RSU, the payment of a cash amount equal to the vesting date value of such RSU, or a combination thereof, net of any applicable withholding taxes, and in no event shall any RSU remain outstanding beyond its expiry date.

The Resulting Issuer adopted the Company’s restricted share unit plan (the “RSU Plan”) approved on August 8, 2022 and on May 30, 2024.

The following table sets out the number of Awards of the Resulting Issuer that will be outstanding upon completion of the Transactions:

Group and Number of Persons in Group	Number of Resulting Issuer Shares Under Stock Option Plan	Exercise Price Per Resulting Issuer Share	Expiry Date	Market Value of the Securities as of the Date of this Material Change Report
All Officers of the Result’ing Issuer and subsidiaries of the Resulting Issuer	500 Options	$705	February 9, 2026	$1,390
All Directors of the	133 Options	$705	February 8,	$93,765
Resulting Issuer and			2026
subsidiaries of the	1,333 Options	$705	February 9,	$939,765
Resulting Issuer			2026
	167 Options	$501	October 26,	$461.48
			2026
	334 Options	$402	January 27, 2027	$925.74
All employees of the Resulting Issuer as a group	Nil	N/A	N/A	N/A
All consultants of the Resulting Issuer as a group	501 Options 832 Options	$402 $510	January 27, 2027 October 20, 2026	1,392.78$ 2,312.96$

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AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Resulting Issuer were Zeifmans LLP from Toronto, Ontario (the “Predecessor Auditor”) as at January 13, 2026. SRCO Professional Corporation (the “Successor Auditor”), of 15 Wertheim Court, Suite 409 Richmond Hill, ON L4B 3H7, has agreed to act as the Resulting Issuer’s auditor effective January 13, 2026.

The proposed transfer agent and registrar for the Resulting Issuer Shares is Odyssey Trust Company, located at Suite 1100, 67 Yonge Street, Toronto, Ontario, M5E 1J8, Canada.

EXPERTS

The following experts have assisted in the preparation of this material change report:

●	SRCO Professional Corporation, Chartered Professional Accountants are the independent auditors of the Resulting Issuer within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

●	ND LLP, the auditors of the Factor, have advised that they are independent with respect to the Factor within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

None of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received or is expected to receive, registered or beneficial interests, direct or indirect, in common shares of the Company or the Factor or other property of the Company or the Factor or any of its associates or affiliates, representing 1% or more of the outstanding common shares of the Company or the Factor.

OTHER MATERIAL FACTS

There are no material facts about the Factor, the Company, the Resulting Issuer or the Restructuring Transaction that are not disclosed within this material change report which are necessary in order for this material change report to contain full, true and plain disclosure of all material facts relating to the Factor, the Company and the Resulting Issuer, regarding the completion of the Transaction.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

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Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO
info@nuranwireless.com

Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of June 9, 2026, but effective December 22, 2025.

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SCHEDULE “A”

Press Release

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PRESS RELEASE

For Immediate release

NuRAN Provides Clarification and Corrections Regarding
Restructuring Transaction Disclosure

Quebec, QC, Canada, January 28, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), announces, further to its prior press release of December 23, 2025, that its acquisition of Advance Factoring Inc. (the “Factor”) has resulted in a restructuring transaction within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (the “Restructuring Transaction”), and that the Company is in the process of preparing a material change report containing the disclosure required by section 14.2 of Form 51-102F5 – Information Circular in respect of the Factor.

Restatement and correction of prior disclosure

This news release restates and corrects certain information contained in the Company’s press release dated December 23, 2025. In particular, the Company is correcting the disclosure on the following items:

-the amount of the debt settlements completed for $6,172,629, and

-for the initial tranche of the additional amounts, the Company issued an aggregate of 2,115,064 Units at a price of $2.89 per Unit, for aggregate gross proceeds consisting of cash subscriptions of $2,599,932 and debt settlements of $3,512,627.

Restructuring transaction and disclosure status

The Restructuring Transaction involves the acquisition by the Company of the Factor as part of a broader restructuring of the Company’s financial position. On December 22nd, 2025, the Company issued an aggregate of 10,380,618 Units, at $2.89 per Unit, which included cash subscriptions of $3,025,068, debt settlements of $6,172,629, and the acquisition of the Factor for $20,802,303.09, and an aggregate of 2,115,064 Units at a price of $2.89 per Unit.

The Restructuring Transaction was implemented through the acquisition of the Factor, a private company whose principal assets consisted of factored receivables representing financial claims against the Company arising from prior factoring arrangements. The fundamental economic effect of this transaction is equivalent to a debt settlement in which the creditor’s claim against the Company is extinguished through the issuance of Units. The consideration for the Factor was $20,802,303.09, comprised of 7,198,026 Units issued at $2.89 per Unit.

PRESS RELEASE

The Restructuring Transaction structure was used as a legal and tax-efficient mechanism to effect the settlement and extinguishment of indebtedness owed by the Company, which allowed administrative efficiency and a 23% discount on the amounts owed.

As consideration for the acquisition of the Factor, the vendors of the Factor received common shares of the Company. Upon completion of the Restructuring Transaction, the vendors of the Factor held 55.80% of the Company’s outstanding common shares, resulting in a change of control of the Company.

Regulatory status update

The British Columbia Securities Commission (the “Commission”) has advised the Company that, pending the completion and filing of the material change report containing the disclosure required by section 14.2 of Form 51-102F5 in respect of the Factor, the Company is considered to be in default of certain continuous disclosure requirements in accordance with Canadian Securities Administrators Notice 51-322 – Reporting Issuer Defaults. As a result, the Company expects to be included on the Commission’s Issuers in Default List, and to be removed from the list once the required disclosure has been completed and filed.

The Company is continuing to prepare the required disclosure and intends to remedy the default as soon as practicable in accordance with applicable securities laws.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,
Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

PRESS RELEASE

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as, the risk that the Company will not complete the Consolidation; the risk that the Company will not complete the Restructuring Transaction; the risk that the Company will not complete the additional demand for Units; uncertainties and risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

SCHEDULE “B”

Company’s audited annual financial statements

for the year ended December 31, 2025

50

Nuran Wireless Inc.

Consolidated Financial Statements

December 31, 2025 and 2024

Consolidated Financial Statements

Consolidated Statements of Financial Position	3

Consolidated Statements Net Loss and Comprehensive Loss	4

Consolidated Statements of Shareholders’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7-71

2

SRCO Professional Corporation

Chartered Professional Accountants

Licensed Public Accountants

Park Place Corporate Centre

15 Wertheim Court, Suite 409

Richmond Hill, ON L4B 3H7, Canada

Tel: 905 882 9500 & 416 671 7292

Fax: 905 882 9580

Email: info@srco.ca www.srco.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NuRan Wireless Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NuRan Wireless Inc. and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of net loss and comprehensive loss, changes in equity (deficiency), and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes to the consolidated financial statements, (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, has negative cash flows from operating activities, working capital deficiency and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

SRCO Professional Corporation

We have served as the Company’s auditor since 2026. Richmond Hill, Ontario, Canada May 31, 2026	CHARTERED PROFESSIONAL ACCOUNTANTS Authorized to practice public accounting by the Chartered Professional Accountants of Ontario

3

Nuran Wireless Inc.

Consolidated Statements of Financial Position

As at December 31, 2025 and 2024

(Expressed in Canadian dollars)

	2025	2024
	$	$
ASSETS
Current assets
Cash	4,665,392	1,171,558
Trade and other receivables (Note 7)	3,798,016	3,503,607
Scientific research and experimental development tax credits receivable	49,200	115,800
Accrued revenues (Note 8)	2,724,647	4,242,683
Inventories (Note 9)	6,389,739	5,721,491
Prepaid expenses	59,348	52,898
Security deposits and deposits on purchase of goods	1,313,447	1,317,304
Loan receivable (Note 10)	77,347	—
Current assets	19,077,136	16,125,341
Non-current assets
Property, plant and equipment (Note 11)	3,059,201	193,704
Intangible assets (Note 12)	7,472,426	7,332,733
Right-of-use assets (Note 13)	389,407	226,643
Non-current assets	10,921,034	7,753,080
Total assets	29,998,169	23,878,422

LIABILITIES
Current Liabilities
Trade and other payables (Note 14)	10,456,567	11,336,962
Deferred revenue (Note 15)	1,154,191	2,520,879
Loans payable (Note 16)	7,297,100	14,404,484
Convertible debentures (Note 19A)	2,645,502	5,069,589
Convertible debentures and derivative liability (Note 19B)	2,432,637	1,706,926
Current portion of lease liabilities (Note 18)	92,580	189,898
Current liabilities	24,078,577	35,228,738
Non-current liabilities
Lease liabilities (Note 18)	323,206	66,739
Total liabilities	24,401,783	35,295,477

Shareholders’ equity
Share capital (Note 20)	86,606,375	54,994,088
Warrants (Note 21)	6,465,936	761,495
Contributed surplus (Notes 21 and 22)	7,559,538	6,731,440
Fair value of conversion option (Note 23)	—	41,846
Foreign exchange loss in translation of foreign operations	(801,802)	(1,148,311)
Accumulated deficit	(94,233,661)	(72,797,613)
Total shareholders’ equity	5,596,386	(11,417,055)
Total liabilities and shareholders’ equity	29,998,169	23,878,422

Nature of operations and going concern (Note 1)

Subsequent events (Note 35)

These consolidated financial statements were approved by the Board of Directors of the Company on May 31, 2026, and signed on their behalf by:

/s/ “Francis Letourneau”	/s/ “Vitor Fonseca”
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

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Nuran Wireless Inc.

Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

	2025	2024
	$	$

Revenue (Note 33)	4,168,154	4,364,327
Cost of sales	2,855,279	2,032,713
Gross profit	1,312,875	2,331,614

Selling expenses	691,772	798,660
Administrative expenses (Note 26)	5,794,206	6,821,129
Financial expenses (Note 27)	8,672,013	2,596,960
Research and development costs, net of $29,955 in tax credit ($115,780 as at December 31, 2024)	1,065,449	675,678
	16,223,440	10,892,427
Loss before other elements	(14,910,565)	(8,560,814)
Other elements
Gain / (loss) on debt settlement (Note 16 and 19A)	(6,874,318)	146,946
Impairment of inventory (Note 9)	(1,339)	(4,930)
Impairment of assets (Note 11)	—	(72,357)
Impairment of receivable (Note 7)	(44,169)	—
Write-off of assets (Note 11)	(44,245)	(22,274)
Write-off of account receivables (Note 7)	(47,056)	—
Write-off of inventory (Note 9)	(495,907)	(173,193)
Write-off of account payables (Note 14)	567,079	—
Write-off of deferred revenue (Note 15)	820,695	—
Waive of lease liabilities (Note 18)	—	75,648
Loss on modification of contract (Note 3)	(299,659)	—
	(6,418,918)	(50,160)
Loss before income taxes	(21,329,482)	(8,610,972)
Income tax expense
Income tax (Note 25)	106,566	144,888
Net loss for the year	(21,436,048)	(8,755,861)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign exchange difference on translation of foreign operations	346,509	(1,170,878)
Comprehensive loss for the year	(21,089,539)	(9,926,739)

Net loss per share (Note 24)
Basic and diluted loss per share	(36.30)	(48.80)

Weighted average number of outstanding common shares	590,522	179,441

The accompanying notes are an integral part of the consolidated financial statements.

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Nuran Wireless Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

								2025
	Share capital		Warrants	Contributed Surplus	Fair value of the conversion option	Translation reserve	Accumulated deficit	Total Shareholders’ deficit
	Number	$	$	$	$	$	$	$
	(Note 1)
Balance as at January 1, 2025	195,647	54,994,088	761,495	6,731,440	41,846	(1,148,311)	(72,797,613)	(11,417,055)
Issue of share capital (Note 20)	12,860,587	31,364,312	—	—	—	—	—	31,364,312
Net loss for the year	—	—	—	—	—	—	(21,436,048)	(21,436,048)
Foreign exchange in translation of foreign operations	—	—	—	—	—	346,509	—	346,509
Convertible debenture (Note 19A)		(142,571)			(41,846)			(184,417)
Debenture conversion (Notes 19A, 20 and 23)	13,333	390,546	—	—	—	—	—	390,546
Issue of warrants (Note 21)	—		6,532,539	—	—	—	—	6,532,539
Warrants expired (Note 21 and 22)	—	—	(828,098)	828,098	—	—	—
Balance as at December 31, 2025	13,069,567	86,606,375	6,465,936	7,559,538	—	(801,802)	(94,233,661)	5,596,387

								2024
	Share capital		Warrants	Contributed Surplus	Fair value of the conversion option	Translation reserve	Accumulated deficit	Total Shareholders’ deficit
	Number	$	$	$	$	$	$	$
	(Note 1)
Balance as at January 1, 2024	143,479	51,413,683	792,537	6,623,292	21,990	22,567	(64,041,753)	(5,167,684)
Issue of share capital (Note 20)	48,835	1,842,305	—	—	—	—	—	1,842,305
Net loss for the year	—	—	—	—	—	—	(8,755,860)	(8,755,860)
Foreign exchange in translation of foreign operations	—	—	—	—	—	(1,170,878.00)	—	(1,170,878)
Convertible debenture (Note 19A)	—	1,588,204	—	—	19,856	—	—	1,608,060
Debenture conversion (Notes 19A, 20 and 23)	3,333	227,000	—	—	—	—	—	227,000
Issue of warrants (Note 21)	—	(77,106)	77,106	—	—	—	—	—
Warrants expired (Note 21 and 22)	—	—	(108,148)	108,148	—	—	—	—
Balance as at December 31, 2024	195,647	54,994,087	761,495	6,731,440	41,846	(1,148,311)	(72,797,613)	(11,417,056)

The accompanying notes are an integral part of the consolidated financial statements.

6

Nuran Wireless Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

	2025	2024
OPERATING ACTIVITIES	$	$
Net loss and total comprehensive income Non-cash flow adjustments	(21,436,048)	(8,755,860)
Depreciation of property, plant and equipment	170,246	84,979
Depreciation of intangible assets	50,141	24,245
Depreciation of right-of-use assets	185,644	210,269
Amortization of OID	1,418,401	544,790
Interest on lease liabilities	50,051	34,225
Interest on overdue payables	230,848	32,156
Gain on debt settlement	6,874,318	(146,946)
Impairement of inventory	1,339	4,930
Impairement of receivable	44,169	—
Impairment of assets	—	72,357
Waive of lease liabilities	—	(75,648)
Write-off of assets	44,245	22,274
Write-off of accounts receivable	47,056	—
Write-off of inventory	495,907	173,193
Write off of accounts payable	(567,079)	—
Write off of deferred revenue	(820,695)	—
Loss on modification of contract (Note 3)	299,659	—
Bad Debt expense	206,975	—
Interest expense on factoring agreement	62,640	899,321
Interest expense on loans	592,295	728,207
Interest expense on convertible debentures	—	484,043
Accretion of convertible debentures Expected credit loss	829,876	762,097
Net change in working capital items Trade and other receivables	(488,730)	(1,945,851)
Accrued revenues	1,518,036	(226,207)
Tax credits receivable	66,600	32,181
Work in progress	273,038	(294,217)
Inventories	(941,286)	(460,335)
Prepaid expenses	(6,450)	(9,538)
Security deposits and deposits on purchase of goods	3,857	(491,502)
Loan receivable	(77,347)	—
Trade and other payables	9,280,095	1,041,313
Deferred revenue	(1,366,688)	1,034,425
Net cash used in operating activities	(2,958,887)	(6,221,099)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,035,744)	(35,775)
Purchase of intangible assets	(234,079)	(357,431)
Net cash generated in investing activities	(3,269,824)	(393,206)
FINANCING ACTIVITIES
Proceeds (repayment of) loan payable	4,778,278	3,829,499
Proceeds (repayment of) promissory notes	—	630,000
Proceeds (repayment of) from factoring agreement	(697,135)	1,255,002
Repayment of loan payable	—	(809,421)
Repayment of lease liabilities	(257,623)	(229,529)
Convertible debenture and derivative liabilitiey	6,112,507	3,008,309
Net cash generated in financing activities	9,936,025	7,683,861
Net increase in cash	3,707,314	1,069,556
Cash, beginning of year	1,171,558	172,880
Foreign exchange in translation of foreign operations	(213,479)	(70,878)
Cash, end of year	4,665,392	1,171,558

The accompanying notes are an integral part of the consolidated financial statements.

7

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nuran Wireless Inc. (“Nuran”) was incorporated in the province of British Columbia, Canada on September 23, 2014. Nuran’s registered office is located at 1000 – 595 Burrard Street, Vancouver BC V7X 1S8 and its place of business is at 2150, Cyrille-Duquet, suite 100, Québec (Québec) G1N 2G3.

Nuran’s shares are traded on the Canadian Securities Exchange (the “CSE”) under the trading symbol “NUR”. On December 9, 2025, the Company completed a 300 for 1 consolidation of its common shares, whereby each 300 common shares issued and outstanding was consolidated into one common share. The share consolidation did not result in any change to the Company’s issued share capital. All references to common shares, share-based compensation and warrant amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

Nuran with its subsidiaries (together, the “Company”) operates in the research, development, manufacturing, marketing and operation of digital electronic circuits and wireless telecommunication products and services to the mobile telephony industry.

A summary of Nuran’s subsidiaries included in these consolidated financial statements with ownership as at December 31, 2025 and December 31, 2024 is as follows:

Name of subsidiaries	Country of incorporation	Percentage ownership	Functional currency	Principal activity
Innovation Nutaq Inc.	Canada	100%	CAD	Wireless solutions
Nuran Wireless (Africa) Holding	Mauritius	100%	USD	Holding company
Nuran Wireless DRC SA	DRC	100%	USD	Wireless solutions
Nuran Wireless Cameroon Ltd	Cameroon	100%	XAF	Wireless solutions
Nuran Wireless Benin S.A.R.L.U	Benin	100%	XOF	Wireless solutions
Nuran Wireless Madagascar S.A.R.L.U	Madagascar	100%	MGA	Wireless solutions
Nuran Wireless Cote d’Ivoire S.A.R.L.U	Ivory Coast	100%	XOF	Wireless solutions
Advance Factoring Inc. (2025)	Canada	100%	CAD	Factoring

XAF – Central African Francs; XOF – West African Franc; MGA – Malagasy Ariary;

The Company provides products and services that help Mobile Network Operators (MNOs) profitably serve off-grid markets. The main strategy is to finance, build, sell to a customer and manage rural cellular infrastructure telecommunications sites, monetizing the assets through a Network as a Service (NaaS) business model that has been developed by the Company. It also sells products and services direct to MNOs and others which they build into their own networks.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on a going concern basis of accounting, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business. For the year ended December 31, 2025, the Company incurred a net loss of $21,436,048 (2024 - $8,755,861), used net cash of $2,958,890 (2024 - $6,221,099) in operating activities and, as of that date, had an accumulated deficit of $94,233,661 (2024 - $72,797,613) and a working capital deficit of $5,001,442 (2024 – $19,103,397). Improvement of working capital is discussed below. Additionally, in prior periods and through part of the year ended December 31, 2025, the Company operated with a shareholders’ deficit and had overdue outstanding debt instruments with ongoing creditor waivers. These conditions indicate the existence of material uncertainties that cast a significant doubt on the Company’s ability to continue as a going concern.

8

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

In December 2025, the Company completed steps approved by its shareholders at Annual General and Special Meetings (AGSMs) on October 22, 2025 and October 29, 2025 including a 300:1 share consolidation effective on December 9, 2025 and subsequent to this, a Restructuring Transaction. The Restructuring Transaction resulted in the conversion and extinguishment of over $20 million of debt and accounts payable to equity, together with a private placement raising aggregate gross proceeds of $5.8 million. As a result of the Restructuring Transaction, the Company’s shareholders’ deficit moved to equity position, and the Company’s market capitalization exceeded $32 million at December 31, 2025.

Subsequent to the Restructuring Transaction, the Company submitted an application to list its common shares on Nasdaq on March 30, 2026 which is subject to pending filings and approvals, and appointed additional strategic advisors to support operational and commercial growth in Africa. The Company’s operations continued to grow across Cameroon, the DRC and, prospectively, Ivory Coast and Benin. The Company has a history of securing sufficient debt and equity funding and continues to actively pursue additional financing to support its operations and growth. Subsequent to year end, the company received approval for the final drawdown of USD 0.45 million (CAD 0.62 million) of the USD 5 million (CAD 6.83 million) loan from the Facility for Energy Inclusion (FEI), a fund managed by a non related company, Cygnum Capital.

Having regard to the completion of the Restructuring Transaction, the Company’s operational progress, its committed and anticipated financing arrangements, and all other available information up to the date of approval of these consolidated financial statements, management has concluded that the going concern basis of accounting used in preparation of these consolidated financial statements is appropriate. Nonetheless, the Company’s ability to continue as a going concern remains dependent upon its planned raise of capital, continuity of debt availability as may be needed, and the continued execution of its NaaS deployment strategy in Africa.

Although material uncertainties remain that could impact the Company’s ability to continue as a going concern, no adjustments have been made to the carrying amounts of assets and liabilities in these consolidated financial statements.

9

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

2.	BASIS OF ACCOUNTING

Basis of accounting

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”), and Interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”). The accounting policies set out below were consistently applied to all periods presented unless otherwise noted. These financial statements have been prepared on an accrual basis and are based on historical cost.

The consolidated financial statements for the year ended December 2025 (including comparatives) were approved and authorized for issue by the Board of Directors on May 31, 2026. The Board of Directors of the Company has the power to amend the consolidated financial statements after issue.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its Net Loss and Comprehensive Loss. The financial statements of the subsidiaries are included in these consolidated financial statements from the date on which control commences until the date on which control ceases. Details of the subsidiaries are included in Note 1.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated on consolidation.

Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the 12 months period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars (“dollar”), which is Nuran’s presentation currency. All amounts have been rounded to the nearest dollar unless otherwise indicated. Details of the subsidiaries’ functional currencies are included in Note 1.

10

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

2.	BASIS OF ACCOUNTING (CONTINUED)

Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognised in consolidated statements of net loss and comprehensive loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Canadian dollars at the average exchange rates for the period. Foreign currency differences are recognized in other comprehensive income (loss) and accumulated in the translation reserve. For the current year, a gain of $346,509 was recognized in the translation reserve (2024 – loss of $1,170,878).

3.	MATERIAL ACCOUNTING POLICY INFORMATION

Revenue including Accrued Revenue and Customer Advances (Deferred Revenue)

To determine whether to recognize revenue, the Company follows a five-step process:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligations;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligations;

5.   Recognizing revenue when/as performance obligations are satisfied. Revenue arises from the sale of goods and the rendering of services and is measured at the consideration to which the Company expects to be entitled in exchange for transferring promised goods and services to customer, excluding sales taxes.

The Company recognizes revenue from two sources: sale of goods and rendering of services (Network as a Service).

11

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Sale of goods

Performance obligations for the Company’s revenue that is derived from the sale of goods is recognised at a point in time, when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer. However, for export sales, control might also be transferred when delivered either to the port of departure or port of arrival, depending on the specific terms of the contract with a customer. There is limited judgement needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, the Company no longer has physical possession, usually will have a present right to payment (as a single payment on delivery) and retains none of the significant risks and rewards of the goods in question.

Revenue is derived from fixed price contracts and therefore the amount of revenue to be earned from each contract is determined by reference to those fixed prices. There is a fixed unit price for each product sold, with reductions given for bulk orders placed at a specific time. Therefore, there is no judgement involved in allocating the contract price to each unit ordered in such contracts (it is the total contract price divided by the number of units ordered).

In the Company’s sale of goods business, where a customer pays in advance of the delivery of goods or the rendering of services, the amount received is initially recognized as customer advances within current liabilities. Deferred revenue represents a contract liability under IFRS 15 and reflects the Company’s obligation to deliver the promised goods or services. Revenue is recognized, and the deferred revenue balance is released, only when the related performance obligation has been satisfied — that is, when control of the goods has transferred to the customer or the services have been rendered in accordance with the Company’s revenue recognition policy for sale of goods.

Network as a Service (“NaaS”)

The Company has two kinds of Network as a Service (“NaaS”) contracts. Where there is a contractual transfer provision there are two performance obligations: the construction and sale of the network site, and the operation of the network site. Revenue for the construction and sale of the network site is recognised at a point in time, when the network has been constructed and accepted by the customer. This is because, although legal title does not pass to the customer until the defined transfer date, the criteria for recognising revenue at a point in time under IFRS 15 are met upon customer acceptance: the Company has a present right to payment, the customer has obtained the significant risks and rewards of ownership of the network site, and the customer has accepted the asset. Accordingly, revenue is recognised at the point in time when the customer accepts the constructed network site. Revenue for the network operation is recognised over a period of time, over the life of the contract. This is because the customer simultaneously receives and consumes the benefits of the network operation services throughout the term of the contract satisfying the criteria for over a period of time recognition under IFRS 15. In contracts where there is no transfer provision, there is only one performance obligation which is the operation of the network site.

12

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

In the Company’s contracts that include a contractual transfer provision, NaaS contracts operating revenue is a fixed guaranteed minimum amount plus a variable portion equal to a percentage of the gross margin (defined as gross revenue generated by the site less allowable direct costs deducted by the Mobile Network Operator) earned by the network over the life of the contract. Where there is no contractual transfer provision, NaaS contracts operating revenue is a threshold amount (defined as a fixed amount of gross revenue generated by the site less allowable direct costs deducted by the Mobile Network Operator) plus a variable portion equal to a percentage of all revenue earned by the network above the threshold over the life of the contract. In May 2025, the Company amended the NaaS contract in the DRC to remove the transfer provision. The variable portion earned by the network sites varies due to factors such as population coverage, subscriber take-up, competition and nearby economic activity making it difficult to reliably estimate the value of the payment that will be received. Final amounts are determined on a monthly basis and recognised at a point in time through a revenue reconciliation process completed between the Company and the MNO and all NaaS revenue received in 2025 and 2024 is derived from this monthly billing.

Under the Company’s NaaS contract with Orange Cameroon, operating revenue is calculated by reference to the gross revenue generated by the network sites, net of allowable direct costs deducted by the Mobile Network Operator, as reported through the monthly revenue reconciliation process. Gross revenue includes both domestic and international traffic volumes generated across the Company’s sites.

In certain periods, differences have arisen between the international traffic volumes reported by Orange Cameroon in the monthly reconciliation statements and the volumes that the Company has independently estimated or observed. These differences affect the gross revenue base against which the Company’s entitlement is calculated and therefore bear directly on the amount of operating revenue recognized.

Management’s position is that any adjustment arising from a revision to international traffic volume data represents a change in estimate under IAS 8, to be recognized prospectively in the period in which the revised information becomes available and is agreed with the MNO through the reconciliation process. This treatment reflects the fact that the monthly reconciliation is the contractually specified mechanism for finalizing revenue amounts, and that final volumes are not determinable until that process is complete. Revenue for each period is therefore recognized on the basis of the best estimate of entitlement available at the reporting date, using the most recent reconciled data and, where reconciliation is outstanding, management’s best estimate of the amounts due.

Management does not consider it appropriate to restate revenue recognized in prior periods for revisions to international traffic volumes, or as occurred and reported during 2025, the mis-allocation by the MNO of traffic attributable to international versus local call, as those periods were reported on the basis of information available at the time and in accordance with the contractual reconciliation process then in effect. This position is consistent with the treatment of variable consideration under IFRS 15, whereby the constraint on variable revenue recognition requires that it be highly probable that a significant reversal of cumulative revenue will not occur when the uncertainty is subsequently resolved. Adjustments to previously reported periods would only be appropriate if those periods contained a material error, which management does not consider to be the case.

On the sale of network sites where there is a contractual transfer provision, the Company accepts monthly installment payments from the date the site is accepted/recognized as operational up to the contractual transfer date, in advance of the transfer of the legal title (sale). The Company measures the amount of revenue to recognize on delivery of the goods by calculating a financing component at the interest rate that would have applied had the Company borrowed the funds from its customer.

13

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

The transaction price is then allocated between all performance obligations on a relative stand-alone selling price basis. The stand-alone selling price per site is estimated based on the expected cost of building the site, including the financing component, plus a profit margin (Gross Cost). The difference between the Gross Cost and the estimate of the Gross Margin for each of the Network’s sites, is classified as operational income.

The costs of fulfilling contracts do not result in the recognition of a separate asset because for service contracts, revenue is recognised over a period of time by reference to the stage of completion meaning that control of the asset (the design service) is transferred to the customer on a continuous basis as work is carried out. Consequently, no asset for work in progress is recognised.

Under the Company’s NaaS contracts that include a contractual transfer provision, revenue attributable to the sale of a network site is recognized at the point in time when the site is accepted by the customer and goes live, in accordance with the Company’s revenue recognition policy for the construction and sale performance obligation. However, billing to the customer occurs monthly over the term of the contract, with a portion of each guaranteed monthly installment representing recovery of the site sale consideration. As a result, a timing difference arises between the point at which site sale revenue is recognized and the point at which the corresponding cash is received. The cumulative amount of site sale revenue recognized in excess of the monthly installments received to date is recorded as accrued revenue. Accrued revenue is reduced as subsequent monthly installments attributable to the site sale consideration are received.

Property, plant and equipment

(a)	Accounting Policy - Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and bringing it to the location and condition necessary for it to be capable of operating in the manner intended by management..

Depreciation is calculated on a straight-line basis (or declining balance where indicated) over the estimated useful life of each asset, from the date on which the asset is available for use. The estimated useful lives applied during the year ended December 31, 2025 are as follows:

	Methods	Rates
Site infrastructure assets – Africa	Straight-line	20 years
Leasehold improvements - Canada	Straight-line	5 years
Equipment and furniture, telecommunication system, furniture and fixtures	Declining balance	20%
Computer equipment -- Canada	Declining balance	30%

The residual values, useful lives and depreciation methods applied to property, plant and equipment are reviewed at each reporting date. Changes in estimates are recognized prospectively as changes in accounting estimates in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising on disposal are recognized in profit or loss.

14

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

(b)	Contract Modification and Reclassification of Site Assets

Prior to 2025, the Company’s site infrastructure assets deployed in the Democratic Republic of the Congo (“DRC”) under a long-term revenue-sharing agreement with Orange RDC were classified as inventory under IAS 2. This classification reflected a contractual obligation requiring the Company to transfer ownership of the infrastructure to Orange RDC after a period of five years from each site’s operational acceptance date. The transfer obligation represented a distinct performance obligation under IFRS 15, and a portion of the transaction price had been allocated to this obligation and deferred accordingly.

On May 8, 2025, the Company entered into an addendum to the Orange RDC agreement. The addendum formally removed the ownership transfer obligation in its entirety. Under the revised terms, the Company retains full ownership of the infrastructure for the duration of the agreement and beyond, with Orange RDC holding only a right of use for the purpose of providing mobile services. In addition, the commercial structure was revised from a minimum guaranteed revenue model to a usage-based (threshold) remuneration model.

The addendum constitutes a contract modification under IFRS 15.18. As the remaining services are not distinct from those already provided, the modification is accounted for as a cumulative catch-up adjustment in the period of modification, in accordance with IFRS 15.21(b).

As a consequence of the removal of the transfer obligation, the infrastructure assets no longer meet the definition of inventory under IAS 2. Accordingly, with effect from May 8, 2025 (the date of the addendum), the assets were reclassified from inventory to property, plant and equipment at their carrying amount of USD 1,022,072 (CAD 1,421,396), in accordance with IAS 16.

(c)	Change in Accounting Estimate – Useful Life of Site Infrastructure Assets

In accordance with IAS 16.51, management is required to review the useful life of an asset whenever there is an indication that the current estimate is no longer appropriate.

Prior to the contract modification, the site infrastructure assets were classified as inventory (reflecting the planned ownership transfer) and therefore no useful life estimate under IAS 16 had been established for these assets. Upon reclassification to property, plant and equipment on 8 May 2025, management determined the useful life of the site assets for the first time.

In making this determination, management considered the factors set out in IAS 16.56, including the expected usage and capacity of the assets, their physical condition and expected wear and tear, the risk of technical or commercial obsolescence, and the absence of any legal or contractual constraint on continued use. Management also conducted a benchmarking exercise, reviewing the useful lives applied to comparable telecommunications infrastructure by peer operators in Africa.

Having regard to the physical and technical characteristics of the assets (which include steel and aluminum tower structures, solar panels and battery storage systems, VSAT equipment, radio access hardware, and associated civil works), the expectation that the assets will be retained and managed by the Company throughout the remaining term of the Orange RDC agreement and potentially redeployed under future contracts, and the benchmarking evidence, management determined that a useful life of 20 years is appropriate for the site infrastructure assets.

This useful life was applied prospectively from May 8, 2025, the date on which the assets became available for use as property, plant and equipment, in accordance with IAS 16.55. The change constitutes the initial determination of useful life upon reclassification rather than a revision to a previously held estimate; however, in accordance with IAS 8.36, any change in estimate is applied prospectively and no restatement of prior periods is required or appropriate.

15

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

(d)	Financial Effect

The effect of the reclassification, the contract modification, and the initial recognition of depreciation on the site infrastructure assets during the year ended December 31, 2025 is summarized below:

	Amounts (USD)	Recognised in
Reclassification of site assets from inventory to PP&E	1,022,072	Statement of Financial Position

Reversal of accrued revenue (loss on modification)	(1,236,451)	Profit or Loss

Reversal of previously accrued cost of sales (gain on modification)	1,022,072	Profit or Loss

Depreciation charge on site assets (May – December 2025)	30,968*	Profit or Loss

* Based on carrying amount of USD 1,022,072 (CAD 1,421,396) at reclassification date, depreciated on a straight-line basis over 20 years from 08 May 2025 to 31 December 2025 (approximately 8 months).

The actual charge of USD 30,968 (CAD 43,067) reflects the partial year from the date of reclassification. The effect of the change in estimate on future periods is an annual depreciation charge of approximately USD 60,122 (CAD 83,611) per annum for each of the remaining approximately 17 years of the assets’ useful life (subject to any additions or disposals).

Intangible assets

Recognition of intangible assets

The acquired computer software is capitalized on the basis of costs incurred to acquire and install the specific software. Trademarks acquired are recognized as intangible assets at their cost. The Company also develops third and fourth generation mobile networks (3G,4G).

Expenditure on the research phase of projects is recognized as an expense as incurred. Costs that are attributable to a project’s development phase are recognized as intangible assets, provided that they meet the following recognition requirements:

■	The development costs can be measured reliably;

■	The project is technically and commercially feasible;

■	The Company intends and has sufficient resources to complete the project;

■	The Company has the ability to use or sell the asset;

■	The asset will generate probable future economic benefits.

Development costs not meeting these criteria for capitalization are expensed as incurred. Directly attributable costs include employee costs incurred on development along with an appropriate portion of relevant overheads.

16

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Subsequent measurement

All intangible assets are accounted for using the cost model whereby capitalized costs (except for trademarks) are amortized over their estimated useful lives, as these assets are considered finite. The following amortization method and rate are applied:

	Method	Rate
	Declining balance	20%
Software	Units of Production	1,500 units
3G and 4G software	Units of production	—

As no finite useful life for trademarks can be determined, related carrying amounts are not amortized.

The residual value, depreciation method and useful life of each asset are reviewed at least at each financial year-end.

Gains or losses arising from the disposal of intangible assets are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss when incurred.

The Company amortizes certain software using the units of production method, whereby the amortization charge in each period reflects the number of base station units deployed relative to the total estimated lifetime deployments (the “denominator”). As at January 1, 2025, management revised the denominator from 6,000 units to 1,500 units, applied prospectively against the net book value of the asset at the date of change.

The revised estimate of 1,500 units aligns with the NaaS deployments supportable by the Company’s current board-approved business plan and existing financing commitments, rather than the broader contracted pipeline of approximately 6,000 sites, which is subject to additional funding conditions.

The revision to the denominator represents a change in accounting estimate in accordance with IAS 8, as the underlying accounting policy, being the use of the units of production method, is unchanged. The change reflects updated information regarding the expected deployment profile of the asset and has been applied prospectively with no restatement of prior periods.

Right-of-use assets and lease liabilities

Right-of-use assets are initially measured at the amount of the lease liability recognized. Subsequent to initial measurements, right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset.

Impairment of financial assets

A maximum 12-month allowance for ECL is recognized from initial recognition reflecting the portion of lifetime cash shortfalls that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of a default occurring.

17

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

A lifetime ECL allowance is recognized if a significant increase in credit risk is detected subsequent to the instruments initial recognition reflecting lifetime cash shortfalls that would result over the expected life of a financial instrument.

A lifetime ECL allowance is recognized for credit impaired financial instruments.

The Company assesses all information available, including on a forward-looking basis the expected credit losses (ECL) associated with any financial assets carried at amortized cost.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts.

Financial instruments

Recognition and Initial Measurement

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument.

Financial liabilities are initially measured at fair value, net of transaction costs that are directly attributable to their issuance, except for financial liabilities classified at fair value through profit or loss (“FVPL”), for which transaction costs are expensed as incurred.

For compound financial instruments containing both liability and equity components, the components are recognized separately based on the substance of the instrument. The liability component is initially measured at fair value, with the equity component assigned the residual amount after deducting the fair value of the liability component from the fair value of the instrument as a whole.

Classification and Measurement of Financial Assets

Financial assets are classified, at initial recognition, into the following categories:

●	Amortized cost

●	Fair value through profit or loss (“FVPL”)

●	Fair value through other comprehensive income (“FVOCI”)

The classification is determined based on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

For the periods presented, all of the Company’s financial assets are classified and measured at amortized cost. Cash and trade and other receivables fall within this category.

18

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Subsequent to initial recognition, financial assets measured at amortized cost are measured using the effective interest method, less any allowance for expected credit losses. Discounting is omitted where the effect of discounting is immaterial. All income and expenses relating to financial assets are recognized in profit or loss.

Impairment of Financial Assets

The Company applies the expected credit loss (“ECL”) model under IFRS 9 to financial assets measured at amortized cost, including trade receivables. The ECL model incorporates forward-looking information and does not require the identification of a credit loss event before recognizing impairment losses.

In assessing credit risk, the Company considers past events, current conditions, and reasonable and supportable forecasts affecting the expected collectability of future cash flows. Financial assets are categorized as follows:

●	Stage 1 – Financial instruments that have not experienced a significant increase in credit risk since initial recognition or that have low credit risk, for which twelve-month expected credit losses are recognized.

●	Stage 2 – Financial instruments that have experienced a significant increase in credit risk since initial recognition, for which lifetime expected credit losses are recognized.

●	Stage 3 – Financial assets with objective evidence of impairment at the reporting date, for which lifetime expected credit losses are recognized.

Expected credit losses are measured as a probability-weighted estimate of credit losses over the expected life of the financial instrument. Trade receivables are assessed for impairment on an individual basis, as they arise from specific customer contracts.

Classification and Measurement of Financial Liabilities

The Company’s financial liabilities include trade and other payables, loans payable, convertible debentures, convertible debentures and derivative liabilities, and lease liabilities.

Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method, except for derivative liabilities and financial liabilities designated at FVPL, which are subsequently measured at fair value with changes recognized in profit or loss.

Interest expense and, where applicable, changes in fair value of financial liabilities are recognized in profit or loss and presented within finance costs.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when, and only when, the contractual obligations are discharged, cancelled, or expire.

19

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Convertible debentures

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through Consolidated Statements of Net Loss and Comprehensive Loss. The residual amount is recognized as a financial liability and subsequently measured at amortized cost.

Original issuance discount represents the difference between the face value and the actual proceeds received from the debentures and loans which is amortized over time through accretion. The fair value adjustment is the difference between the present value of the existing debenture and the present value of the new debenture. The determination of the fair value is also an area of significant judgment given that it is subject to various inputs, assumptions and estimates including: contractual future cash flows, discount rates, credit spreads and volatility.

The Company accounts for amendments to convertible debt as a substantial modification if one of the following tests are met:

■	The present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument;

■	A significant change in the terms and conditions such that immediate derecognition is required with no additional quantitative analysis.

A substantial modification shall be accounted for like an extinguishment. If any of the tests above are not met, the debt is accounted for as a debt modification.

Leases

The Company leases certain items of property, plant and equipment. At lease commencement, the Company recognizes a right-of-use asset and a corresponding lease liability.

Lease liabilities are initially measured at the present value of lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement comprise fixed payments (including in-substance fixed payments), variable payments that depend on an index or rate, amounts expected to be payable under residual value guarantees, the exercise price of purchase options reasonably certain to be exercised, and termination penalties if the lease term reflects the exercise of a termination option.

Right-of-use assets are initially measured at cost, comprising the initial lease liability, lease payments made at or before commencement, initial direct costs, and estimated restoration costs.

Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset, unless ownership transfers to the Company or the Company is reasonably certain to exercise a purchase option, in which case depreciation is over the useful life of the asset. Lease liabilities are subsequently measured by increasing the carrying amount for interest expense and reducing it for lease payments made.

20

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Variable lease payments that depend on an index or rate are initially measured using the index or rate at the commencement date and are remeasured when the cash flows change. Other variable lease payments are recognized in profit or loss in the period in which they are incurred.

The Company applies the recognition exemptions for short-term leases and leases of low value assets, for which lease payments are recognized as an expense on a straight-line basis over the lease term.

Income taxes

The tax expense recognized in the profit or loss comprises the sum of deferred taxes and current taxes not recognized directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current taxes are payable on taxable profit, which differs from profit or loss in the consolidated financial statements. The calculation of current taxes is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred taxes are not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided that those rates are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. This is assessed based on the

Company’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Company has the right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are directly in equity, in which case the related deferred taxes are also recognized in equity.

Investment tax credits and government assistance

Investment tax credits and government assistance related to current expenses are accounted for as a reduction of research and development costs and as other revenue, respectively, while those related to the acquisition of property, plant and equipment or intangible assets are accounted for as a reduction of the cost of the related asset. Investment tax credits and government assistance are accrued in the 12 months period in which the related expenses or capital expenditures are incurred, provided that the Company is reasonably certain that the credits will be received. Investment tax credits must be examined and approved by tax authorities and it is possible that the amounts granted will differ from the amounts recorded.

21

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Inventories

Raw materials and work in progress are valued at the lower of cost and net realizable value, the cost being determined using the first in, first out method. Raw materials consists of the materials used in the manufacturing of equipment. Finished goods are valued at the lower of cost and net realizable value, the cost, consisting of raw material and handling and shipping fees being determined using the first in, first out method. Finished goods consist of the equipment used in production, sites construction for NaaS sites, which are sold upon completion of NaaS sites.

Equity and Reserves

Share capital represents the paid-up capital of shares that have been issued, net of share issue cost.

Retained earnings (deficit) include all current and prior period retained profits and losses.

Contributed surplus includes costs recognized in accordance with the share-based compensation, expired warrants and expired convertible debenture equity components.

Unit placements

The proceeds from the issued units are allocated between the shares and the warrants using the fair value method. Proceeds are allocated between shares and warrants based on the relative weight of the fair value of each component. The fair value of the shares is determined by the market price and the warrants by using Black-Scholes option pricing model.

Share-based compensation

The Company operates an equity-settled share-based remuneration plan for its employees, which is not cash-settled. Moreover, the Company may grant warrants to its suppliers as payment of goods and services. All goods and services received in exchange for the grant of any share-based payments are measured at their fair value.

Where employees are rewarded using share-based payments, the fair value of employees’ services is determined indirectly by reference to the fair value of the equity instruments granted.

Where suppliers are rewarded using share-based payments, the Company estimates the fair value of the goods or services received, unless such fair value cannot be estimated reliably. In such a case, the fair value of the goods or services is determined indirectly by reference to the fair value of the equity instruments granted.

The fair value of the equity instruments granted is appraised at the grant date and excludes the impact of non-market vesting conditions (for example, profitability and sales growth targets and performance conditions).

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to equity in “Contributed surplus”. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.

22

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any adjustment to cumulative share-based compensation resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

Upon exercise of warrants or share options, the proceeds received and the compensation costs previously recorded as contributed surplus, net of any directly attributable transaction costs, are allocated to share capital.

For those warrants that expire unexercised, the recorded value is transferred from warrant reserve to the deficit. Expired options remain in the contributed surplus.

Provisions, contingent assets and contingent liabilities

Provisions for legal disputes, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

Any reimbursement that the Company can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

Significant management judgments in applying accounting policies and estimation uncertainty

The Company makes certain estimates and assumptions regarding the future. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Significant management judgements

■	Going concern:

The assessment of the Company’s ability to continue as a going concern, to raise sufficient funds to pay for its ongoing operating expenditures and to discharge its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including the expectation of future events that are believed to be reasonable under the circumstances (Note 1).

23

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

■	Useful lives of property, plant and equipment

The Company has exercised judgement in determining the estimated useful lives and depreciation methods applied to its property, plant and equipment. Useful lives are estimated by management at the time an asset is acquired based on the expected period over which the asset will be available for use, having regard to physical wear and tear, technical or commercial obsolescence, and legal or contractual limits on use. Given the diverse nature of the Company’s asset base, management has applied different methods and rates to reflect the distinct consumption patterns of each asset class. Management reviews the appropriateness of useful life estimates and depreciation methods at each reporting date; any revision is accounted for prospectively as a change in accounting estimate in accordance with IAS 8.

■	Capitalization of internally developed software:

Distinguishing the research and development phases of a new customized software project and determining whether the recognition requirements for capitalization of development costs are met requires judgment. After capitalization, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalized costs may be impaired (Note 11).

Management has also exercised significant judgment in estimating the total expected units of production used to determine amortisation under the units-of-production method for intangible assets. This estimate is based on current contractual commitments, operational plans, and historical performance. Actual production levels may differ from these estimates due to changes in market conditions, operational factors, technological developments, or other circumstances. These estimates are reviewed regularly and updated as necessary to reflect changes in expected production levels and asset performance.

■	Useful life of software

The Company has exercised significant judgement in determining that the units of production method most appropriately reflects the pattern in which the economic benefits of its capitalized software are consumed. The software generates economic benefits exclusively through the deployment of base station units at customer sites under NaaS arrangements; an undeployed unit of the software generates no cash flows and has no standalone economic utility. Accordingly, management concluded that the passage of time is not a reliable proxy for the consumption of the asset’s economic benefits, given that deployment timing is subject to Mobile Network Operator contract milestones, infrastructure logistics, regulatory conditions, and financing requirements in rural sub-Saharan Africa. Under the units of production method, the amortization charge in each period is calculated as the number of NaaS base station units deployed in that period divided by the total estimated lifetime NaaS deployments (the “denominator”), applied to the carrying amount of the asset. This judgement requires that the amortization method reflect the pattern in which the asset’s future economic benefits are expected to be consumed.

■	Debt modification:

The Company needs to exercise judgment to determine the impact of any changes to the terms of the convertible debentures and then apply the guidance set out in IFRS 9 - Financial Instruments to determine whether the change is considered a debt extinguishment or a debt modification (Notes 16, 19).

24

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

■	Acquisition of Advance Factoring Inc.

The accounting for the acquisition of AFI involved significant judgement, including the determination that NuRAN is the accounting acquirer despite former AFI shareholders obtaining a majority voting interest, and the conclusion that AFI did not meet the definition of a business under IFRS 3 and was therefore accounted for as an asset acquisition. Refer to Note 6 for further details.

Estimation uncertainty

■	Inventories:

Management estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology, or other market driven changes or their routing and use oversea that may reduce future selling prices.

■	Recognition of investment tax credits:

Determining the amount of investment tax credits requires estimates and significant judgment as management needs to assess if research and development projects for which investment tax credits are claimed are eligible, as well as assessing if the expenses incurred are eligible.

■	Expected credit loss of trade accounts receivable:

Significant estimates and judgments are required in the application of IFRS 9 when measuring the expected credit losses and the assessment of expected credit loss provisions required for trade accounts receivable, including the forward looking information to adjust historic loss rates (Note 7).

■	Share based compensation:

Significant estimates and judgments are required in determining the fair value of the equity instruments granted as share based compensation or the fair value of goods or services received. The estimated value of share based compensation requires the selection of an appropriate valuation model and data and consideration as to the volatility of the Company’s own shares, the probable life of share options and warrants granted and the time of exercise of those share options and warrants. The model used by the Company is the Black Scholes valuation model (Notes 21 and 22).

■	The determination of the recoverable amount of non-financial assets:

In assessing impairment, management estimates the recoverable amount of each asset of the cash-generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainties relate to assumptions about future operating results and the determination of a suitable discount rate.

25

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

■	The determination of incremental borrowing rate used and expected lease lengths in the application of IFRS 16 - Leases:

Determining the incremental borrowing rate is more complex than simply determining the weighted rate that an entity pays on its current borrowings. The Company determines the incremental borrowing rate by taking into consideration the base rate, financing factors, and asset factors. The Company determines the expected lease lengths by assessing the periods for which the lease contract is enforceable. A lease is no longer enforceable when the lessee and the lessor each has the right to terminate the lease without permission from the other party with no more than an insignificant penalty (Note 18).

■	Effective interest rate of convertible financial instruments:

For accounting of convertible financial instruments, the Company needs to determine the effective interest rate required to evaluate the fair value of the liability component. The effective interest rate should be the market rate of interest that would be payable on a similar debt instrument that does not include an option to convert. Determining such a market rate requires assumptions such as comparable loans on the market and qualitative and quantitative analysis of the financial position of the Company (Note 19).

●	Income taxes:

The determination of the Company’s tax expense or recovery for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used.

●	Fair value of the derivative liability:

Determining the fair value of the derivative liability involves the application of the partial differential equations method. The Company uses its judgment to select a valuation model and to develop unobservable inputs to determine the fair values of the derivative liability at the end of each reporting period. Determining the fair values of the derivative liability requires management to use significant unobservable inputs related to the expected volatility and the credit spread. The valuation of the convertible debenture is subjective and can impact Consolidated Statements of Net Loss and Comprehensive Loss significantly.

4.	APPLICATION OF NEW AND REVISED ACCOUNTING STANDARDS

Recent adoptions

Amendments to IAS 21

Lack of exchangeability requires an entity to use a consistent approach when exchanging a currency into another. If the currency is unexchangeable, a consistent approach must be used in determining the exchange rate and necessary disclosures. The amendment is effective for annual periods beginning on or after January 1, 2025. This amendment did not have a significant impact on its financial statements.

Future changes in significant accounting policies

At December 31, 2025, the following standards and interpretations which may be applicable to the Company, but have not yet been applied in these consolidated financial statements, were in issue but not yet effective:

26

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

4.	APPLICATION OF NEW AND REVISED ACCOUNTING STANDARDS (CONTINUED)

IFRS 18 Presentation and Disclosure in Financial Statements and consequential amendments to other IFRS standards:

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1, IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company has not early adopted this IFRS. The Company is currently assessing the impact of this standard.

IFRS 9 Financial Instruments:

IASB has issued amendments to IFRS 9 “Financial Instruments” relating to the classification and measurement of financial instruments. These amendments clarify aspects of SPPI (solely payments of principal and interest), the classification of financial assets with non-recourse features and contractually linked instruments and the derecognition of financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company has not early adopted this IFRS. The Company is currently assessing the impact of this standard.

5.	OPERATING SEGMENTS

During the year ended December 31, 2025, the Company operated as a manufacturer of digital electronic circuits and wireless telecommunication products, which was considered one reportable segment under the requirements of IFRS 8.

The Company’s subsidiaries also act as a Network as a Service (NaaS) entity in various geographical areas which is considered another reportable segment under the requirements of IFRS 8.

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Refer to Note 32 for operating segment disclosures.

6.	ACQUISITION OF ADVANCE FACTORING INC.

On December 22, 2025, NuRAN Wireless Inc. entered into a Share Purchase Agreement (SPA) to acquire 100% of the issued and outstanding shares of Advance Factoring Inc. (“AFI”) from its shareholders in exchange for NuRAN units. AFI Shares means collectively the AFI Class A Common Shares, AFI Class B Common Shares and AFI Preferred Shares. NuRAN units will consist of i) one (1) NuRAN Common Share, and (ii) one half of one (1/2) NuRAN warrant.

The purchase price defined in the SPA amounts to $20,802,303. NuRAN issued 7,198,026 units to the AFI shareholders. i.e. 7,198,026 common shares (Note 20) and 3,599,013 warrants (Note 21). As at the date of the acquisition, the Company determined that AFI did not constitute a business as defined under IFRS 3, Business Combinations and the acquisition was accounted for as an asset acquisition.

27

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

6.	ACQUISITION OF ADVANCE FACTORING INC. (CONTINUED)

IFRS 2 was applied to measure the fair value of the consideration for the asset acquisition. The quoted share price used to value the units was $2.78, which represents a level 1 input. The warrants were valued using the Black-Scholes-Merton Model with the following assumptions: share price of $2.78, exercise price of $4.335, time to maturity of 60 months, risk-free rate of 2.98%, expected volatility of 98% and a dividend yield of Nil. The NuRAN units were issued with legends in accordance with applicable Securities Laws and the policies of the Canadian Securities Exchange (CSE), resulting in a trading restriction requiring the units to be held for a period of 4 months and a day. To reflect this temporary trading restriction, a discount for lack of marketability (DLOM) of 21.58% was applied using the Finnerty model over the applicable hold period. The Finnerty model considers assumptions of expected volatility of 182%, share price of $2.78, and term of 0.33 years. As a result, the fair value of the common shares and warrants after applying the DLOM was $2.18 and $1.49, respectively.

NuRAN issued units with a fair value of $21,063,698 as consideration for the acquisition of AFI. The fair value of common share and warrants were $15,690,476 and $5,373,222, respectively. The difference between this value of $21,116,315 and the purchase price defined in the SPA of $20,802,303 is accounted for by the DLOM applied to the common shares and the addition of the value of the warrants. The fair value of the net identifiable net assets was determined to be $Nil, as the underlying financial assets and financial liabilities did not meet the recognition criteria under IFRS 9 at the acquisition date. The resulting difference of $21,063,698 is recognized in the Consolidated Statement of Net Loss and Comprehensive Loss.

The financial asset of AFI acquired was related to the amount NuRAN owed AFI. Therefore, upon acquisition NuRAN cannot have a contractual obligation against itself and the acquired receivable fails the definition of a financial asset on initial recognition. The financial liability acquired related to the preference shares outstanding to AFI shareholders, on acquisition, NuRAN acquired all shares including preference shares. Therefore, the preferred share liability once acquired, cannot have a contractual right against itself and the acquired liability fails the definition of a financial liability on initial recognition.

The excess of $21,063,698 was recognized as consideration paid in excess of net assets acquired in the Consolidated Statement of Net Loss and Comprehensive Loss.

Since the Company acquired AFI’s net assets, the loan payable outstanding to AFI is now discharged and therefore the liability is extinguished per the definition of IFRS 9. The liability extinguished pursuant to the transaction is $11,910,915 which is recognized in the Consolidated Statement of Net Loss and Comprehensive Loss.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of acquisition.

28

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

6.	ACQUISITION OF ADVANCE FACTORING INC. (CONTINUED)

Consideration
2025
$
Fair value of 7,198,026 common shares issued ($2.1798 per unit)	15,690,476
Fair value of 3,599,013 warrants issued ($1.4930 per unit)	5,373,222
Total consideration	21,063,698

Identifiable assets and liabilities acquired:
Current assets
Finance receivable	—
Interest receivable	—
Current liabilities
Callable Preferred shares	—
Total identifiable net assets acquired	—

Consideration paid in excess of net assets acquired	21,063,698
Liability extinguished pursuant to the transaction	(11,910,915)
Net impact — Loss on assets acquired	9,152,783

The loss on assets acquired of $9,152,783 was offset by $2,173,549 of gains on the settlement of accounts payable and debt instruments through the issuance of equity due to the difference between the 10-day VWAP and the share price on the date of the transaction as well as a gain of $104,917 on accounts payable settled for cash.

Significant judgement

Acquisition of AFI recorded as an asset acquisition

Determination of the Accounting Acquirer

The determination of the accounting acquirer in the transaction involving Advance Factoring Inc. (“AFI”) required significant judgment. Although former AFI shareholders collectively obtained approximately 56% of the voting interests in NuRAN following the transaction, management exercised significant judgement determining that these shareholders do not have control over NuRAN despite the majority voting interests.

Management considered various factors such as shareholders voting rights, decision making power, substantive rights, governance structure and senior management indicators to determine both the legal and accounting acquirer. Although former AFI shareholders collectively received a majority of the voting rights in NuRAN following the transaction, those rights are dispersed among several unrelated investors, each holding less than 10% and with no contractual arrangement to act in concert. AFI as a legal entity itself did not receive any equity interests. AFI received one (1) board representation out of the seven (7) board members of the combined entity. All Board decisions require a simple majority of votes. However, AFI’s one board representation alone will not be sufficient to either appoint or remove a majority of the members of the governing body of the combined entity. Additionally, none of the board members have a veto right and the chair of the board is set by the board; the Board designated Brendan Purdy as Chairman in December. Further, the CEO of NuRAN (Francis Letourneau) continues to be CEO post this transaction. On December 22, 2025, the sole director of AFI resigned and the CEO of NuRAN was appointed as the sole director of AFI. In addition, on the basis of total assets, revenue and scale of operations, and profit/(loss), NuRAN is significantly larger than AFI.

29

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

6.	ACQUISITION OF ADVANCE FACTORING INC. (CONTINUED)

Assessment of Whether AFI Constituted a Business

Management exercised judgment in determining that AFI did not meet the definition of a business under IFRS 3, as it did not include substantive processes or an organised workforce. As a result, the transaction was accounted for as an asset acquisition rather than a business combination.

7.	TRADE AND OTHER RECEIVABLES

	2025	2024
	$	$
Trade accounts receivable, gross	1,964,100	2,069,928
Allowance for credit losses	(283,677)	(90,618)
	1,680,423	1,979,309
Indirect taxes receivable	2,117,590	1,524,298
	3,798,016	3,503,607

All amounts are short-term amounts. Accordingly, the carrying amount of trade and other receivables is considered a reasonable approximation of their fair value. The Company does not hold any collateral as security.

Indirect taxes receivable represent Value-Added Tax (VAT) due from the tax authority with 94% or $1.98 million of this in Cameroon. Of this amount, $882k is offset by amounts due on mobile network operator billings which have been retained at source by the MNO. Of the remainder, $438k is amounts still to be paid on outstanding supplier invoices, offset by Accounts Payable and the remaining $660k is in the process of being claimed for repayment.

During the year, management wrote back $47,056 (2024 - $nil) of account receivables in Consolidated Statements of Net Loss and Comprehensive Loss. Management also impaired $44,169 (2024 - $nil) of account receivables in Consolidated Statements of Net Loss and Comprehensive Loss. The allowance for credit loss arose mainly from a provision for the remaining project in the Marshall Islands.

The expected loss rates are assessed on an individual basis, as they arise from specific customer contracts.

The change in the of the allowance for credit losses is presented below:

	For the year ended December 31
	2025	2024
	$	$
Opening balance	90,618	3,925
Write-off	(3,942)	—
Impairment loss	207,038	79,464
Exchange difference on allowance for credit losses	(10,037)	7,228
Closing balance	283,677	90,618

30

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

7.	TRADE AND OTHER RECEIVABLES (CONTINUED)

The lifetime expected loss provision for trade receivables is as follows:

					2025
December 31, 2025	Current	More than 30 days past due	More than 60 days past due	More than 90 days past due	Total

Expected loss rate	0.000000%	0.000000%	0.000000%	33.35%	14.44%
Gross carrying amount	$1,029,148	$41,128	$43,113	$850,711	$1,964,100
Loss provision	$—	$—	$—	$283,677	$283,677

					2024
December 31, 2025	Current	More than 30 days past due	More than 60 days past due	More than 90 days past due	Total

Expected loss rate	0%	0%	0%	5.59%	4.38%
Gross carrying amount	$277,462	$69,787	$100,563	$1,622,116	$2,069,928
Loss provision	$—	$—	$—	$90,618	$90,618

8.	ACCRUED REVENUES

	2025	2024
	$	$
Equipment sale	3,817,118	4,583,728
Services revenues	5,978,756	4,572,793
Interest revenues	600,414	664,858
Sites revenues	(7,671,641)	(5,578,696)
	2,724,647	4,242,683

Accrued revenues represent the unbilled cumulative site deployment and construction revenue under IFRS 15 for which the performance obligation has been delivered.

31

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

9.	INVENTORIES

	2025	2024
	$	$
Raw materials	1,228,181	1,273,705
Finished goods	1,373,104	1,107,284
Work in progress	3,788,454	3,340,502
	6,389,739	5,721,491

During the year, management impaired $1,339 (2024 - $4,930) of inventory in Consolidated Statements of Net Loss and Comprehensive Loss. Management also wrote off $495,907 (2024 - $173,193) of inventory in Consolidated Statements of Net Loss and Comprehensive Loss. Inventory expensed in the year is $747,307 (2024 - $142,707).

10.	LOANS RECEIVABLE

	2025	2024
	$	$
Loan from non-related companies (a)	50,000	—
Loan from non-related companies (b)	27,347	—
	77,347	—

a)	This is an unsecured loan to a non-related company entered into on December 23, 2025, bearing interest at 5% per annum and repayable on June 30, 2026.

b)	This is an unsecured loan to an individual entered into on December 23, 2025, bearing interest at 5% per annum and repayable on June 30, 2026.

32

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT

The Company's property, plant and equipment and their carrying amounts are detailed as follows:

	Leasehold improvements	Equipment and furniture, tele- communication system, furniture and fixtures	Computer equipment	Site infrastructure	Total
	$	$	$	$	$
Gross carrying amount
Balance as at December 31, 2024	8,995	746,818	358,758	—	1,114,571
Additions	—	1,432,036	66,978	—	1,499,014
Reclassification	—	—	—	1,525,067	1,525,067
Current translation effects		8,378	3,286	—	11,664
Balance as at December 31, 2025	8,995	2,187,232	429,022	1,525,067	4,150,315
Depreciation and impairment	—
Balance as at December 31, 2024	5,383	597,090	318,395	—	920,868
Depreciation	1,800	97,867	23,935	42,445	166,046
Current translation effects	—	3,092	1,109	—	4,201
Balance as at December 31, 2025	7,183	698,048	343,439	42,445	1,091,114
Carrying amount as at December 31, 2025	1,812	1,489,184	85,583	1,482,622	3,059,201

33

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2024
	Leasehold improvements	Equipment and furniture, tele- communication system, furniture and fixtures	Computer equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at December 31, 2023	7,727	763,928	354,258	1,125,913
Additions	1,269	12,037	1,629	14,935
Disposal	—	—	—	—
Write- off	—	(37,435)	—	(37,435)
Current translation effects		8,288	2,871	11,159
Balance as at December 31, 2024	8,996	746,818	358,758	1,114,572
Depreciation and impairment
Balance as at December 31, 2023	3,773	549,011	298,267	851,051
Depreciation	1,610	59,601	18,415	79,626
Disposal	—	—	—	—
Write- off	—	(15,161)	—	(15,161)
Current translation effects	—	3,639	1,712	5,351
Balance as at December 31, 2024	5,383	597,090	318,395	920,868
Carrying amount as at December 31, 2024	3,613	149,728	40,363	193,704

For the year ended December 31, 2025, a total of $nil ($22,274 in 2024) of assets was written off and included in Consolidated Statements of Net Loss and Comprehensive Loss as other elements.

Depreciation charges for each of the reporting periods are included in profit or loss and detailed as follows:

	For the year ended December 31,
	2025	2024
	$	$
Cost of sales	—	9,546
Administrative expenses	147,572	53,194
Research and development costs	22,674	22,238
	170,246	84,978

34

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

12.	INTANGIBLE ASSETS

The Company's intangible assets and their carrying amounts are detailed as follows:

	2025

	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2024	8,160,650	44,244	8,204,894
Additions
Under development	231,302	—	231,302
Acquired	2,777	—	2,777
Write-off		(44,244)	(44,244)
Balance as at December 31, 2025	8,394,729	—	8,394,729

Depreciation and impairment
Balance as at December 31, 2024	872,162	—	872,162
Amortization	50,141	—	50,141
Balance as at December 31, 2025	922,303	—	922,303
Carrying amount as at December 31, 2025	7,472,426	—	7,472,426

	2024
	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2023	7,803,221	44,244	7,847,465
Additions
Under development	357,429	—	357,429
Balance as at December 31, 2024	8,160,650	44,244	8,204,894

Depreciation and impairment
Balance as at December 31, 2023	847,917	—	847,917
Amortization	24,245	—	24,245
Balance as at December 31, 2024	872,162	—	872,162
Carrying amount as at December 31, 2024	7,288,489	44,244	7,332,733

35

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

12.	INTANGIBLE ASSETS (CONTINUED)

At each reporting date, the Company assesses its intangible assets for indicators of impairment. Based on this assessment, no impairment was identified during the year ended December 31, 2025 and 2024. The recoverable amount of the CGU has been determined based on value-in-use calculations using cash flow projections derived from management-approved budgets.

Key assumptions used in the calculation include:

●	a weighted average cost of capital of 16.57%;

●	revenue growth rates over the forecast period in line with build milestones and thereafter assuming growth of average revenue per user (ARPU) of 5%;

●	a terminal growth rate of 3% applied beyond the forecast period; and

●	assumptions regarding expected operating margins and future network deployment.

These assumptions reflect management’s best estimates of future economic and operating conditions. The recoverable amount is most sensitive to changes in the discount rate and terminal growth rate.

For the year ended December 31, 2025, $44,244 ($nil in 2024) of assets was written off and included in Consolidated Statements of Net Loss and Comprehensive Loss as other elements. The derecognition pertained to trademarks that were no longer expected to generate future economic benefits.

The anticipated amortization charge for 2026 and 2027 is $602,259 and $1,494,987, respectively.

Amortization charges for each of the reporting periods are included in profit or loss and detailed as follows:

	For the year ended December 31,
	2025	2024
	$	$
Cost of sales	33,164	4,975
Research and development costs	3,069	3,836
Administrative expenses	13,908	15,434
	50,141	24,245

As at December 31, 2025, software includes software under development at a cost of $4,631,298 ($4,399,997 as at December 31, 2024) and is not amortized until available for use.

36

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

13.	RIGHT-OF-USE-ASSETS

The Company’s right-of-use assets consist of a premise and equipment lease and the carrying amounts are detailed as follows:

	For the year ended December 31,
	2025	2024
	$	$
Gross carrying amount
Balance as at December 31, 2024	815,051	1,038,642
Addition	258,150	17,240
Impairment	—	(180,103)
Current translation effects	97,005	(60,728)
Balance as at December 31, 2025	1,170,206	815,051

Depreciation and impairment
Balance as at December 31, 2024	588,408	551,364
Amortization	185,658	197,785
Impairment	—	(127,280)
Current translation effects	6,733	(33,461)
Balance as at December 31, 2025	780,799	588,408
Carrying amount as at December 31, 2025	389,407	226,643

37

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

14.	TRADE AND OTHER PAYABLES

	2025	2024
	$	$
Accounts payable and accrued liabilities
Shareholders	39,400	39,400
Non-related third party	8,871,802	10,518,371
Salaries and payroll deductions payable	1,545,365	779,191
	10,456,567	11,336,962

As at December 31, 2025, accounts payable include $38,810 relating to intangible asset purchases ($209,480 as at December 31, 2024) and $39,400 ($39,400 as at December 31, 2024) relating to unpaid interest on convertible debentures (Note 19).

During the year, management wrote back $39,902 (2024 - $nil) of accounts payable in Consolidated Statements of Net Loss and Comprehensive Loss relating to settlement and $527,177 (2024 - $nil) relating to forgiveness of a payable.

15.	CUSTOMER ADVANCES

	2025	2024
	$	$
Customer advances	1,154,191	2,520,879
	1,154,191	2,520,879

Customer advances represent advance payments received from customers for non-NaaS sales which have not been invoiced as of year end. Management wrote back $820,695 (2024 - $nil) of customer advances in Consolidated Statements of Net Loss and Comprehensive Loss as a result of cancellation of a contract in Marshall Islands by the main contractor.

16.	LOANS PAYABLE

	2025	2024
	$	$
Loan from non-related companies (a)	—	226,910
Loan from non-related companies (b)	—	2,839,102
Loan from non-related companies (c)	—	7,003,329
Loan from non-related company (d)	69,429	355,645
Loan from non-related company (e)	—	150,000
Loan from non-related company (f)	7,150,626	3,829,499
Loan from non-related company (g)	63,467	—
Loan from non-related company (h)	13,579	—
	7,297,100	14,404,484

38

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

16.	LOANS PAYABLE (CONTINUED)

Given the short-term maturity, the carrying amount of loans payable is considered a reasonable approximation of their fair value.

a)	The loan from a non-related company is secured by a chattel mortgage on the universality of the Company's assets.

The loan relates to a factoring agreement dated October 4, 2023, for the sale of $287,306 of receivables owed to Nuran by its operating subsidiaries in Africa for gross proceeds of $173,686.

Under the terms of the agreement, the creditor has recourse against the Company in certain circumstances. If the creditor delivers a recourse notice, the Company has the option of satisfying any repurchase request of the account in cash at 107% of the price originally paid by the creditor for the account or by issuing units of the Company (each a “Unit”) at $67.50 per Unit for the amount of the account. Each Unit is to be comprised of (i) one share in the capital of the Company; and (ii) three quarters (3/4) of one warrant exercisable into one additional share of the Company at $75 until October 4, 2026.

The loan bears interest until the creditor has received payment, at a fixed rate of 15% per annum, payable monthly.

On March 25, 2025, the Company amended the terms of the agreement to increase the maximum amount available on the facility to $462,500 and reduce interest to 5%.

On December 22, 2025, the Company settled debt of $511,290 including interest and an amount due to a company related to the Factor, in 72,664 common shares of the Company and $301,290 in cash (See Note 20). The book value of the debt converted over the carrying value recorded for these shares was $158,395 applying a discount for lack of marketability (DLOM) to the market price of the Company’s shares on the date of settlement to reflect applicable trading restrictions.

The excess of the carrying value of the shares issued ($158,395) plus warrants ($13,612) for a total of $172,008 over the carrying value of the debt extinguished ($210,000), translated at the prevailing exchange rate on the settlement date resulted in a gain on debt settlement of $37,992.

The cost of the loan for the year ended December 31, 2025 was $62,640 (2024 - $76,462) and was included in in Consolidated Statements of Net Loss and Comprehensive Loss as financial expenses. The outstanding loan balance was fully repaid as at year end.

b)	This secured promissory note of USD 1,653,947 (CAD 2,239,610), dated April 24, 2023 is from a US- based institution and is secured by a chattel mortgage on the universality of the Company's assets. The note bears interest at a fixed rate of 10% per annum calculated on a monthly basis and is payable on the maturity date. The maturity date was initially October 24, 2023 but was extended as follows.

On December 4th, 2023, the Company extended the loan facility until October 21, 2024. As consideration, an extension fee of USD 169,895 (CAD 230,055) was added to the principal and the Company issued the lender 16,666 share purchase warrants to replace the existing warrants of 6,666 shares held by the lender, with each warrant exercisable to acquire a share of the Company at an exercise price of $75 which expire on December 1, 2025. In addition, the Company agreed to add a conversion feature to the loan, at $67.50 per common share of the Company. Any securities issuable upon exercise of these warrants or conversion of the loan are to be subject to a statutory hold period of four months and one day. A lending fee of USD 45,000 (CAD 60,934), accrued interest of USD 123,142 (CAD 166,747) and extension fee of USD 169,895 (CAD 230,055) were added to the principal amount.

39

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

16.	LOANS PAYABLE (CONTINUED)

b)	On June 24, 2024 the Company further extended the loan facility until December 31, 2025. As consideration, the Company agreed to increase the principal amount of the loan by USD 230,117 (CAD 314,409) as an extension fee, increased the interest rate to the fixed default rate of 24% per annum and agreed to a repayment schedule to commence following the first drawdown under the Facility for Energy Inclusion (FEI) loan facility and monthly thereafter starting October 31, 2024. The lender also agreed to subordinate the loan to the FEI. A lending fee of USD 50,000 (CAD 68,315), accrued interest of USD 259,190 (CAD 354,131), compounded interest of USD 83,164 (CAD 113,627) and an extension fee of USD 230,117 (CAD 314,409) were added to the principal amount. The repayment requirement was not met.

On December 31, 2024, the Company repaid USD 618,186 (CAD 889,508) for a remaining balance of USD 1,973,106 (CAD 2,839,102).

On December 22, 2025, the Company settled debt of USD 1,991,447 (CAD 2,772,936) including interest, in common shares of the Company (See Note 20). The book value of the debt converted the carrying value recorded for these shares was $2,102,914 applying a discount for lack of marketability (DLOM) to the price on the date of settlement.

The excess of the carrying value of the shares issued ($2,102,914) plus warrants ($180,724) for a total of $2,283,638 over the carrying value of the debt extinguished USD 1,991,447 (CAD 2,772,936), translated at the prevailing exchange rate on the settlement date resulted in a gain on debt settlement of $489.298.The outstanding loan balance was fully repaid as at year end.

During the year, the Company repaid USD 692,936 (CAD 968,586). The outstanding loan balance was fully repaid as at year end.

c)	The loan from a non-related company is secured by a chattel mortgage on the universality of the Company's assets and relates to an agreement with a lender dated August 28, 2023, for the sale of up to $15 million of receivables owed to the Company by its operating subsidiaries in Africa. Pursuant to the agreement, the Company sold receivables valued at $8.65 million for gross proceeds of $5,438,340 consisting of:

(i)	a cash payment of $4,638,340 used to settle outstanding loans advanced by short term lenders, who are affiliates of the lender (d);

(ii)	a cash payment of $800,000 from August 31, 2023 to October 30, 2023 for the purpose of funding working capital requirements.

Under the terms of the agreement, the lender has recourse against the Company for any sold receivables, in certain circumstances. If the lender delivers a recourse notice, the Company has the option of satisfying any repurchase request of the recourse account in cash at 107% of the price originally paid by the lender for the recourse account or by issuing units of the Company at $105 per Unit for the amount of the recourse account. Each Unit to be comprised of (i) one share in the capital of the Company; and (ii) three quarters (3/4) of one warrant exercisable into one additional share of the Company at $120 until August 28, 2026. The sold receivables will bear interest until the lender has received payment, at a fixed rate of 15% per annum payable monthly.

40

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

16.	LOANS PAYABLE (CONTINUED)

If the Company does complete a subsequent sale of receivables, the pricing on the Units will be set in compliance with applicable policies of the CSE.

In connection with the agreement, the Company paid an arrangement fee to the lender consisting of 12,666 common shares (the “Fee Shares”) (having a deemed value of $69 based on closing price of the common shares of NuRAN on the closing) representing approximately 5% of the total factoring facility. 8,333 of these Fee Shares were issued at the initial closing and the remainder were issued on January 2, 2024 (see note 20). The Fee Shares were subject to a statutory hold period in Canada of four months and one day.

c)	On October 17, 2023, the Company amended the terms of the agreement which called for additional cash payments, completion of other financing and securing the indebtedness by way of a general security agreement in favor of the lender or its duly authorized agent on or before September 30, 2023, this date was extended to October 31, 2023.

On December 4th, 2023, the Company further amended the terms of the agreement by selling receivables valued at $1.425 million for proceeds of $865,000 consisting of:

(i)	a cash payment of $215,000 that have been received by the Company; and

(ii)	a cash payment $650,000 from October 31, 2023 to December 31, 2023 for the purpose of funding working capital requirements leading up to the finalisation of other loans.

Included in the amendment, the lender agreed to extend various deadlines until January 31, 2024.

Furthermore, pursuant to the amendment, if the Company chooses to satisfy the recourse account by issuing units, which is entirely at the discretion of the Company, the deemed price per unit is to be $67.50 per unit and the warrant exercise price will be $75. Finally, the amendment adjusted the timing and quantum of the Fee Shares so that the remaining balance of 4,333 Fee Shares has increased to 6,333, 3,333 were issued on or before January 31, 2024, and the remainder were issued on or before March 15, 2024 (see note 20). The Fee Shares were subject to a statutory hold period in Canada of four months and a day from the date of issuance.

On April 2nd, 2024, the Company further amended the terms of the agreement by selling receivables valued at $1.52 million for proceeds of $1,000,000 consisting of a cash payment that has been received by the Company. $1.52 million was added to the factoring loan, $1,000,000 was recorded in factoring receivable and $1,52 million was recoded in factoring reserve.

On June 25, 2024, the Company further amended the terms of the agreement to allow for the drawdown of an additional USD 2,000,000 (CAD 2,731,800) by selling additional receivables as required by the Company.

On December 23, 2024, the Company further amended the terms of the agreement to increase the maximum amount available on the facility to $25.5 million and reduce interest for 2024 to 5%. In addition, the lender has agreed to cap conversions so that no more than 116,667 units form the previous 266,667 units which are eligible to be issued. Each unit included three quarters of one warrant to purchase a common share at $75 till August 28, 2028. As consideration to the lender, the Company agreed to reduce the price per unit to be $60 and extend the expiry of the warrants that have been issued or are to be issued to August 28, 2028. $3,100,000 was added to the factoring loan and $7,600,000 was recoded in factoring reserve (see note 21).

41

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

16.	LOANS PAYABLE (CONTINUED)

During the year ended December 31, 2024, the lender requested the conversion of debt under the agreement totaling a value of $1,459,709, including interest, in common shares of the Company. Taking into account the book value of the debt converted the carrying value recorded for these shares was $1,518,206.

On April 15, 2025, the Company further amended the terms of the agreement to increase the amount of pledged accounts under the facility to $26.8 million and increase the amount to be drawn to $10.4 million. The Company also settled promissory notes totaling $359,435 in principal.

c)	On August 19, 2025, the Company further amended the terms of the agreement to settle promissory notes totaling $1,274,492 in principal and added $2,079,622 to the paid accounts of the Factor.

During the year, the lender requested the conversion of debt under the agreement totaling a value of $1,162,241, in common shares of the Company. Taking into account the book value of the debt converted the carrying value recorded for these shares was $2,788,000.

On December 22, 2025, the Company settled debt of $11,910,915 including interest, in common shares of the Company (See Note 20). The book value of the debt converted over the carrying value recorded for these shares ($15,490,476) plus warrants ($5,373,222) for a total of $21,063,696 resulted in a loss of $9,152,783. The outstanding loan balance was fully repaid as at year end (See Note 6).

d)	The amount due to a non-related party was replaced with an unsecured loan of USD 394,781 (CAD 536,073), including interest of USD 75,930 (CAD 103,105), dated December 5, 2023. The loan bears interest at a fixed rate of 11% per annum and was payable over 24 months in blended principal and interest payments.

On December 22, 2025, the Company partially settled a portion of the remaining balance of the loan of USD 147,000 (CAD 202,056) including USD 32,797 (CAD 45,089) of interest (principal portion USD $114,203 (CAD 157,007)), by issuing 69,929 common shares of the Company (See Note 20). The carrying value of the debt extinguished at the date of settlement was USD $147,000 (CAD 202,096)).

The shares issued were recorded at a carrying value of $152,433 applying a discount for lack of marketability (DLOM) to the market price of the Company’s shares on the date of settlement to reflect applicable trading restrictions. The excess of the carrying value of the shares issued ($152,433) plus warrants ($13,100) for a total of $165,534 over the carrying value of the debt extinguished (USD 147,000 (CAD 202,056), translated at the prevailing exchange rate on the settlement date resulted in a gain on debt settlement of $36,522.

The settlement was accounted for as an extinguishment of debt. Under IFRS 9, when a financial liability is extinguished by the issuance of equity instruments, the liability is derecognized and the equity instruments are recognized at fair value on the date of settlement. The difference between the carrying amount of the liability derecognized and the fair value of the equity instruments issued is recognized in profit or loss as a gain or loss on extinguishment.

During the year, the Company also repaid USD 74,057 (CAD 103,517) for a remaining balance of USD 50,654 (CAD 69,426) bearing interest at a fixed rate of 11% per annum and payable over 24 months in blended principal and interest payments.

42

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

16.	LOANS PAYABLE (CONTINUED)

e)	This unsecured loan bears interest at 15% per annum and was repayable on February 6, 2025.

On January 22, 2025, the Company issued a promissory note of $63,405. The loan bears interest at a fixed rate of 15% payable monthly and is payable on March 8, 2025.

On February 4, 2025, the Company issued a promissory note of $146,030. The loan bears interest at a fixed rate of 15% payable monthly and is payable on March 14, 2025.

On April 15, 2025, these promissory notes were settled with the factoring amendment.

On April 15, 2025, the Company issued a promissory note of $200,000. The note bears interest at a fixed rate of 15% payable monthly and is payable on May 30, 2025, but was not repaid on that date.

On May 2, 2025, the Company issued a promissory note of $50,000. The note bears interest at a fixed rate of 15% payable monthly and is payable on May 31, 2025, but was not repaid on that date.

On May 6, 2025, the Company issued a promissory note of $150,000. The note bears interest at a fixed rate of 15% payable monthly and is payable on May 31, 2025, but was not repaid on that date.

On May 27, 2025, the Company issued a promissory note of $105,000. The note bears interest at a fixed rate of 15% payable monthly and is payable on May 31, 2025, but was not repaid on that date.

On June 4, 2025, the Company issued a promissory note of $70,000. The note bears interest at a fixed rate of 15% payable monthly and is payable on June 30, 2025, but was not repaid on that date.

On June 10, 2025, the Company issued a promissory note of $127,778. The note bears interest at a fixed rate of 15% payable monthly and is payable on June 30, 2025, but was not repaid on that date.

On June 13, 2025, the Company issued a promissory note of $11,830. The note bears interest at a fixed rate of 15% payable monthly and is payable on June 30, 2025, but was not repaid on that date.

On June 20, 2025, the Company issued a promissory note of $100,000. The note bears interest at a fixed rate of 15% payable monthly and is payable on June 30, 2025, but was not repaid on that date.

On August 25, the Company closed a non-brokered private placement financing for gross proceeds of $1,500,000 through the issuance of 100,000 common shares of the Company at a price of $15 per Share. The proceeds raised from the Private Placement were used by the Company for working capital purposes and payment of all outstanding short-term promissory notes issued from April to August 2025 totaling $1,274,492.

The outstanding loan balance was fully repaid as at year end.

f)	The loan is pursuant to a two-year term loan facility of USD 5,000,000 (CAD 6,834,000) dated April 26, 2024 with FEI Ongrid to NuRAN Wireless (Africa) Holding. The loan is secured on the business and assets of NuRAN Wireless Cameroon Ltd and NuRAN Wireless DRC SA under a general security agreement and bears interest at the Secured Overnight Financing Rate (SOFR) plus 8.5% per annum. Interest accrues but is not payable until maturity. The terms of the loan were amended extending the maturity date to April 26, 2027 with interest partially paid in cash in accordance with an agreed schedule to maturity. Management intends to settle this loan within one year from the balance sheet date and hence classified current.

On March 10, 2025, the Company received of drawdown of USD 1,050,000 (CAD 1,515,255).

43

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

16.	LOANS PAYABLE (CONTINUED)

On October 6, 2025, the Company received of drawdown of USD 1,000,000 (CAD 1,395,500).

g)	The loan, secured by guarantee of the parent company, is pursuant to a bank facility of CFA 150,000,000 (approx. $366K) with Société Générale Cameron to Nuran Cameroon Ltd, dated June 20, 2024. The disbursement was made on February 25, 2025. The loan bears interest at a fixed rate of 7% and is payable monthly in blended principal and interest payments in the amount of CFA 12,283,126 (approx. $31K) over 12 months from the disbursement date.

During the year, the Company repaid CFA 124,126,824 for a remaining balance of CFA 25,873,176. The loan was fully repaid in February 2026.

h)	The unsecured loan is an installment payment agreement of $23,279 including interest at a fixed rate of 14.8% dated July 28, 2025 and is payable monthly in blended principal and interest payments in the amount of $1,924 over 12 months.

During the year, the Company repaid $9,699 for a remaining balance of $13,579.

17.	EMPLOYEES FUTURE BENEFITS

The Company implemented a tailored Simplified Pension Plan (SIPP) on a defined contribution basis. All employees in Canada are eligible after three months of continuous service. Participation in the plan is on a voluntary basis and the Company matches employee contributions up to a maximum of 3% of their gross annual salary. The Company expensed $63,747 in 2025 (2024 - $45,072) in relation to employee future benefits.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

18.	LEASE LIABILITIES

The maturity analysis of the lease liability as at reporting date was as follows:

	Within 1 year	After 1 year but less than 5 years	Total
At 31 December 2025	$	$	$

Gross lease liability	156,985	571,426	728,411
Less future interest costs	64,405	248,220	312,625
	92,580	323,206	415,786

	Within 1 year	After 1 year but less than 5 years	Total
At 31 December 2024	$	$	$

Gross lease liability	203,566	67,855	256,637
Less future interest costs	13,668	1,116	14,784
	189,898	66,739	241,853

Lease liabilities are measured at the present value of lease payments using the Company’s incremental borrowing rate of 8% - 18% (2024 8% - 10%) on the date of the lease inception. The incremental borrowing rate reflects the rate of interest that the Company would have to pay to borrow over a similar term the funds necessary to obtain an asset of similar value in a similar economic environment.

	December 31, 2025	December 31, 2024
	$	$
Gross carrying amount
Opening Balance	256,637	527,588
Additions	366,721	14,678
Lease payments	(257,623)	(248,892)
Lease interest	50,051	34,225
Other	—	(70,962)
Closing Balance	415,786	256,637
Current	92,580	189,898
Non-current	323,206	66,739
	415,786	256,637

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

18.	LEASES LIABILITIES (CONTINUED)

The lease expense during the 12 months period amounts to the following, representing the minimum lease payments:

	December 31, 2025	December 31, 2024
	$	$
Lease expense (office)	257,623	248,892

19A. CONVERTIBLE DEBENTURES

As at December 31, 2025, the convertible debentures consist of the following:

	Convertible debentures	Unsecured Convertible debentures	Total
	$	$	$

Balance at December 31, 2023	2,191,884	1,954,034	4,145,918
Extension of debenture (a)	1,935,682	—	1,935,682
Effect of the modification (b)	(1,833,749)	—	(1,833,749)
Accretion of OID (c)	43,590	362,811	406,401
Conversion (d)	(225,000)	—	(225,000)
Accretion (c)	311,681	328,657	640,338
Balance at December 31, 2024	2,424,087	2,645,502	5,069,589

Issuance of convertible debenture	—	—	—
Fair Value	335,063	—	335,063
Amortization of OID	1,002,561	—	1,002,561
Conversion (e)	(800,000)	—	(800,000)
Accretion	422,853	—	422,853
Settlement (f)	(3,384,564)	—	(3,384,564)
Closing balance, as at December 31, 2025	—	2,645,502	2,645,502

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

19A. CONVERTIBLE DEBENTURES (CONTINUED)

(c)	As at December 20, 2023, the Company extended the maturity date of the Convertible Debentures entered into in July 2022. The maturity date of the Convertible Debentures was extended to July 12, 2024 along with other terms of the original debenture which were amended. The original debenture had an original issuance discount of 10% and this was increased to 16% paid upon maturity leading to a maturity value of $2,645,502. In addition, the principal amount is convertible into common shares of the Company at a fixed price of $120 at the option of the debenture holder during the term of the Convertible Debenture. Under the terms of the Convertible Debenture the principal amount is due one year from the date of closing and does not bear interest until the maturity date or an event of default occurs. The number and terms of warrants issued in conjunction with the original debenture, as well as all other terms of the debenture did not change.

The debenture value determined using the current value method which deducts the value of the conversion option from the maturity value was $2,273,353.

In accordance with IFRS 9, the Company assessed whether the December 20, 2023 amendment to the Convertible Debentures constituted a modification or an extinguishment. The present value of the cash flows under the amended terms, discounted at the original effective interest rate, differed from the present value of the remaining cash flows under the original terms by less than 10%, and no other qualitative factors requiring immediate derecognition were present. Accordingly, the amendment was accounted for as a debt modification. The carrying amount of the debenture was adjusted to the present value of the modified future cash flows, discounted at the original effective interest rate, and the resulting gain on modification of $Nil was recognized in financial expenses in the consolidated statement of net loss and comprehensive loss for the year ended December 31, 2023.

The current value method refers to the present value of the contractual future cash flows of the debenture (being the maturity amount of $2,645,502 payable on July 12, 2024), discounted using an applicable market rate of interest that reflects the credit risk and terms of the instrument at the date of the amendment. The share price used as an input to the Black-Scholes model for valuing the conversion option was the market price of the Company’s common shares on the date of the transaction (December 20, 2023), being $0.11 per share (pre-consolidation), which represents a Level 1 input. No VWAP or other averaging methodology was applied.

The fair value of the conversion option on December 20, 2023 was estimated at $nil, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the conversion options used the following assumptions:

Share price	$33
Exercise price	$120
Time to maturity	6 months
Risk-free rate	3.91%
Expected volatility	26.80%
Dividend yield	Nil
Dilution factor	41.06%

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

19A. CONVERTIBLE DEBENTURES (CONTINUED)

(a), (b)	On December 23, 2024, the Company extended the convertible secured debentures issued in August 2023. The debenture holders agreed to extend the maturity for a further 28 months to December 31, 2026 and reduce the interest rate to 10% to December 2026. As consideration to these debenture holders, the Company agreed to increase the principal amount owing of $2,256,419 to include interest accrued to date of $882,034, a one-time extension fee of 15% and a prepayment of interest for 2025 as an increase in the principal amount. In addition, the Company agreed to reduce the price per Unit to $60 and to extend the expiry of the warrants that have been issued or are to be issued upon conversion to August 28, 2028. The new principal amount of $4,184,604 includes an Original Issuance Discount (“OID”) of 25% of $1,046,151 (a). The OID is amortized over two years and it recorded in the consolidated statement of financial position as convertible debenture and in Consolidated Statements of Net Loss and Comprehensive Loss as financial expenses

The debenture value determined using the current value method which deducts the value of the conversion option from the maturity value was $3,397,006.

The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $60 per common share.

In accordance with IFRS 9, the Company assessed whether the December 23, 2024 amendment to the convertible debentures constituted a modification or an extinguishment. The amendments significantly impacted the economic substance of the instrument and result in a fundamentally different risk and return profile for both the Company and the holders. Consistent with IFRS 9, amendments were considered an extinguishment and the original debenture liabilities were therefore derecognized in full as at December 23, 2024, and new financial liabilities were recognized at fair value on that date.

On extinguishment, the original debenture was derecognized at its carrying amount of $2,256,419 and the new debenture was recognized at its fair value of $3,397,006, determined using the current value method. The resulting loss on extinguishment of $1,140,587 has been recognized in financial expenses in the consolidated statement of profit or loss and comprehensive loss for the year ended December 31, 2024.

The fair value of the conversion option on December 23, 2024 was estimated at $41,846 (a), which was derived using a Black-Scholes option pricing model:

Share price	$27
Exercise price	$60
Time to maturity	2 years
Risk-free rate	3.03%
Expected volatility	60.18%
Dividend yield	Nil
Dilution factor	38.43%

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

19A. CONVERTIBLE DEBENTURES (CONTINUED)

(d)	During the year ended December 31, 2024, the debenture holders requested the conversion of the principal value of debentures totalling $225,000 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares based on share value plus fair value of the conversion option was $227,000 (Note 20).

(e)	During the year ended December 31, 2025, the debenture holders requested the conversion of debentures totalling a value of $800,000 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares was $247,975 (Note 20).

(f)	On December 22, 2025, the Company settled debt of $3,384,564 in common shares of the Company (see Note 20), resulting in the recognition of $182,271 as gain on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss. The book value of the debt converted the carrying value recorded for these shares was $2,552,890

19B. CONVERTIBLE DEBENTURES AND DERIVATIVE LIABILITIES

As at December 31, 2025, the unsecured convertible debentures and derivative liability consist of the following:

	Unsecured Convertible debentures	Derivative liability	Total
	$	$	$

Balance at December 31, 2023	—	—	—
Issuance of convertible debenture	3,008,309	—	3,008,309
Fair Value	(1,637,698)	53,482	(1,584,216)
Amortization of OID	138,389	—	138,389
Accretion	121,759	—	121,759
Change in fair value	—	(53,482)	(53,482)
Effect of foreign exchange	76,166	—	76,166
Balance at December 31, 2024	1,706,926	—	1,706,926

Amortization of OID	415,840	—	415,840
Accretion	407,023	—	407,023
Effect of foreign exchange	(97,151)		(97,151)
Closing balance, as at December 31, 2025	2,432,637	—	2,432,637

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

19B. CONVERTIBLE DEBENTURES AND DERIVATIVE LIABILITIES (CONTINUED)

On August 16, 2024, the Company issued unsecured convertible debentures in the principal amount of USD 2,194,772 (CAD 3,008,374) with an original issue discount equal to 25% of the purchase price. The debenture matures on August 16, 2026. Interest is accrued until the maturity date, at a rate of 15% per annum. The debenture value determined using the amortized cost using the effective interest method, with the carrying value accreted over time through interest expense was USD 1,594,729 (CAD 2,185,847). The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $67.50 per common share.

The fair value of derivative liability on August 16, 2024 was estimated at $93,594, which was derived using a Black-Scholes option pricing model:

Share price	$36.00
Exercise price	$67.50
Time to maturity	2 years
Risk-free rate	3.31%
Expected volatility	67.45%
Dividend yield	Nil
Dilution factor	38.86%

The fair value at December 31, 2024 was estimated at $nil, which was derived using a Black-Scholes option pricing model:

Share price	$24.00
Exercise price	$67.50
Time to maturity	1.58 years
Risk-free rate	2.93%
Expected volatility	55.18%
Dividend yield	Nil
Dilution factor	38.04%

The fair value at December 31, 2025 was estimated at $nil, which was derived using a Black-Scholes option pricing model:

Share price	$2.50
Exercise price	$67.50
Time to maturity	0.58 years
Risk-free rate	2.58%
Expected volatility	41.91%
Dividend yield	Nil
Dilution factor	33.28%

The conversion feature embedded in the Company’s convertible debentures was classified as a derivative financial liability and measured at fair value through profit or loss, as the debentures are denominated in a currency other than the Company’s functional currency and are convertible into a variable number of common shares and warrants. As a result, the conversion feature did not meet the “fixed-for-fixed” criterion under IAS 32 and was separated from the host contract, with changes in fair value recognized in profit or loss.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

20.	SHARE CAPITAL

NuRAN's share capital consists only of fully paid shares of each of the following categories, each of an unlimited amount and without nominal value:

●	Common shares, voting and participating

●	Preferred shares

On December 5, 2025, the Company approved a consolidation of its issued and outstanding common shares on the basis of one post-consolidated Common Share for every three hundred (300) pre- consolidated Common Shares.

During the year, the Company settled debt through the issuance of common shares and warrants. The debt was derecognized at its carrying amount, and the equity instruments issued were measured at fair value and allocated between share capital and contributed surplus using the relative fair value method.

	2025		2024
	Number	$	Number	$
Opening Balance	195,647	54,994,088	143,479	51,413,683
Issue of share capital (a)	12,860,587	31,364,312	48,835	1,842,306
Convertible Debenture (b)	—	(142,571)	—	1,588,204
Debenture conversion in share capital (c)	13,333	390,546	3,333	227,000
Issue of Warrants (d)	—	—	—	(77,106)
Closing Balance	13,069,567	86,606,375	195,647	54,994,087

During the year ended December 31, 2025, the Company had the following share transactions:

(a)	From January 2, 2025, to July 22, 2025, the Company issued 155,000 shares as of loan conversion with shares price between $15 and $27.60, resulting in the recognition of $2,509,936 as share capital and $2,246,840 as gain on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss.

On November 26, 2025, the Company issued 45,454 shares as of private placement with share price of $6.00, resulting in the recognition of $300,000 as of share capital.

On December 22, 2025, the Company issued 10,583,919 shares as of debt and accounts payables settlement, resulting in the recognition of $22,613,774 as of share capital, $1,733,405 as gain on debt settlement and $25,837 as loss on write-off of account payables in the Consolidated Statements of Net Loss and Comprehensive Loss. Included in this transaction is the acquisition of Advance Factoring Inc. (Note 6)

On December 22, 2025, the Company issued 1,946,365 shares as of private placement with share price of $2.78, resulting in the recognition of $5,625,000 as of share capital.

On December 29, 2025, the company issued 64,064 shares as of accounts payables settlement, resulting in the recognition of $128,095 as of share capital and $46,262 as gain on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss.

On December 29, 2025, the Company issued 65,784 shares as of private placement with share price of $2.55 and a finder’s fee of $2,609, resulting in the recognition of $187,507 as of share capital.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

20. SHARE CAPITAL (CONTINUED)

(b)	On December 22, 2025, $(142,571) was recognized for the fair value on debentures following the settlement in shares.

(c)	From January 20, 2025, to June 26, 2025, the Company issued 13,333 shares upon the conversion of debenture at a share price of $60 (Note 19A).

During the year ended December 31, 2024, the Company had the following share transactions:

(a)	From January 10, 2024 to December 31, 2024, the Company issued 1,237 shares as of shares for services with shares price between $31.50 and $39, resulting in the recognition of $45,200 as administrative expenses in the Consolidated Statements of Net Loss and Comprehensive Loss.

From January 31, 2024 to November 7, 2024, the Company issued 39,598 shares as of loan conversion with shares price between $30 and $49.80, resulting in the recognition of $1,543,106 as share capital and $1,127,771 as loss on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss.

On January 2, 2024, 6,333 shares were issued as bonus shares resulting in the recognition of $45,000 as a loss on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss.

On December 16, 2024, the Company issued 1,666 shares were issued as interest payment on debenture, resulting in the recognition of $209,000 as administrative expenses in the Consolidated Statements of Net Loss and Comprehensive Loss.

From February 21, 2023 to December 31, 2023, $1,534,722 was recognized for the fair value on debentures

(b)	On August 16, 2024, $822,461 was recognized for the fair value on debentures. On December 23, 2024, $765,742 was recognized for the fair value on debentures.

(c)	On April 2024, the Company issued 3,333 shares upon the conversion of debenture at a share price of $67.50 (Note 20).

(d)	From January 31, 2024 to November 7, 2024, the Company issued 32,198 warrants for loan and debenture exercise. The fair value of the warrants was $77,106.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

21.	WARRANTS

The following is a summary of the activity of warrants:

	2025	2024
	$	$
Opening Balance	761,495	792,537
Issue of Warrants	6,532,539	77,106
Warrants expired	(674,600)	(108,148)
Warrants cancelled	(153,498)	—
Closing Balance	6,465,936	761,495

		2025
	Number of warrants	Weighted average exercise price (post- consolidation)
		$
Opening balance	61,797	114.00
Granted during the year	6,404,177	4.82
Expired during the year	(26,333)	168.61
Cancelled during the year	(80,574)	39.79
Closing balance, as at December 31, 2025	6,359,067	4.43
Closing balance of exercisable warrants, as at December 31, 2025	6,140	78.66

		2024
	Number of warrants	Weighted average exercise price (post- Consolidation)
		$
Opening balance	39,704	360.00
Granted during the year	32,199	75.00
Expired during the year	(10,105)	294.00
Closing balance, as at December 31, 2024	61,798	114.00
Closing balance of exercisable warrants, as at December 31, 2024	61,798	114.00

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

21.	WARRANTS (CONTINUED)

The following is a summary of warrants outstanding and exercisable as at December 31, 2025 and 2024:

		Warrants outstanding		Warrants exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
December 31, 2025
Exercise price (post-
consolidation)
$4.34	6,265,137	4.98	—	—
$4.34	65,063	5.00	—	—
$9.90	22,727	2.91	—	—
$75.00	5,640	0.66	5,640	0.66
$120.00	500	0.66	500	0.66
	6,359,067		6,140

		Warrants outstanding		Warrants exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
December 31, 2024 Exercise price (post- Consolidation)
$75.00	34,964	1.66	34,964	1.66
$75.00	16,667	0.92	16,667	0.92
$120.00	500	1.66	500	1.66
$330.00	9,667	0.63	9,667	0.63
	61,798		61,798

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

21. WARRANTS (CONTINUED)

During the year ended December 31, 2024, the Company issued 32,199 warrants. The value totaling $71,856 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate between 2.93% and 4.35%; expected volatility between 55.93% and 62.68%; expected dividend yield of 0%; expected life between one and two years and exercise price of $75. Expected volatility was based on the historical volatility of other comparable listed companies. The share price upon issuance was between $30 and $51.

During the year ended December 31, 2025, the Company issued 6,404,177 warrants consisting of 3,599,013 warrants issued to the owners of AFI and 2,805,164 warrants issued warrants issued for private placements, debt conversions, factoring recourse notices and debenture conversions. The value totaling $6,532,539 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate between 2.40% and 3.07%; expected volatility between 81.20% and 104.15%; expected dividend yield of 0%; expected life between 0.83 and 5 years and exercise price between $9 and $75. Expected volatility was based on the historical volatility of other comparable listed companies. The share price upon issuance was between $2.55 and $27.

22. CONTRIBUTED SURPLUS

The Company has a stock option plan for its employees, officers, directors and consultants for up to 10% of the issued and outstanding shares at the grant date.

The following is a summary of the activity of stock options and warrants:

	2025	2024
	$	$
Opening balance	6,731,440	6,623,292
Warrants expired	674,600	108,148
Warrants cancelled	153,498	—
Closing balance	7,559,538	6,731,440

During the year, 26,333 warrants expired (3,041,481 expired in 2024) and 80,574 warrants were cancelled (Nil in 2024)

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

22. CONTRIBUTED SURPLUS (CONTINUED)

		2025
	Number of options	Weighted average exercise price (post- consolidation)
		$
Opening balance	9,566	402.91
Granted during the period	—	—
Cancelled during the period	—	—
Closing balance, as at December 31, 2025	9,566	402.91
Closing balance of exercisable options, as at December 31, 2025	9,566	402.91

		2024
	Number of options	Weighted average exercise price (post- consolidation)
		$
Opening balance	11,016	462.00
Forfeited during the period	(1,450)	546.00
Closing balance, as at December 31, 2024	9,566	402.91
Closing balance of exercisable options, as at December 31, 2024	9,566	402.91

The following is a summary of stock options outstanding and exercisable as at December 31, 2025:

		Options outstanding		Options exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
December 31, 2025 Exercise price (post-
consolidation)
$127.5	4,167	0.26	4,167	0.26
$402	835	1.07	835	1.07
$501	334	0.82	334	0.82
$510	832	0.80	832	0.80
$705	3,398	0.11	3,398	0.11
	9,566		9,566

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

22. CONTRIBUTED SURPLUS (CONTINUED)

		Options outstanding		Options exercisable
		Weighted		Weighted
		average		average
		contractual		contractual
	Number	life (years)	Number	life (years)
December 31, 2024 Exercise price (post-consolidation)
$127.5	4,167	1.26	4,167	1.26
$402	835	2.07	833	2.07
$501	334	1.82	333	1.82
$510	833	1.80	833	1.80
$705	3,398	1.11	3,400	1.11
	9,566		9,567

In total, $nil ($nil in 2024) of employee remuneration expense and consultant fees (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to contributed surplus.

23.	FAIR VALUE OF CONVERSION OPTION

	2025	2024
	$	$
Balance as at December 31, 2024	41,846	21,990
Debenture issued (a)	—	41,846
Conversion of debentures	(41,846)	(2,000)
Restructuring of the debentures	—	(19,990)
Balance as at December 31, 2025	—	41,846

(a)	During the year, for the fair value of the conversion options on debentures issued estimation was derived using a Black-Scholes option pricing model (Note 19A and 19B).

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

24.	LOSS PER SHARE

(a)	Basic

Basic income (loss) per share is calculated by dividing income (loss) by weighted average number of common shares in issue for the year

	2025	2024
	$	$
Net loss for the year	(21,436,048)	(8,755,860)
Weighted average number of outstanding common shares	590,522	179,441
Loss per share	(36.30)	(48.00)

(b)	Diluted

Diluted income (loss) per common share is equal to the loss per common share for the year 2025 and the year 2024 as all of the shares options and warrants outstanding are anti-dilutive.

25.	INCOME TAXES

Current income tax expense

The Reconciliation of income taxes computed at the Canadian statutory rates with the income tax expense is as follows:

	31-Dec-25	31-Dec-24

Loss before income taxes	(21,329,482)	(8,610,972)

Income tax recovery calculated on the basis of the statutory rate in
Canada of 26.50%, Mauritius 15%, Cameroon 27.5% , Madagascar
33%, DRC 0%, Ivory Coast 30%	(4,913,957)	(1,096,168)
Increase (decrease) of the following items:
Non-deductible (taxable) items	2,353,391	—
Allowable income	(314,572)	915,669
Minimum tax	88,452	—
Change in unrecognized deferred tax assets	3,520,992	792,322
Other	(627,740)	(467,371)

Income tax expense in the consolidated statement of net loss and comprehensive loss	106,566	144,453

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

25.	INCOME TAXES (CONTINUED)

The major component of tax reconciliation of the expected tax expense based on the domestic tax rate for the Company and the reported tax expense in profit or loss is the increase of the unused tax losses and deductible temporary difference for which no deferred tax assets are recognized.

Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred income tax assets (liabilities) are as follows:

	31-Dec-25	31-Dec-24

Non-capital loss carry-forwards	19,888,898	18,168,410
Share issue costs - Canada	2,686	7,147
Property, plant and equipment and intangible assets	463,581	389,359
Capital loss	306,749	306,749

	20,661,G14	18,871,665

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	31-Dec-25	31-Dec-24

Non-capital loss carry-forwards	80,813,484	74,402,230
Share issue costs - Canada	10,134	26,971
Property, plant and equipment and intangible assets	1,749,364	1,469,278
Capital loss	2,315,084	2,315,084

	84,888,066	78,213,563

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use benefits.

The Company has unused tax losses from its operations totalling $84,888,066 for the federal level and $78,117,009 for the provincial level that may be carried forward and applied against taxable income expiring between 2026 and 2045.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

26.	ADMINISTRATIVE EXPENSES

	For the years ended
	December 31, 2025	December 31, 2024
	$	$
Bad Debt	206,975	88,699
Depreciation	323,145	309,736
Financing fees	1,109,886	1,607,122
Insurance	55,044	37,973
Maintenance	18,179	15,679
Office	247,654	274,233
Payroll and employee costs	1,063,514	1,562,156
Professional and consulting	2,246,794	1,810,902
Registration and licensing	87,847	59,894
Supplies	37,795	15,259
Transportation	108,440	57,405
Travel and meals	178,238	192,418
Utilities	110,694	63,227
Share Based Compensation	—	726,427
Total	5,794,206	6,821,129

27.	FINANCIAL EXPENSES

Financial expenses consist of the following:

	For the years ended
	December 31, 2025	December 31, 2024
	$	$
Foreign exchange loss / (gain)	141,206	(1,130,323)
Bank charges	53,509	43,030
Penalties	440,480	35,820
Accretion expense on convertible debentures	829,876	762,097
Interest expenses for financial liabilities at amortized cost
Current liabilities	1,313,597	757,556
Non-current liabilities	5,893,345	2,128,780
	8,672,013	2,596,960

Exchange differences arising from such monetary items are recognized in Consolidated Statements of Net Loss and Comprehensive Loss in separate subsidiaries financial statements from loans at the parent level.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

28.	EMPLOYEE REMUNERATION

Expenses recognized for employee benefits such as wages, salaries and social security costs total $2,988,594 for the year ended December 31, 2025 (2024 - $3,146,087).

29.	COMMITMENTS

On June 29, 2021, the Company entered into a 10-year agreement with Space-Communication Ltd. ("Spacecom") for the provision of satellite capacity and bandwidth services on geostationary (GEO) satellites, expiring on June 28, 2031. Under the agreement, Spacecom has the commitment to meet the Company’s satellite service requirements—whether for capacity, managed services, or related solutions— provided it can deliver the required services at the agreed price, by the required start date, and using satellites that meet the defined technical specifications. Spacecom must deliver the services directly or through third-party satellite providers subject to the execution of individual Service Orders between the parties. Charges for satellite services are defined under the terms of individual service orders and are based on actual bandwidth utilization, subject to minimum charges from the beginning of the second year following the service start date (as amended from time to time). As of the date of these financial statements, a service order is only in place in the DRC with minimum capacity of 92 Mbps. On December 22, 2025, the Company entered into an agreement with Spacecom to settle all outstanding obligations in the DRC, including an extra charge of USD 669k (CAD 920k) reversing previous credits, through the issuance of NuRAN units as part of the Restructuring Transaction. Current billing under the DRC service order is USD 10,000 (CAD 13,706) per month. As at December 31, 2025, the balance was $nil (2024 – $883,489) included in accounts payable.

30.	RELATED PARTY TRANSACTIONS

The Company's related parties include companies under common control as well as key management personnel.

Transactions with key management personnel

The Company's key management consists of the directors and executives. The key management personnel remuneration totals $1,612,440 (2024 - $1,694,187) and benefits total $145,337 (2024 - $121,635 for the year ended December 31, 2025. The accounts payable and accrued liabilities related to key management personnel totals $362,120 as at December 31, 2025 (2024 - $412,797). All amounts represent short-term employee benefits.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

31.	FINANCIAL INSTRUMENTS RISK

Fair value measurement

The financial instruments recognized on the consolidated statement of financial position are comprised of cash, trade receivables, trade and other payables, lease liabilities, loan payable, convertible debentures and convertible debentures with derivative liabilities.

The carrying values of cash, trade receivables, trade and other payables approximate their fair values due to the short-term nature of these instruments.

The fair value of financial instruments disclosed in the consolidated statements of financial position are grouped into three levels of a fair value hierarchy. The three levels are defined based on the observability of significant inputs to the measurement, as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Unobservable inputs for the asset or liability

●	As at December 31, 2025 and 2024, the Company measures the derivative liabilities at Level 3 fair value as there are unobservable inputs for these items.

There were no transfers between the levels in the current year.

Risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main types of risks are market risk, credit risk and liquidity risk.

The Company's risk management is coordinated by its executives and focuses on identifying risks and that the capital base is adequate in relation to those risks.

The Company does not hold financial instruments for trading or speculative purposes and does not enter into option contracts.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

31.	FINANCIAL INSTRUMENT RISK (CONTINUED)

The carrying amounts of the Company's financial assets and liabilities by category are as follows:

	December 31, 2025	December 31, 2024
	$	$
Financial assets classified at amortized costs
Cash	4,665,392	1,171,558
Trade accounts receivable	1,680,423	1,979,309
	6,345,815	3,150,868

	December 31, 2025	December 31, 2024
	$	$
Financial liabilities carried at amortized cost
Trade accounts payable	8,911,202	10,557,772
Convertible debentures	2,645,502	5,069,589
Convertible debentures	2,432,637	1,706,926
Loan payable	7,297,100	14,404,484
Lease liabilities	415,786	256,637
	21,702,227	31,995,408

The most significant financial risks to which the Company is exposed are described below.

Market risk analysis

The Company is exposed to market risk through its use of financial instruments and specifically foreign currency risk which result from its operating and financing activities.

▪	Foreign currency risk and foreign currency sensitivity:

The exposure to currency exchange rate fluctuations arises from the Company's sales and expenses outside Canada, which are primarily denominated in US dollars.

To mitigate the Company's exposure to foreign currency risk, non-Canadian cash flows are monitored, but no forward exchange contracts or other derivative financial instruments are entered in.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

31. FINANCIAL INSTRUMENT RISK (CONTINUED)

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below. The Company is exposed to USD, XAF, XOF and MGA and they are translated in Canadian dollars at the closing rate:

December 31, 2025
	Profit or loss
Effects in Canadian dollars	Strengthening	Weakening
	$	$
USD (5% movement)	(414,049)	414,049
XAF (5% movement)	35,082	(35,082)
MGA (5% movement)	(128)	128
XOF (5% movement)	(5,322)	5,322

December 31, 2024
	Profit or loss
Effects in Canadian dollars	Strengthening	Weakening
	$	$
USD (5% movement)	(265,878)	265,878
XAF (5% movement)	70,581	(70,581)
MGA (5% movement)	34	(34)
XOF (5% movement)	1,012	(1,012)

A change in exchange rates of 5% is considered to be reasonably possible based on the observation of current market conditions and the market risk volatility in exchange rates in the previous 12 months. All other things being equal, such a change in exchange rates would have increased or decreased the net loss and deficit by $384,418 for the year ended December 31, 2025 (2024 - $194,251) based on the Company's foreign currency financial instruments held at each reporting date.

Credit risk analysis

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk mainly due to trade accounts receivable from its customers. The Company's maximum exposure to credit risk is limited to the carrying amount of financial assets recognized as at its reporting date.

The Company continuously monitors defaults of customers and incorporates this information into its credit risk controls.

To assess the expected credit losses, trade accounts receivable have been assessed on an individual basis since they originate from specific contracts. There are few contracts, therefore, this gives a more precise assessment than using a calculation matrix and grouping all trade accounts receivable according to certain criteria. Refer to Note 7.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

31. FINANCIAL INSTRUMENT RISK (CONTINUED)

The Company takes into account economic perspectives of regions served by its clients as well as economic decisions affecting the telecommunication industry in Canada and worldwide. Therefore the Company adjusted the hypothesis of assessment according to expected changes in these factors.

Trade accounts receivable are written off when there is no reasonable expectation of recovery. Failure to make payments within 120 days from the invoice date and failure to engage with the Company on alternative payment arrangement for instance are considered indicators of no reasonable expectation of recovery.

Credit risk analysis

The Company's management considers that all of its financial assets that are not impaired or past due are of good credit quality. The amounts analyzed by the length of time past due are the following:

	December 31, 2025	December 31, 2024
	$	$
No more than three months	1,133,390	447,812
More than three months but no more than six months	980	888,589
More than six months but no more than one year	20,344	88,862
More than one year	829,386	644,665
	1,964,100	2,069,928

The Company held cash and cash equivalents of CAD 4,802,452 at year end (2024 - CAD 1,171,550). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AA- to AA+, based on rating agency ratings.

The Company is exposed to a credit risk concentration because 92% of its trade accounts receivable are due from three customers (2024 - 95% from three customers).

Interest rate risk analysis

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market interest rates. A sensitivity analysis has determined that one percent change in interest rate have increased or decreased the net loss and deficit by $476,528 (2024 - $246,818) based on the Company's financial instruments held at each reporting date. The Company is exposed to interest rate price risk as all convertible debentures bear interest at a fixed rate for most of the debt instruments.

Liquidity risk analysis

Liquidity risk is the risk that the Company might be unable to meet its obligations. The Company manages its liquidity needs by monitoring forecasts of cash inflows and outflows due in day-to-day business. Net cash requirements on day-to-day, week-to-week and 30-day projections are compared to available borrowing facilities in order to determine headroom or any shortfalls. The Company’s current year trade and other payables are in arrears.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

31.	FINANCIAL INSTRUMENT RISK (CONTINUED)

The Company considers expected cash flows from financial assets in assessing and managing liquidity risk, in particular its cash resources and trade accounts receivable. The Company's existing cash resources and its trade accounts receivable are insufficient to cover the current cash outflow requirement and, therefore, the Company is actively exploring possible sources of financing on the market. Cash flows from trade and other receivables are all contractually due within six months.

The Company's financial liabilities have contractual maturities (including interest payments, where applicable) which are summarized below:

	December 31, 2025
			Non-current
	Within	2 to 5
	1 year	years	Total
	$	$	$
Trade and other payables	8,911,202	—	8,911,202
Lease liabilities	92,580	323,206	415,786
Loan payable	7,227,672	69,429	7,297,100
Convertible debenture	2,645,502	—	2,645,502
Convertible debenture and derivative liabilities	2,432,637	—	2,432,637
	21,309,595	392,635	21,702,230

These amounts reflect the contractual undiscounted cash flows,and therefore may differ from the carrying amounts of the liabilities at the reporting date.

32.	CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern (Note 1) and to support the development of its operations while maintaining an efficient capital structure.

The Company defines capital as shareholders’ equity, consisting of share capital, reserves and accumulated deficit. The Company manages its capital structure based on its cash position, working capital and forecasted liquidity needs, and may adjust it through the issuance of equity or debt instruments, or by managing expenditures. The Company monitors capital and management assesses the Company’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage.

The Company is not subject to any externally imposed capital requirements.

There have been no changes in the Company’s approach to capital management during the period.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

33.	REVENUE FROM CONTRACTS WITH CUSTOMERS AND SEGMENT INFORMATION

Disaggregation of Revenue

The Company has examined its activities and has determined that, based on information reviewed on a regular basis by the main decision-makers, it has two reportable segments (NaaS and Direct sales). The Company has disaggregated revenue into various categories in the following table which is intended to:

●	Depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic date; and

●	Enable users to understand the relationship with revenue segment information provided below.

The following information provides the required entity-wide disclosures:

Year Ended December 31, 2025

	Segment total
Segment	Direct	NaaS	Corporate	Total
	$	$		$
Sale of goods	379,490	928,340	—	1,307,830
Rendering of Services	181,501	2,470,683	—	2,652,184
Interest	60	208,080	—	208,140
	561,051	3,607,103	—	4,168,154
			—
Cost of sales	193,458	2,661,821	—	2,855,279
Segment profit	367,593	945,282	—	1,312,875

Selling expenses	(138,354)	(138,354)	(415,063)	(691,772)
Administrative expenses	(1,519,310)	(1,697,973)	(2,576,923)	(5,794,206)
Financial expenses	—	(966,737)	(7,705,276)	(8,672,013)
Research and development costs	—	—	(1,065,449)	(1,065,449)
Gain / (loss) on debt settlement	—	—	(6,874,318)	(6,874,318)
Impairment of inventory	—	(1,339)	—	(1,339)
Impairment of receivable	(44,169)	—	—	(44,169)
Write-off of assets	(44,245)	—	—	(44,245)
Write-off of account receivables	—	(47,056)	—	(47,056)
Write-off of inventory	—	(495,907)	—	(495,907)
Write-off of account payables	553,013	14,066	—	567,079
Write-off of deferred revenue	820,695	—	—	820,695
Loss on modification of contract	—	(299,659)	—	(299,659)
	(4,777)	(2,687,677)	(18,637,029)	(21,329,482)

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

33. REVENUE FROM CONTRACTS WITH CUSTOMERS AND SEGMENT INFORMATION (CONTINUED)

Year Ended December 31, 2025
Segment	Direct	NaaS	Adjustments and eliminations	Total
Total assets	65,170,100	46,691,960	(86,431,696)	25,430,364
Total liabilities	38,381,604	53,072,068	(67,051,889)	24,401,783

Year Ended December 31, 2024

	Segmental total
Segment	Direct	NaaS	Corporate	Total
	$	$		$
Sale of goods	828,190	504,019	—	1,332,209
Rendering of Services	96,273	2,714,839	—	2,811,112
Interest	—	212,443	—	212,443
Handling	8,563	—	—	8,563
	933,026	3,431,300	—	4,364,327

Cost of sales	634,444	1,398,268	—	2,032,713
Segment profit	298,582	2,033,032	—	2,331,614

Selling expenses	(159,732)	(159,732)	(479,196)	(798,660)
Administrative expenses	(1,415,417)	(2,046,339)	(3,359,373)	(6,821,129)
Financial expenses	—	(1,289,572)	(1,307,388)	(2,596,960)
Research and development costs	—	—	(675,678)	(675,678)
Gain / (loss) on debt settlement	—	—	146,946	146,946
Impairment of inventory	—	(4,930)	—	(4,930)
Impairment of assets	—	(72,357)	—	(72,357)
Write-off of Assets	(22,274)	—	—	(22,274)
Write-off of inventory	(173,193)	—	—	(173,193)
Waive of lease	—	75,648	—	75,648
	(1,472,034)	(1,464,250)	(5,674,689)	(8,610,972)

Year Ended December 31, 2024

Segment	Direct	NaaS	Adjustments and eliminations	Total
Total assets	60,260,095	37,640,555	(74,022,228)	23,878,422
Total liabilities	52,794,420	47,427,470	(64,926,413)	35,295,477

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

33. REVENUE FROM CONTRACTS WITH CUSTOMERS AND SEGMENT INFORMATION (CONTINUED)

Geographical Information is as follows:

Revenue from external customers based on region	2025	2024
	$	$
Africa	3,705,529	3,489,618
Canada	204,307	197,683
Europe	—	28,323
Asia	46,230	40,064
Marshall Islands	212,088	608,640
	4,168,154	4,364,327

The Company is exposed to a credit risk concentration because 90% of its revenues are from three customers for the year ended December 31, 2025 (95% from three customers in 2024). Revenue from three customers amounted to $204,247 in direct sales from Star Solutions International Inc., $281,131 in NaaS from Orange RDC and $3,262,677 in NaaS from Orange Cameroon for a total of $3,748,055 in 2025 and $575,697 in direct sales from MINTA, $285,488 in NaaS from Orange RDC and $3,266,180 in NaaS from Orange Cameroon for a total of $4,127,366 in 2024.

All of the Company's non-current assets are located in Canada ($7,667,301 in 2025, $7,692,678 in 2024) and Africa ($3,253,732 in 2025, $60,690 in 2024). Non-current assets in Canada relate to Direct segments and all in Africa relate to the NaaS segment.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

34. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Lease liabilities	Convertible debentures	Convertible debentures and derivative liability	Loans payable, promissory notes, factoring	Total
	$	$	$	$	$
January 1, 2025	256,637	5,069,589	1,706,926	14,404,484	21,437,636
Cash flows
Addition	366,721	—	—	5,656,609	6,023,330
Repayment proceeds	(257,623)	—	—	(3,303,991)	(3,561,614)

Non-cash
Interest	50,051	—	—	713,084	763,135
Modification	—	—	—	742,237	742,237
Loan settlement	—	(3,384,564)	—	(2,712,735)	(6,097,299)
Amortization of OID	—	1,002,561	415,840	—	1,418,401
Accretion	—	422,853	407,023	—	829,876
Fair value adjustments	—	335,063	—	—	335,063
Conversion	—	(800,000)	—	(7,992,385)	(8,792,385)
Foreign exchange	—	—	(97,151)	(210,203)	(307,354)
December 31, 2025	415,786	2,645,502	2,432,638	7,297,100	12,791,026

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

34. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (CONTINUED)

		Lease liabilities	Convertible debentures	Convertible debentures and derivative liability	Loans payable, Promissory notes, factoring	Total
		$	$	$	$	$
January 1, 2024		527,588	4,145,918	—	9,393,761	14,067,267
Cash flows
	Repayment	(229,529)	—		(809,421)	(1,038,950)
	Proceeds		—	3,008,309	5,714,501	8,722,810

Non-cash	Interest	34,225			86,971	121,196
	Modification		1,935,681	—	2,508,766	4,444,447
	OID	—	(1,046,151)	(815,236)	—	(1,861,387)
	Loan settlement	—	—	—	(1,644,088)	(1,644,088)
	Amortization of OID	—	406,401	138,389	—	544,791
	Accretion	—	640,338	121,759	—	762,097
	Fair value adjustments	—	(787,598)	(822,462)	—	(1,610,060)
	Conversion	—	(225,000)	—	(1,493,459)	(1,718,459)
	Waive off	(75,647)	—	—		(75,647)
	Forex exchange	—	—	76166	647,453	723,619
December 31, 2024		256,637	5,069,589	1,706,926	14,404,484	21,437,636

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

(Expressed in Canadian dollars, unless otherwise stated)

35. SUBSEQUENT EVENTS

On January 30, 2026, the Company issued shares to members of its Board of Directors for services provided in 2022 and 2023. A total of 5,634 post-consolidation shares at a deemed price of $2.89, with a fair market value of $16,282, were issued to five (5) members of the Board that provided services during that period. In addition, the Company issued 9,515 post-consolidation shares at a deemed price of $2.89, with a fair market value of $27,498, and 4,757 warrants with an exercise price of $4.335 and an expiry date of January 30, 2031 to the Chair of the Company’s audit committee for services up to and including December 2025.

On March 13, 2026, the Company’s subsidiary, NuRAN Wireless (Africa) Holding, drew down the remaining USD 450,000 (CAD 616,770) from FEI Ongrid, a fund managed by Cygnum Capital. This was the last amount due under the USD 5 million (CAD 6.83 million) facility signed on April 24, 2024.

On April 17, 2026 the former shareholders of the Factor entered into an undertaking pursuant to which they agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, transfer, or otherwise dispose of any securities of the Company held by them and issued pursuant to the share purchase agreement dated December 22, 2025. The undertaking remains in effect until the earlier of (i) two business days following the removal of the Company from the British Columbia Securities Commission (the “BCSC”)’s Issuers in Default List, and (ii) the date on which the BCSC provides its written consent to revise, replace, or revoke the Undertaking.

On May 14, 2026, the Company’s subsidiary, NuRAN Wireless (Africa) Holding signed an amendment to the facility agreement signed with FEI Ongrid, a fund managed by Cygnum Capital, extending the maturity date of the agreement to April 26, 2027 and amending the terms of the agreement such that interest would not be fully capitalised but partially paid in cash in accordance with an agreed schedule to maturity. The amendment was entered into to support the Company in raising long term debt and equity financing.

SCHEDULE “C”

Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025

51

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended

December 31, 2025 and 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS

GENERAL

The following Management Discussion and Analysis of financial condition and results of operations (“MD&A”) of NuRAN Wireless Inc. (“we”, “us”, “our”, the “Company” or “NuRAN”) for the year ended December 31, 2025 has been prepared by management and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025 and 2024 and the related notes thereto. The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). References to notes are with reference to the consolidated financial statements. Unless otherwise noted, all currency amounts are in Canadian dollars. These documents, as well as additional information on the Company, are filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and are available online at www.sedar.com.

Unless otherwise stated, this MD&A is prepared as of May 31, 2026.

DISCLAIMER FOR FOWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer (as defined herein) or NuRAN (as defined herein) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include expectations regarding NuRAN’s ability to raise capital, the intention to expand the business and operations of NuRAN and use of working capital and proceeds of capital raises. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such forward-looking statements are subject to a number of risks as outlined below under "Risks and Uncertainties" and include risks such as the uncertainties regarding the continuing impact of COVID-19, and measures to prevent its spread, risks relating to NuRAN's business and the economy generally; NuRAN's ability to continue to develop its new NaaS model; the capacity of the Company to deliver its technical solution and to import inventory to Africa at a reasonable cost; NuRAN's ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers; the potential loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN's ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company's industry; NuRAN's ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for its operations; access to the credit and capital markets; changes in applicable telecommunications laws or regulations or changes in license and regulatory fees; downturns in customers’ business cycles; insurance prices and insurance coverage availability; the Company's ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company's ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company's expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company's non-Canadian based operations. These forward-looking statements should not be relied upon as representing NuRAN’s views as of any date subsequent to the date of this MD&A.

1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Although NuRAN has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements. The factors identified above are not intended to represent a complete list of the factors that could affect NuRAN. Such statements made by the Company are based on current expectations, factors and assumptions and reflect our expectations as at September 30, 2025. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in this MD&A, please see “Risks and Uncertainties” below.

CORPORATE STRUCTURE

NuRAN was incorporated under the Business Corporations Act (British Columbia) on September 23rd, 2014. The Company was initially a wholly owned subsidiary of Bravura Ventures Corp. (“Bravura”). On October 14th, 2014, the Company entered into an arrangement agreement with Bravura and 1014379 B.C. Ltd., pursuant to which the shareholders of Bravura exchanged certain common shares of Bravura for common shares of NuRAN by way of a plan of arrangement (the “Arrangement”) and NuRAN became a reporting issuer in the provinces of British Columbia and Alberta.

Following completion of the Arrangement, NuRAN entered into an amalgamation agreement dated March 11, 2015 with Nutaq Innovation Inc. (“Nutaq”) and 9215174 Canada Inc. (“Newco”), a wholly owned subsidiary of NuRAN formed for the purpose of the amalgamation, pursuant to which Nutaq amalgamated with Newco and NuRAN acquired all of the issued and outstanding shares of the amalgamated company in consideration of 32,999,994 common shares of NuRAN based on a ratio of 2.749 NuRAN common shares for each share of Nutaq issued and outstanding on the closing date. Nutaq and Newco completed the amalgamation on June 2nd, 2015, and the amalgamated company was named "Nutaq Innovation Inc.". Following the closing of the transaction, NuRAN had 40,471,869 common shares issued and outstanding and former shareholders of Nutaq acquired 81.5% of the issued and outstanding common shares of NuRAN. Following the closing of the Amalgamation, Nutaq Innovation Inc. was a wholly owned subsidiary of NuRAN and NuRAN operated the business of Nutaq.

Nutaq was incorporated under the laws of Canada on May 30, 2005, under the name "Lyrtech RD Inc.". Nutaq changed its name to "Nutaq Innovation Inc." on August 31, 2012; its registered and head office is located at 2150 Cyrille-Duquet Street, Suite 100, Quebec, Quebec G1N 2G3. On August 28, 2020, the Board of Directors of Nutaq voted to cease operations and on that date all its board members, except Mr. Francis Letourneau, resigned their respective positions. On August 31, 2020, Nutaq announced the decision and filed an insolvency proceeding and on September 1, 2020, the Company approved the appointment of Lemieux Nolet as trustee for Nutaq’s bankruptcy proceedings. At the same time the trading of the Company’s stock was halted.

On September 22, 2020, the trustee and Nutaq's first ranking secured creditors reached an agreement pursuant to which all the assets of Nutaq, including all inventory, equipment and R&D equipment, trademarks, patents, accounts receivables, bank account and SR&ED credits would be sold. On October 27, 2020, the parent company re-acquired Nutaq Assets for $100,000.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the insolvency proceedings, the Company eliminated/extinguished the obligation to repay certain creditors and recorded a $1.5M gain on the extinguishment of liabilities. Also, the Company assumed all obligations of Nutaq. Subsequently the management of NuRAN made the decision to unwind the bankruptcy of Nutaq in order to recover the significant losses accumulated, now estimated at over $24M, which can be used to offset future profits of the Company. The process began in 2021 and the final step was completed when NuRAN's proposal to creditors was accepted by the bankruptcy court on March 17, 2022. A final payment of settlement was made and on March 25, 2022, Nutaq received a Certificate of Full Performance of Proposal issued by the Licensed Insolvency Trustee signifying that Nutaq is released from the debt included in the proposal.

In 2021, NuRAN incorporated two wholly owned subsidiaries, NuRAN Wireless Cameroon Ltd. and NuRAN Wireless DRC SARLU, to own and manage the networks that the Company is developing in those countries. In April 2022 the Company incorporated NuRAN Wireless (Africa) Holding based in Mauritius, a regional holding company that will hold all of its African investments. During 2022 the shares in both subsidiaries were transferred to the holding company and in future this entity will be used to raise debt and equity to fund further growth. During 2023 NuRAN incorporated two other wholly owned subsidiaries of NuRAN Wireless (Africa) Holding; NuRAN Wireless Cote d’Ivoire SARLU and NuRAN Wireless Madagascar SARLU to own and manage networks in those countries. In September 2024, NuRAN Wireless DRC changed its status to SA, Societe Anonyme, and increased its capital to comply with local licensing requirements and in November 2024 NuRAN incorporated NuRAN Wireless Benin SARLU to own and manage a network in that country. The results therefore include the consolidated results of these African subsidiaries. In December, NuRAN restored seven sites in Ghana but has not yet incorporated an entity in this country.

DESCRIPTION OF BUSINESS

NuRAN is a leading supplier of mobile and broadband wireless infrastructure solutions. Its innovative radio access network (RAN), core network, and backhaul products dramatically reduce the total cost of ownership, giving mobile network operators (MNOs) the ability to profitably serve remote, low income and low population density locations, an unfeasible proposition with existing systems.

NuRAN’s current business focus is to grow the market penetration of its Network as a Service (NaaS) offering, a communications solution whose backbone is its Wireless Infrastructure Systems (WIS).

NuRAN’s WIS are mobile wireless infrastructure equipment (e.g. base station radios) that use proprietary breakthrough small cell solutions to offer better coverage, the lowest installed cost, the most efficient power consumption combined with leading technology for satellite bandwidth reduction usage currently available in the global marketplace. This technology was subject to rigorous testing by leading MNOs proving its carrier-grade status and leading to broad acceptance for NaaS solutions in the years since.

Our design provides two key competitive advantages:

●	Low total cost of ownership, a key feature for developing countries and rural/low population density areas, and
●	Small footprint, easy to deploy private networks, customizable for large scale deployments such as rural mobile networks and specific markets such as defense, utilities, industrial and machine-to-machine (“M2M").

NuRAN’s NaaS model leverages the capabilities of its WIS as well as its extensive expertise in building cost-effective cellular infrastructure. The model provides not only network equipment, but NuRAN also finances, builds, manages and maintains the cellular sites in a very effective manner. Revenue to NuRAN comes in the form of either a revenue share with guaranteed minimum or threshold or fixed monthly payments depending usually on the type of site being deployed. As demonstrated by the number of contracts signed, the NaaS model has received significant interest from MNOs as a carrier-grade mobile network infrastructure solution that allows MNOs to continue focusing their capital expenditure on building capacity in denser urban and semi-urban areas while developing new technologies such as 4G and 5G. Another reason for this growing interest in the NaaS model is that it allows MNOs to reach previously uneconomic markets, thus meeting government license obligations to cover the vast majority of the population which is only possible by serving remote communities. The investment in the NaaS model is customer friendly but it also provides NuRAN with long-term recurring revenues over contract periods which range from 5 to 10 years in length, and in many cases are of indefinite length because they incorporate continued asset ownership by NuRAN.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN’s wireless infrastructure solutions are also capable of supporting mobile payment transactions, a tremendous social and economic benefit for those in the developing world where 95% of all transactions are cash and 60% of adults don’t currently have a bank account, as well a significant potential market for MNOs. This is one of the key applications that MNOs are interested in rolling out when they deploy NaaS in rural areas where bank accounts are less prevalent.

By deploying communication infrastructure in uncovered areas, NuRAN also makes a very significant contribution to the socio-economic conditions of the areas it serves and meets a significant number of the seventeen sustainable development goals set by the United Nations. This includes improving the local economies and enabling access to e-learning, e-health and other social services not currently available to the local population.

GENERAL OBJECTIVES

NuRAN’s mission is to create a new possibility for over a billion people to communicate effectively over long distances. Our commitment combined with our ethical and ambitious values drive the company in its mission to connect the world.

Now more than ever, especially on the back of the COVID-19 pandemic and the need for remote connectivity, people need to be connected to the vast network that provides a window to the outside world and a connection with those around them. At NuRAN Wireless, we offer people a universal possibility: connect to a global network and communicate over long distances efficiently and affordably in addition to contributing to the local economy. Our innovative, compact, and specialised solutions for rural regions allow users to stay connected with the world and keep in touch with family, friends, colleagues, and acquaintances.

NuRAN’s specialized telecommunications solutions satisfy the growing demand for wireless network coverage in remote and rural areas across the world. The fact that NuRAN’s solutions make it economically viable for MNOs to service small and isolated communities that have been previously ignored means NuRAN’s solutions have become a truly disruptive technology. With its affordable solutions supporting 2G, 3G, 4G technologies and its innovative NaaS business model, NuRAN has the capability to build, optimize and manage rural connectivity expansion at an unprecedented rate.

OVERALL PERFORMANCE AND OUTLOOK

Performance

During the year ended December 31, 2025, the Company maintained its focus to implement its NaaS strategy, aiming to be the preferred supplier to Mobile Network Operators (MNOs) globally by connecting remote and rural regions that have previously lacked access to the economic and social benefits of connectivity. The majority of sites currently in operation—particularly in Cameroon—have demonstrated rapid adoption and average traffic levels that meet the Company’s per-site business objectives. The Company now serves two Mobile Network Operators in Cameroon, with a focus on expanding coverage, leveraging the nation’s economic growth, and diversifying risk management strategies. As of the date of this MD&A, the Company has completed delivery of the initial 122-site phase with Orange and made significant progress on site deployment for MTN. While MTN sites are gradually ramping up, Orange site traffic continues to perform as projected. NuRAN has commenced operations in Ghana with Telecel and in Ivory Coast with MTN, representing a significant step forward in diversifying risk. Additionally, the Company has introduced 3G and 4G technologies to address market needs in Cameroon, Ghana, and Ivory Coast.

4

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the second quarter, management was informed by Orange of a billing error in the Orange Network Billing System from early 2023 to January 2025 that resulted in some traffic being incorrectly billed as international due to area code misallocation.

Prefixes not classified as local calls were treated as international calls or SMS, causing revenue calculations to be over-stated since international tariffs exceed local ones by a significant margin. The problem stems from the addition of new area codes to support increased mobile penetration; these numbers were not configured as local calls and were thus categorized as international calls by default. This issue resulted in roughly 15% of traffic being charged at international tariffs instead of local ON-NET or OFF-NET tariffs, with the international tariff twelve times higher than local rates.

While Nuran’s Q1 revenue has been adjusted from what was originally reported, the Q2 onwards revenue reflects the updated billing information supplied by Orange. Reported revenue per site declined compared to reported January due to the above-mentioned error by Orange, but is consistent with the Company's prior financial projections.

As of the date of this MD&A, NuRAN has, as a gesture of goodwill, agreed to the issuance of a credit of FCFA 99 million (approx. CA$ 240k). This credit will be allocated across six monthly installments, which will be applied to billing from June 2026. Our revenues continue to increase, particularly in Cameroon. The table below shows the monthly revenues in total and average per site.

Q1 2025 Revenue, as reported in Q1:

	January	February	March
Invoice (FCFA)	221 037 000	229 612 100	274 981 900
Revenue per site (FCFA)	2 351 457	2 442 682	2 925 339
Revenue per site (CA$)	5 173	5 374	6 436
Total Monthly (CA$)	486 281	505 147	604 960

5

MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 Revenue including Q1 correction:

	January	February (corrected)	March (Corrected)	April	May	June
Invoice (FCFA)	221 037 000	76 285 600	88 328 500	85 579 100	85 301 300	81 489 000
Revenue per site (FCFA)	2 351 457	811 549	849 313	785 129	782 581	747 606
Revenue per site (CA$)	5 173	1 785	1 868	1 727	1 722	1 645
Total Monthly (CA$)	486 281	167 828	194 323	188 274	187 663	179 276

	July	August	September	October	November	December
Invoice (FCFA)	83 762 925	92 924 313	91 345 677	90 432 848	94 677 305	101 857 457
Revenue per site (FCFA)	761 481	767 970	754 923	741 253	776 043	834 897
Revenue per site (CA$)	1 828	1 843	1 812	1 779	1 863	2 004
Total Monthly (CA$)	201 031	223 018	219 230	217 039	227 226	244 458

Note: The exchange from FCFA to CAD used is 0.0024.

Although the outlined issue has influenced short-term results, the table above demonstrates a stable growth in revenue per active sites in Cameroon. In the Democratic Republic of the Congo (DRC), thus far a weaker market than Cameroon, billing sites are experiencing above average traffic growth as a result of marketing and relocation initiatives. We also expect our new operations in Ivory Coast, Benin and Ghana to perform well as these are countries with stronger economies and a higher level of mobile penetration.

Supported by the additional drawdowns of the Cygnum loan facility and CA$ 5.8M private placement closed in December 2025, the Company continued to deliver sites, focusing on MTN in Cameroon as well as relocating sites in the DRC. In addition, the operations team has worked on increasing the capacity of a number of sites to support growing demand.

Management’s strategic decision to shift NuRAN’s focus toward the NaaS market was made with a full understanding of the substantial initial investments required in marketing, branding, sales, field testing, and preparations for increased production capacity, as well as the necessary working capital and capital expenditures to fund the deployment and installation of remote networks. While the pace of investment recovery has been slower than anticipated, recurring, sustainable, and more predictable revenues are now materializing.

NuRAN’s continued commitment to research and development, engineering, and manufacturing has been recognized by leading industry organizations and stakeholders, with its Wireless Infrastructure Solutions. In recent years, the Company has clearly demonstrated that technology ownership is central to its success. Enhancements to its solutions have resulted in notable gains in network capacity, contributing significantly to increased revenues.

To further support the expansion of the NaaS model, management has remained focused on raising additional capital to underpin deployment plans and on continuous improvement of operating sites.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS

As of the year ended December 31st, 2025, the Company has secured nine NaaS contracts with MTN and Orange across eight countries, encompassing a total of 5,092 sites and signed a contract for the deployment of rural sites in West Africa under a turnkey delivery model where payments are made based on milestones of delivery and not a NaaS revenue share. NuRAN is currently operating in four countries and has finalized the incorporation of its operating subsidiary in an additional country. The deployment of the existing backlog and anticipated pipeline will necessitate ongoing capital-raising initiatives to support operations in all markets. Further details on these efforts are provided later in this document. Enabled by supplemental funding from the Cygnum Capital loan facility, cash contributions from the Cameroon operation, the Societe Generale credit facility, receipt of outstanding payments from Orange Cameroon and the CA$ 5.8M private placement, the Company successfully expanded site rollouts, initiated activities in new countries, and enhanced the network to facilitate the introduction of 3G services.

As of the date of filing the financial statements for the year ended 2025, NuRAN's NaaS business is now generating revenue with 4 Mobile Network Operators in 3 different countries. Each site is contracted for periods ranging from 5 to 10 years, depending on specific agreements, indicating that NuRAN is still in the early stages of realising its full market potential. The Company is growing its recurring revenue through ongoing site deployments. While issues in Namibia, South Sudan, and Sudan totalling 900 sites, remain unresolved, the Company will concentrate on expanding in other contracted markets.

The Company continues to achieve recurring revenue growth per site and has seen a reduction in the Cost of Goods Sold (COGS) on a per site basis as fixed costs are spread over a larger number of sites, aiming for sustained positive return on site investments for the organization overall. COGS includes expenditures such as site leases, repair and maintenance, insurance, and satellite managed services. The reliability and efficiency of NuRAN’s technical solutions have contributed to decreased costs related to preventive and corrective maintenance, as well as optimized satellite bandwidth usage, all contributing to improved gross margins and cash contribution from active NaaS sites.

Operational and Business Highlights:

During the year 2025, NuRAN continued to work on drawing down against the Cygnum Capital loan facility, drawing an additional US$ 1 million and the end of September and the final US$ 450,000 in March 2026. Management is progressing on other financing options with a current focus on financing alternatives that it believes are efficient, reliable, and well aligned with its project objectives. As an example, the Company announced that NuRAN Wireless Africa Holding, a wholly owned subsidiary of NuRAN, has signed a non-binding Term Sheet and a Mandate Letter with a Global Asset Management Company (“The Lender“ and “The Lead Arranger“) for a long-term senior secured credit facility (the "Loan Facility") of which US$ 15,000,000 is to be provided by The Lender. The Loan Facility will include a mechanism for the Lead Arranger to increase the size of the Loan Facility to up to US$ 70,000,000 through syndication with other lenders. This financing will facilitate the purchase of components and installation of network infrastructure sites across several African countries.

The long-term Loan Facility includes terms that are different from those previously offered by other lenders and marks a step forward in NuRAN’s plans to expand telecommunications infrastructure in Africa. The facility is expected to support NuRAN’s network infrastructure rollouts in Cameroon, DRC, Ivory Coast, Benin, and Madagascar. As of the date of this MD&A, the potential lender has completed its due diligence and, pending receipt of an equity or quasi-equity term sheet, has indicated readiness to submit the application to its investment committee for approval. For the equity raise, management continues to address the requirements set by potential investment partners. Management is progressing discussions with several potential investors as well as investigating the possibility of a fund-raise on Canadian public markets. Valuation discussions and negotiations have begun, representing a step forward in finalizing an investment.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to other criteria important to the prospective investors, concerns were raised over the level and terms of short-term borrowing at the NuRAN Canada level. Management has addressed these concerns by pursuing a restructuring transaction (Restructuring) approved at its Annual General and Special Meeting (AGSM) held in October. Under the approved proposal, the Company converted or extinguished more than the expected $25,000,000 of liabilities (inclusive of accrued interest) into equity. The conversion of the short-term loan facility provided by Advance Factoring Inc. was done through the acquisition of this lender. NuRAN also raised more than the expected $5,000,000 of equity. In addition, the Company attracted additional debt holders, service providers, and potential investors to participate in the Restructuring. The Restructuring, accompanied by a 300:1 consolidation of the Company’s issued and outstanding common shares, was intended to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ, New York Stock Exchange (“NYSE”), or such other U.S. national securities exchange. Such listing would provide access to larger capital markets, enhance visibility and credibility, improve liquidity for shareholders and ultimately support future financings. The Restructuring also has the direct benefit of reducing interest-bearing debt freeing approximately $3.3 million per year in cash flow from reduced interest expense, strengthening the Company’s capital structure, and improving the Company’s ability to meet ongoing obligations and continue as a going concern.

On December 22, 2025, the Company completed the acquisition of Advance Factoring Inc. (the “Factor”), whose principal assets consisted of factored receivables representing claims against the Company. In connection with the acquisition of the Factor, the Company issued common shares representing 55.78% of the Company’s outstanding voting securities, and as a result the vendors of the assets are able to materially affect the control of the Company. Accordingly, the transaction constitutes a “restructuring transaction” within the meaning of paragraph (c)(i) of the definition of that term in s.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). The British Columbia Securities Commission (the “Commission”) previously advised the Company that, pending the completion and filing of a material change report containing the disclosure required under sections 5.2 of Form 51-102F3 and section 14.2 of Form 51-102F5 in respect of the Factor, the Company was considered to be in default of certain continuous disclosure obligations in accordance with Canadian Securities Administrators Staff Notice 51-322 – Reporting Issuer Defaults. The Company is actively working on remedying the situation. As of December 31, 2025, the drafting of the material change report is in progress.

The Restructuring Transaction was combined with a CA$ 5.8M million private placement that has moved the Company from a state of technical insolvency toward viability and sustainability. The focus remains on building sufficient NaaS sites to cover group operating expenses which could potentially change the Company’s borrowing ability from being forced to accept funding on onerous terms attracting less expensive funding from lenders more aligned with its long-term strategy, capabilities and risk profile.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS

With funding from the Cygnum Capital facility, site rollout is advancing in Cameroon and the DRC. NuRAN’s operations team has enhanced the site selection and acquisition process and further optimized network efficiency and capacity, resulting in notable increases in traffic and revenue across existing sites. Concurrently, management has secured improved terms and pricing with key suppliers, achieving, for instance, an important reduction in monthly satellite managed service fees, which has increased gross margin. The Company has also obtained agreements for Custom Duty exoneration in Cameroon and the DRC, leading to substantial reductions in capital expenditures and enabling improved ROI and payback periods. Consequently, these measures are expected to facilitate the construction of additional sites using the raised capital.

As at the date of this MD&A, NuRAN has 5,092 NaaS sites under contract with Orange in Cameroon, DRC, and Madagascar and with MTN in Cameroon, Namibia, Ivory Coast and Benin. NuRAN also has contracts for South Sudan and Sudan that will be worked on when the political situation in those countries is stabilized. Following the announcement on July 21, 2022 of NuRAN’s entry into a Group Framework Agreement (“GFA”) with MTN Group (JSE: MTN) for up to 19,000 network sites in over 15 countries in the Middle East and Africa, the Company has been successful in engaging with a number of MTN operating companies. Management expects to bring additional contracts with MTN as well as other MNOs which will move the Company closer to meeting its objective of 10,000 sites under contract, especially as more traction is gained with cashflow generated in existing operations.

The Company maintains its plan to develop and fund its 10,000 sites network objective in several phases and while discussions are at various stages, management reports high interest from several investors and lenders in participating in the next stages of financing. The Company plans to reinvest a significant portion of the cash generated by its operations in Africa in site deployment reducing the external capital required.

To achieve the 10,000-site goal, the business development strategy will focus on creating an economic hub around high-performing countries to leverage currency efficiency and cash movement within the hub, facilitating infrastructure consolidation and reducing external CAPEX investment. Management aims to optimize financial efficiency based on market demand. For instance, Ivory Coast borders five countries and uses the West Africa CFA currency shared with seven countries, enabling cash generation to be more easily invested in other countries.

This strategy involves forming what is termed as a "regional economic pole" (Pole), where high-performing countries act as central nodes that support surrounding nations economically. By consolidating infrastructure and investments within these hubs, NuRAN can ensure efficient use of resources and funds. The West Africa CFA currency allows seamless financial transactions across the region, minimizing currency exchange exposure and enhancing liquidity and cash flow.

Similarly, Cameroon, which borders six countries, can serve as another Pole. With its stable economy and strategic location, revenue generated in Cameroon can be reinvested into neighboring countries, thereby accelerating the deployment of 10,000 sites. This approach not only maximizes financial efficiency but also promotes regional economic growth and connectivity.

Without deviating from its focus of delivering its backlog to reach profitability and to enable additional financing, management will follow a strategic approach by prioritizing the completion of existing projects and ensuring that operational targets are met, the company aims to build a robust financial foundation. This involves meticulous planning and execution of site rollouts, optimizing resource allocation, and continuously improving network infrastructure. This nuanced approach is designed to enhance cash flow, attract further investments, and solidify NuRAN’s position in the telecommunications market. This comprehensive strategy encapsulates the goal of achieving the 10,000-sites milestone while ensuring sustainable growth and regional economic synergy.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS

The business development and sales strategies revolve around leveraging the established hubs to sign contracts with surrounding countries. By capitalizing on the infrastructure and resources within these hubs, management aims to extend its reach and secure new contracts. Ivory Coast and Cameroon, as central poles, will serve as the foundation for this expansion. The strategy involves forming partnerships with mobile network operators in neighboring countries, using the success and stability of the hubs as a selling point. This approach will not only maximize the efficiency of resource utilization but also foster regional economic growth and connectivity. Through strategic negotiations and targeted marketing efforts, NuRAN intends to achieve its objective of 10,000 sites under contract by tapping into the potential of both existing and new poles across Africa.

Related Party Agreements

NuRAN’s execution strategy aims to leverage the skills and capabilities built up at the Canadian parent and utilizing these across the operating subsidiaries. By building knowledge, it is able to follow best practice across all subsidiaries achieving economies and at the same time further efficiency.

NuRAN Canada provides equipment to subsidiaries as well as services and invoices these by way of related party agreements.

The invoicing method is stipulated in agreements signed in April 2021 (Cameroon) and June 2021 (DRC) that cover the charges for the provision of Radio-Access Network (RAN) solutions relating to NuRAN’s base station equipment and related software and services (Equipment) and for the provision of management, accounting, commercial and other administrative and operational assistance to deploy, manage and maintain NaaS solutions for the MNOs in support of the continued growth of the NaaS activities (Services).

These agreements are subject to international transfer pricing rules and regulations and must comply with these through the multiple jurisdictions within which the Company operates. Equipment pricing is set based on benchmarked pricing implemented globally in the past based on the Company’s extensive experience in this area. Services are charged on a cost+ basis which mirrors actual costs incurred. A portion of staff time is allocated based on a % of time devoted to subsidiary NaaS activities and as the Company increases the number of subsidiaries the costs per subsidiary will fall as fixed costs will be spread across a larger number of NaaS operations. Costs including Network Operations Center (NOC), procurement, finance and administration will not for example increase linearly with increased number of subsidiaries.

The payment terms of these agreements follows commercial terms standard for the industry. However, the Company has not demanded payment or enforced these obligations knowing that it would take time for the subsidiaries to construct the NaaS infrastructure and generate excess cashflow, over and above regular operating expenses and cash needs required for continued site construction. Over time as the Company entered into borrowing arrangements with the likes of Cygnum, these receivables were regarded as quasi-equity of the Canadian parent and used to comply with lending covenants. In addition, during 2024 and 2025 NuRAN increased the capital of its subsidiaires in Cameroon and the DRC (in conjunction with the change of this entity to a SA) by converting these amounts to equity. Cygnum also required the Factor to provide a funding guarantee for US$2 million to support ongoing operations in June 2024 and the Company is limited in the amount it can have repaid by the subsidiary. As the term of Cygnum and other debt facilities will be extended, the timing for repayment of these balances is to be lengthened as well. In addition to services charges, the Company records cash transfers to the subsidiaries, mainly in the early years before the subsidiary is generating NaaS income, to a non-interest- bearing intercompany account. Also funds provided by Cygnum and others at the NuRAN Africa holding level are on-lent to the subsidiaries and these loans are charged interest based on international standards and regulations which give rise to taxable income in NuRAN Africa for example.

10

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at the end of December 2025, NuRAN Canada had provided almost $17 million of equipment, services and cash to NuRAN Africa accounted an intercompany loan. In addition, direct billing and other support provided to subsidiaries amounted to $7 million due directly to Canada. Note that all intercompany charges cancel each other out at the level of consolidated financial statements because income from one source is a cost in another. It is important to recognize however that these charges legally exist and do have tax implications at the subsidiary level.

The Company also has related party relationships and amounts owing to members of its senior management team. These amounts are included in Accounts Payable and relate to unpaid salaries, benefits and expenses built up over time resulting from cash shortages. For the period from January to December 2025, total remuneration to these individuals amounted to $1,612k and of this $145k of benefits remained unpaid. The total balance of unpaid accounts was $362k which is non-interest bearing and is to be paid as soon Company resources allow.

Tabular Comparison and Analysis of Use of Proceeds

In accordance with Item 1.4(i) of Part 2 of Form 51-102F1, the Company provides the following tabular comparison between previously disclosed intended use of proceeds from financing activities (other than working capital) and the actual application of those proceeds for the years ended December 31, 2023, December 31, 2024, and the period ended December 22, 2025. The table also includes explanations for any significant variances, along with an analysis of how these differences have affected the Company’s ability to achieve its stated business objectives and milestones.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Comparison of Intended vs. Actual Use of Proceeds

Items	Intended Use	Actual Use	Variance Explanation:	Impact on objectives
Factoring Agreement (August 28, 2023, as amended)	To supplement operational liquidity, reduce accounts receivable risk, and support ongoing business development initiatives	Proceeds totalling $11.5 million were received through the factoring of $28.4 million in receivables. The majority of funds were allocated to covering short-term liabilities and ensuring the continuation of operations, with less emphasis on expansion due to heightened liquidity and credit risk. Out of the Purchase Price Paid, $2.1 million was not received directly by the company but paid by the Factor to third parties to settle the company’s operating expenses or debt commitments, including $1.9 million in principal repayments of a convertible debenture.	Greater than anticipated recourse risk and reduced cash flow from collections required the Company to prioritize stabilization of core operations over new development. Amendments to the Factoring Agreement further impacted available liquidity, resulting in losses from debt modification	The Company’s ability to achieve certain growth milestones was temporarily deferred in favour of maintaining solvency and operational continuity. Material risk related to settlement obligations and shareholder dilution remains, necessitating ongoing monitoring and disclosure
Loan and Private Placement Financings	Debt repayment, investment in technology infrastructure, and expansion into key markets	Debt repayment, investment in technology infrastructure, and expansion into key markets. The Company also used it for continuation of operations.	Reduced cash flow from collections required the Company to prioritize stabilization of core operations over new development.	Progress on technology upgrades and market expansion was delayed. The priority shifted to financial stabilization and compliance with creditor terms

Analysis of Variance and Impact

●	Unforeseen performance and credit risks associated with the Factoring Agreement, as well as amendments leading to debt modification losses, required a reallocation of resources.
●	Liquidity constraints and working capital deficit as of December 22, 2025 contributed to an increasing need to prioritize solvency over strategic investment.

There is no assurance that the Company will reach the target of 10,000 sites under contract as planned and the estimates above are subject to the risk factors and assumptions set out below under "forward looking statements".

Some of the financial achievements that support management’s belief in its ability to complete the building of the networks currently under development and those being negotiated include:

●	On January 3, 2024, the Company announced that it had signed a non-binding mandate letter for a US$ 5M Senior Secured Bridge Facility (the “Facility”). The Facility has a 2-year tenor and bullet principal repayment at maturity. It is to be refinanced by long-term senior debt at maturity and the term can be extended by the lender or converted into other long-term debt. On April 26, 2024, NuRAN announced the signing of the Facility with the Facility for Energy Inclusion (“FEI”), a fund managed by Cygnum Capital, for the purpose of (re)financing the construction of renewable energy assets for mobile network infrastructure in respect of existing and new NaaS agreements with the intention of accelerating the build of NaaS sites primarily in Cameroon and DRC. This Facility will allow NuRAN to deploy more than 500 new sites and combined with cash generated from operating sites, the Company will use the proceeds to cover all material and construction costs of new sites. The loan drawdowns are subject to customary drawdown conditions for a loan of this nature including evidence of new sites being funded and operational from the proceeds of drawdowns and the amounts are secured against the assets of the Company’s subsidiaries.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	Also on January 3, 2024, the Company announced that it extended the maturity date of the Convertible Debentures entered into in July 2022 from July 2023 to July 12, 2024. As per the terms of the extension, the original issuance discount of 10% was increased to 16% leading to a maturity value of $2,645,502 and the principal amount is convertible into common shares of the Company at a fixed price of $0.40 at the option of the debenture holder during the term of the Convertible Debenture. The investor agreed to be the exclusive transmission equipment provider for a term of the earlier of seven years or until such time as the Company completes the purchase of a committed volume of equipment for its African operations. As of the date of this MD&A the Company is in discussion with the investor for extension of terms.

●	On February 6, 2024, the Company announced that it had received a non-binding Letter of Intent for up to US$ 15M of debt financing and on March 11, 2024, the Company announced that it received three additional expressions of interest from lenders to support the Company’s network infrastructure roll-out at the NuRAN Africa level. It is anticipated that the funding can be drawn individually or as co-lenders in a syndicated debt facility. The combined value of these four potential facilities as well the possible rollover of the US$ 5M bridge facility mentioned above can possibly fund at least 2,500 of the sites under contract. Moreover, the terms proposed by those potential lenders are actually more attractive to the Company than anything received previously and also provides much more flexibility allowing drawdown on a per country basis if necessary. This is a result of the positive progress made to date with current operations and contracts.

●	On May 15, 2024, The Company announced that NuRAN Wireless Africa Holding, a wholly owned subsidiary of NuRAN, signed a non-binding Term Sheet and a Mandate Letter with a Global Asset Management Company (“The Lender“ and “The Lead Arranger“) for a long-term senior secured credit facility (the "Loan Facility") of which US$ 15,000,000 is to be provided by The Lender. The Loan Facility will include a mechanism for the Lead Arranger to increase the facility to up to US$ 70,000,000 in funding including a syndication of other lenders. This financing will facilitate the procurement and installation of network infrastructure sites across several African countries. The facility has no expiration date and is still valid and confirmed by the partner. The Global Asset Management Company completed operational due diligence and confirmed their interest to complete next steps for the facility contingent on reception of an equity term sheet for NuRAN Africa Holding of a minimum of US$ 10M.

●	On July 16, 2024, the Company announced that the initial US$ 2.5M drawdown from FEI had been received. As a result of this NuRAN resumed its rollout plan. On February 28, 2025, NuRAN announced that it had received approval for the second drawdown of US$ 1.05M to support expansion of its NaaS operations in Cameroon. On September 29, 2025, the Company announced it had received its third drawdown of US$ 1 million, designated to support the delivery or relocation of 50 sites in the Democratic Republic of the Congo and Cameroon. In March 2026, the Company completed the final drawdown of the balance of the US$ 5 million facility meeting all conditions imposed by FEI. In May 2026, both parties signed an amendment to the facility agreement extending the maturity to April 24, 2027 to support the Company in raising long term debt and equity financing.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	On August 19, 2024, NuRAN announced the closing of a non-brokered private placement of an unsecured convertible debenture (the “Debenture”) for aggregate gross proceeds of US$ 1.6M. The Debenture has a two-year term and accrues interest at a rate of 15% per annum until the Maturity Date. The principal amount of Debenture is US$ 2,194,772 after application of an original issuance discount of 25% and including all applicable fees. The Debenture may be converted into units of the Company (each, a "Unit") at a conversion price of $0.225 per Unit (the "Conversion Price") with each Unit consisting of one common share and one common share purchase warrant exercisable into one common share at a price of $0.25. Under the terms of the Debenture, the Company also granted a participation right in future equity financings up to a 9.9% equity interest in the Company. The Company issued the convertible debenture to an investment group controlled by an existing investor in the Company at a 25% discount to align with terms previously offered to other debt holders, such as the facility entered into in April 2023. The facility is unsecured, meaning it is not backed by Company assets. This was a deliberate choice to provide flexibility and avoid encumbering assets in a period of heightened liquidity risk. The discounted offering was intended to incentivize immediate financing and provide equitable treatment among lenders, while securing capital necessary for operations. The terms reflect prevailing market conditions and the Company's need to attract timely investment without offering additional securities. The impact of the discount is reflected in the financial statements through increased non-cash interest expense and potential equity dilution upon conversion.

●	On August 26, 2025 the Company closed a non-brokered private placement financing for gross proceeds of $1,500,000 through the issuance of 30,000,000 common shares of the Company at a price of $0.05 per Share. The proceeds raised from the Private Placement were used by the Company for working capital purposes and payment of all outstanding short-term promissory notes issued from April to August 2025 totaling $1,274,492.

●	On November 26, 2025, the Company announced the successful closing of a non-brokered private placement financing, raising gross proceeds of $300,000. This was accomplished through the issuance of 13,636,362 units of the Company priced at $0.022 per Unit. Each Unit is comprised of (i) one common share in the capital of the Company and one half of one (1/2) Share purchase warrant. Each whole Warrant will entitle the holder thereof, following the proposed consolidation to acquire one pre-Consolidation Share at a pre-Consolidation price of $0.033 per Warrant Share until 5:00 p.m. (Vancouver time) on the date of expiration of the Warrant, which is three (3) years following issuance.

14

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	On December 23, 2025 and following the consolidation of its issued and outstanding common shares on the basis of one post-consolidated Common Share for every three hundred (300) pre-consolidated Common Shares with an effective date of December 9, 2025, the Company completed a restructuring transaction (the “Restructuring Transaction”) pursuant to which it issued an aggregate of 10,380,618 units (each, a “Unit”) at a price of $2.89 per Unit, for aggregate gross proceeds of approximately $30 million. Each Unit consisted of one common share of the Issuer and one half of one common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of $4.335 per share until December 22, 2030. The Restructuring Transaction comprised:

○	the settlement of an aggregate of $9,685,256 of indebtedness through the issuance of Units to creditors;

○	a private placement resulting in aggregate gross proceeds of $5,625,000, representing the issuance of 1,946,365 Units; and

○	the acquisition of the Factor for total consideration of $20,802,303.09, satisfied by way of debt settlement through the issuance of 7,198,026 Units.

●	On December 30, 2025, the Company announced that it had closed additional amounts pursuant to which it issued an aggregate of 147,668 Units, which included cash subscriptions of $190,116 and debt settlements of $236,648. On February 3, 2026 announced that it closed an additional tranche of debt settlements resulting in the Company issuing an aggregate of 26,297 Units, at $2.89 per Unit, representing debt settlements of $76,000.

NuRAN’s NaaS model by its very nature as an infrastructure investment, has led it to pursue several debt and equity instruments since the shift to this model in 2020. The strong asset focus of NaaS has meant that debt was a natural source of capital and the Company has had success in sourcing this, including the Cygnum facility supported by the term sheet for a US$ 15M long term facility signed with a Global Asset Management Company. The challenge has been to bring equity alongside this and while NuRAN’s public company status gives it access to this liquidity, challenging market conditions and other macro factors have made this difficult to complete.

These factors have led the Company to seek alternative hybrid instruments which have potential equity returns, but also a debt element whereby financiers can participate in cashflows and some element of protection even though this means less potential over the long term. In 2021 NuRAN brought an equity investment in the private placement, but subsequent investments including $2M raised in 2022, US$ 1.5M in April 2023, and US$ 1.6M in 2024 were all done via convertible debt instruments. Two of these were strategic investments, providing financial support to the Company while combining strategically important commercial relationships. Whilst including the option for conversion and the potential value uplift this provides, the intention of these parties is for repayment with suitable interest returns. As unsecured instruments, the risk associated with these is limited and the Company actively manages this by keeping close relations with both providers.

The Company’s other funding was more financial in nature without any strategic element or connection and therefore with more onerous terms. This was primarily the factoring agreement signed in 2023 and arising from a debt settlement of other short-term facilities provided by the same group, but also the US$ 1.5M debenture signed in 2023 and other debentures. The funding came at a time when the Company was seeking short-term funding only to bridge to closure of the EIB financing through 2022 and into 2023. Unfortunately, this came at a time when NuRAN’s share price was falling and did not reflect what management considered to be the fair value of equity. It was intended that a convertible instrument which provided a reasonable interest rate helped by a conversion price to equity set above market would be the best alternative. As time went and the EIB financing fell away, alternate sources of financing were not available which led the Company to continue to draw on the factoring. By this time the factoring agreement was being amended to add more onerous terms to manage tax implications but also compensate for additional risk given the exposure of the factor overall. This was especially the case as the risk profile of the Company increased due to challenges encountered in delivering site build targets and revenue generation.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN signed the Eighth and last Factoring Amending Agreement on August 19, 2025. These followed amendments signed 1) September 2023, 2) November 2023, 3) December 2023, 4) April 2024, 5) June 2024, 6) December 2024 and 7) April 2025. Each amendment was entered into to provide additional funding as alternate sources were delayed as well as satisfying specific requirements for the closing of Cygnum Capital in June 2024. The Eighth Amendment is an example of the amounts, frequency and terms of various drawdowns under the factoring agreement as per the table below. The Company had drawn an additional $198k under the factoring agreement and also received an advance of US$ 150,000 for settlement of the infrastructure licence costs in the DRC. The latter payment was issued under a promissory note issued on September 9, 2025 which was repaid in full with interest of 15% pa and a lending fee of 5% from the proceeds of the Cygnum drawdown of US$ 1,000,000 received on October 6, 2025.

Date of Loan	Amount of Principal	Maturity Date	Interest Rate	Other Costs*	Date of Effective Settlement	Details of Any Repayments	Credit added to the Paid Account of the Factor
23-Dec-24	150,000.00	06-Feb-25	15.0%	2.0%	25-Aug-25	Principal repaid in cash	554,271.39
22-Jan-25	63,405.12	08-Mar-25	15.0%	2.0%	25-Aug-25	Principal repaid in cash	231,228.97
04-Feb-25	146,030.00	14-Mar-25	15.0%	2.0%	25-Aug-25	Principal repaid in cash	536,268.58
15-Apr-25	200,000.00	30-May-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	403,672.43
02-May-25	50,000.00	16-Jun-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	97,896.78
06-May-25	150,000.00	20-Jun-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	292,604.72
27-May-25	105,000.00	11-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	195,450.57
04-Jun-25	70,000.00	19-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	125,532.76
10-Jun-25	127,778.00	25-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	234,116.55
13-Jun-25	11,830.26	28-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	21,612.22
20-Jun-25	100,000.00	04-Aug-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	176,365.07
08-Jul-25	100,000.00	22-Aug-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	167,745.94
09-Jul-25	20,539.50	22-Aug-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	34,419.33
22-Jul-25	134,232.50	05-Sep-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	221,674.26
29-Jul-25	27,542.00	12-Sep-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	45,860.50
11-Aug-25	27,570.00	25-Sep-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	43,123.77
19-Aug-25	150,000.00	03-Oct-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	19,547.41
Total	1,633,927.38						3,401,391.25

* Lending Fee: increasing by 1% (first 3 notes) or 2% (all other notes) per month until repayment; interest is charged on this amount. Maximum lending fee of 10% on the first 3 Notes; no maximum on others.

Advances provided and amendments under the factoring agreement were entered into with the expectation that the business would meet the conditions for further drawdowns from Cygnum Capital and these were therefore short term. Also, because the Cygnum funds were to be directed to site construction, the factoring was used to provide working capital for the parent company as well as repayments of the facility drawn in April 2023. The loans in the table above were issued at the time of entering into the 6th amendment in December 2024 when the Company was generating sufficient cash in its Cameroon operation to cover its operating expenses. In fact, in February 2025 funds were up-streamed from Cameroon and the Company also expected to obtain its infrastructure licence for DRC that would unlock additional funding from Cygnum. The notes were used on a limited basis from December 2024 to the beginning of May 2025 to settle urgent cash needs. By May when the significant reduction in income became apparent due to the international billing issue, the Company simply did not have alternatives for cash and continued to draw on the factoring agreement until the drawdown from Cygnum in October 2025. All conditions of the DRC licence had also been fulfilled so we expected not to need more short-term loans. It was this expectation that led management to accept relatively high rates of interest and other terms due to the short term expected life of the debt and simply no other alternatives. Any equity raise would be highly dilutive plus it was not clear there was interest in a public offering given the overhang of potential conversions through recourse on the factoring line.

16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Restructuring Transaction

On December 22, 2025, the Company announced that it closed a restructuring transaction to purchase of all the issued outstanding common shares and preference shares of the Factor. The restructuring resulted in the Company issuing an aggregate of 10,380,618 units (each, a “Unit”), at $2.89 per Unit, for aggregate gross proceeds of approximately $30 million, which included cash subscriptions of $3,025,067, debt settlements of $6,172,629, and the acquisition of Factor for $20,802,303 as a debt settlement. Each Unit consisted of one common share of the Company and one half of one common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of $4.335 per share until December 22, 2030. In connection with the acquisition of the Factor, the Company issued common shares representing 55.78% of the Company’s outstanding voting securities, and as a result the vendors of the Factor are able to materially affect the control of the Company. As a result of the Restructuring Transaction, the Factor became a wholly-owned subsidiary of the Company. Accordingly, the transaction constitutes a “restructuring transaction” within the meaning of paragraph (c)(i) of the definition of that term in s.1 of NI 51-102. The Company would file a material change report containing the disclosure required by sections 5.2 of Form 51-102F3 and 14.2 of Form 51-102F5 – Information Prospectus-level disclosure in respect of the Factor. The Company expects to dissolve the Factor at a later date. As of December 31, 2025, the Factor has not yet been dissolved.

The restructuring transaction strengthens the Company’s financial statements and supports its objectives of positioning for a NASDAQ listing, presenting a stronger profile to potential equity and debt investors, and significantly reducing financial costs to improve the path to profitability.

Accounting Treatment of Borrowings

The unsecured instruments are straightforward relative to the other borrowings. These were issued with Original Issuance Discounts (OIDs) which is treated separately from the principal amount of the liability. The OID is a negative amount that is amortised over time as the instruments approach maturity. This amortization is charged through the P&L as a financing expense and the liability is accreted (increased in value), also booked through the P&L. In the absence of any renegotiation or renewal, there is no other booking of loss/gain in the instrument. The conversion feature of both of these instruments is booked separately as a derivative valued using Black Scholes pricing with key assumptions being the risk free rate (Bank of Canada rate) and volatility (based on a benchmark of similar companies in the industry).

17

MANAGEMENT’S DISCUSSION AND ANALYSIS

The secured instruments coming from financial investors – the factoring agreement and debentures – were somewhat more complex, mainly because they come with additional fees and charges, and due to their size and security characteristics. Main features of the factoring agreement were lending fees and interest which are charged through the P&L. In addition, during the period some cash advances were advanced as promissory notes and then eventually brought under the factoring based on the Company’s ability to repay. In addition, with each recourse notice involving a share issuance, any gain resulting from the difference between the contractual conversion price and market price is booked through the profit & loss as “Other Elements”. The factoring agreement did not contain any embedded derivatives that require subsequent fair value measurements under IFRS.

The other secured instruments being convertible debentures included an Original Issuance Discount (OID) and in some cases interest charges. One instrument included a lending and monitoring fee as well as interest and these were booked regularly through the P&L as finance expenses. Amortisation of the OID and accretion of the instrument value was also booked and as these have derivatives, Black Scholes pricing was used with similar assumptions as mentioned above.

Given the significant balance of amounts owing under the factoring facility and convertible debentures, and that these arose from transactions with parties connected to an independent Board member of NuRAN, the Company took several steps to maintain a system of independent oversight when considering these transactions. First the Company has adopted a Code of Business Conduct and Ethics sanctioned by the Board that details specific steps that the Company should take in dealing with these transactions in order to ensure all related party transactions are conducted on an arm’s-length basis and in the best interests of the company and shareholders. Second, in all matters concerning related party transactions the Board takes a number of steps to maintain independence including disclosure whereby the board member with the potential conflict fully discloses the nature and extent of their interest before the transaction is discussed and in addition, that director does not participate in any discussion, negotiation, or decision related to the transaction. Third, members of the audit committee review and evaluate all related-party transactions including seeking independent, external advice if needed, which has been the case for the factoring and restructuring transaction. While NuRAN can benefit from sourcing finance from connected parties given their knowledge and understanding of the Company, it recognizes the need to follow strict policies to protect its stakeholders interests.

Equity Investments Supporting Lender’s facility

Since the announcement of proposed and closed loan facilities, management has been focusing on discussions with Investment Funds and potential strategic partners targeting infrastructure investments in emerging markets. To date the concerns expressed by those investors were mainly related to site performance, operational capacity, asset ownership, risk diversification across markets and the availability of debt finance. In parallel with these discussions, and as part of its ongoing work to strengthen NuRAN’s operating and financial position, management has been addressing all these areas of concern. Regarding asset ownership, the Company has amended the NaaS contract with Orange DRC to, amongst other things, eliminate the asset transfer provision. We are progressing discussions with Orange Cameroon to make the same amendment. All recent NaaS contracts do not have the asset transfer provision and in this way NuRAN will retain ownership helping it to generate long term revenue and increase value for shareholders. The above-described Restructuring Transaction significantly improves the Company’s financial strength along with these developments.

18

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results in Cameroon are still on target with management’s initial expectations. NuRAN continues to enhance its technology solution and increased network capacity has led to growth in traffic which helps mitigate the effect on revenue. In addition, better site allocation and selection continues to ensure the success of new sites. The same measures are to be adopted in DRC and have started to show signs of performance improvement. Technology effectiveness and ownership is key criterion to NuRAN’s success in rural emerging markets, and our engineering team is working continuously on further upgrades. In addition to these measures, the DRC commercial team has established a strategy for reselling Orange products and services that has already shown growth in user adoption and traffic.

Combined with the accumulated experience of its internal team, management has put together a comprehensive ecosystem of partners to support growth. This ecosystem works across service delivery from site selection to monitoring to share findings in both existing and new countries. The Company has also increased and diversified its supplier base to meet demand and reduce the risks associated with one single supplier.

With over 5,000 sites currently under contract, NuRAN’s DRC exposure is now less than 40% reducing NuRAN’s concentration risk. The US$ 5M bridge facility from Cygnum Capital and US$ 1.6M private placement along with the 2024 announced US$ 15M Term Sheet with a possible increase to a US$ 70M Facility continues to support management’s efforts to raise equity. This financing, when completed, is expected to support the rollout of up to 600 sites across a number of countries to further diversify its revenue sources. Timing of this rollout is uncertain as the US$ 15M facility is contingent on an equity injection to NuRAN Africa Holding of a minimum of US$ 10M as mentioned above. In the short term, management is also pursuing a potential increase of the Cygnum Capital facility to support Benin and Ivory Coast deployments.

All of the above are measures that have not only improved the Company’s financial performance but also increased its attractiveness to equity investors.

Outlook

NuRAN’s wireless infrastructure solutions have been used by mobile network operators (MNOs) as part of their network operations and, more recently, to extend rural coverage through the NaaS model. NuRAN’s solutions have been evaluated or are currently operated by MNOs in over 20 countries in Southeast Asia, Africa, South America, and Latin America. The company has also formed partnerships with industry participants, including tower, satellite, and power companies, to expand market access. Management reports that acceptance and use of NuRAN’s system by MNOs, along with collaborations with other industry stakeholders, may enable NuRAN to pursue further business opportunities.

19

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN has previously announced LiteRAN xG, a mobile wireless infrastructure product offering 2G, 3G, and 4G capabilities from one device, which allows operators to utilize multiple technologies concurrently and adapt their services as needed. The addition of LiteRAN xG to the company’s offerings, is projected to increase the addressable market.

As of December 31st, 2025, NuRAN’s NaaS service includes 5,092 sites under contract with two major MNOs in Africa, with an aim to reach 10,000 contracted sites. A 200-site agreement with MTN Benin was announced in July 2024, raising the total to 5,092 sites, which also includes contracts with Orange SA in Cameroon, Madagascar, and DRC, and with MTN Group in Cameroon, South Sudan, Sudan, Ivory Coast, and Namibia. NaaS agreements with MTN in Sudan and South Sudan are currently on hold due to ongoing instability in those countries. Additionally, NuRAN recently signed a Memorandum of Understanding (MOU) with Telecel in Ghana to resume seven sites delivered with support from a GSMA Investment fund. The MOU outlines the plan to establish a NaaS agreement in 2025, consistent with broader economic strategies.

Additional contracts with MNOs and the signing of a Group Framework Agreement (GFA) with MTN Group reflect industry recognition of NuRAN’s mobile network infrastructure solutions and its experience in deploying and managing cellular networks for extended customer reach.

The following section discusses the Company’s financial performance based on consolidated financial statements for the year ended December 31, 2025 and 2024.

Factors Concerning the Company’s Financial Performance and Results of Operations

To evaluate the results of the strategic shift, management closely monitors four key measures of the Company’s performance: Revenue, Gross Profit Margins (GPM), Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Net Income.

Revenue growth measures the success of the NuRAN’s products and services, led by the NaaS solution, combined with our marketing and sales efforts. Growth is demonstrated by the Company’s ability to enter into contracts, build NaaS infrastructure, penetrate new markets and gain new customers for existing and new products and services. The investments in marketing and sales and the shift in direction to more of a services model have increased our sales pipeline, generating sales as sites go live and produce increasing revenues as rural subscribers in previously covered and uncovered areas take advantage of more choice, availability and variety of mobile services to improve their economic position. The take-up of NaaS solutions and the resultant recurring revenue stream brought on by each live site is starting to already generate transformative growth in revenue for the Company.

Under NuRAN’s contracts, site revenue is shared with the mobile network operator based on net billings after applicable charges and taxes. These agreements generally include a threshold (TH) below which NuRAN retains 100% of site revenue; revenue above that level is shared between the parties. The revenue-sharing percentage varies by contract and is designed to reflect the economics of each market.

Under the Orange Cameroon contract, the Company currently recognizes a minimum guaranteed revenue (MGR) per site per month, and site ownership is expected to transfer after six years of operation. The revenue-sharing structure is similar to the threshold model, except that revenue is guaranteed even when a site generates less than the MGR. The Company is in discussions with Orange Cameroon to amend the contract to a threshold-based structure that would allow NuRAN to retain ownership of the infrastructure. A similar amendment has already been signed with Orange DRC.

20

MANAGEMENT’S DISCUSSION AND ANALYSIS

Under IFRS 15, current contract with Orange Cameroon requires NuRAN to record site sales when operational, impacting revenue and gross profit margins. Moving to the Threshold would cancel the IFRS 15 accounting treatment as was done in the DRC when the contract was amended in May 2025.

GPM measures how efficiently and effectively NuRAN delivers its systems and services to its clients, both in terms of production of its product line, and increasingly, delivery of the NaaS solution in rural areas and direct costs of delivery incurred in local subsidiaries. Management monitors three gross profit margin indicators: revenue per site, revenue share, and operational fees.

EBITDA measures the entire operations by including selling and administrative costs in African subsidiaries as well as Canada. It should increase as sales grow due to the fixed nature of much of the support infrastructure including administrative, sales & marketing, research & development and other costs and the economies of scale that can be achieved in monitoring network operations and maximizing site performance.

Net income is a measure of how efficiently and effectively the business is running. In the early stages of NaaS rollout and implementation, revenue will not cover selling, administrative and R&D costs needed to grow and maintain the NaaS business in the various countries. As sites are deployed and generate increasing revenue the Company is expected to become profitable. To achieve the desired net income, the company needs to significantly increase its revenues, while maintaining or slightly increasing its selling and general administration costs and efficiently utilising the capital assets that it deploys.

Outstanding Share Data (post-consolidation basis)

	December 31, 2025	December 31, 2024	December 31, 2023
Common shares, voting and participating	13,069,567	195,647	143,479
Warrants	6,359,067	61,797	39,704
Options	9,566	9,566	11,017

As at December 31, 2025 the Company had 13,069,567 common shares outstanding. As at December 31, 2025, the Company has convertible debt instruments in issue which, if fully converted, would result in the issuance of 66,612 common shares. This includes 22,045 relating to unsecured Convertible Debentures and 44,567 relating to unsecured Convertible Debenture and Derivative Liabilities.

21

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the annual consolidated financial statements of the Company as at December 31, 2025 and 2024 and for the periods then ended:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Total revenues	$4,168,154	$4,364,327	$3,199,125
Total loss	$(21,436,048)	$(8,755,861)	$(12,322,243)
Net loss per share – basic	$(36.30)	$(48.80)	$(96.00)
Net loss per share – diluted	$(36.30)	$(48.80)	$(96.00)

	As at December 31, 2025	As at December 31, 2024	As at December 31, 2023
Total assets	$29,998,169	$23,878,422	$20,210,608
Total non-current financial liabilities	$323,206	$66,739	$293,768

RESULTS OF OPERATIONS

Revenue

Revenue for year ended December 31, 2025 of $4,168,154 was an decrease of $196,173 from the year ended December 31, 2024 ($1,165,202 increase for the year period ended December 31, 2024 compared to the year ended December 31, 2023).

Of the total revenue for year period ended December 31 2025, $3,221,569 was NaaS service revenue from site operations. In addition to this, the Company recognised $385,531 that was an adjustment to comply with IFRS 15, which requires that we recognize a sale of the site and cost when it becomes operational. Approximately 90% of the total revenue for the period ended December 31, 2025 is now NaaS revenue. Although monthly revenue per site declined compared to 2024 due to the international billing issue with Orange Cameroon, the increase in the number of sites and consistent growth in average revenue per site has helped sustain and even enhance overall revenue for the year ended.

Other revenue for the year ended December 31, 2025 was related to direct product sales of $561,053.

Gross Profit

Gross profit for the year ended December 31, 2025 decreased by $1,018,739 compared to the year ended December 31, 2024 (increased by $1,787,795 for the year period ended December 31, 2024 compared to the year ended December 31, 2023).

22

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross margin for the year ended December 31, 2025 decreased to 31% from 53% for the year ended December 31, 2024 (increased to 53% for the year ended December 31, 2024 from 17% for the year ended December 31, 2023).

Overall, the year ended December 31, 2025 NaaS gross margin was 27%, and 48% excluding the IFRS 15 adjustment. Results were impacted by recognition of extra charges of USD 669k from Spacecom for satellite bandwidth in the DRC in connection with the Restructuring Transaction. Excluding these charges would have resulted in NaaS gross margin of 52% and 77% excluding the IFRS 15 adjustment. The change in revenue recognition following the planned move from GMR to the threshold method, now in place in DRC, will smooth out future reporting.

The direct costs of NaaS include site leases, insurance, repair & maintenance and VSAT costs with VSAT having a minimum capacity charge. As a result of more revenue being generated over this fixed capacity charge, the VSAT cost per site is being closely managed to maximize gross profit. NaaS gross margin excluding the IFRS 15 adjustment is more in line with the Company’s future projections for this line of business.

Expenses

During the year ended December 31, 2025, total expenses increased by $5,331,013 from the year ended December 31, 2024 (for the year ended December 31, 2024 total expenses increased by $1,484,318 from the year ended December 31, 2023). In aggregate, operating cost categories including selling, administrative and research and development decreased by approx. $744k or 9% over 2022 as management continued cost containment initiatives across all categories while continuing to invest in enhancing its 3G/4G platform required of its MNO customers. As described in Note 3 of the Audited Consolidated Financial Statements for the year ended December 31, 2025, the Company amortizes certain software using the units of production method, whereby the amortization charge in each period reflects the number of base station units deployed relative to the total estimated lifetime deployments (the “denominator”). As at January 1, 2025, management revised the denominator from 6,000 units to 1,500 units, applied prospectively against the net book value of the asset at the date of change. The revised estimate of 1,500 units aligns with the NaaS deployments supportable by the Company’s current board-approved business plan and existing financing commitments, rather than the broader contracted pipeline of approximately 5,000 sites, which is subject to additional funding conditions. As a result the amortisation charge for 2025 is $33,164 based on this adjusted number of units.

Financial expenses increased by approx. $6.1M including approximately $4 million of interest costs on short-term borrowings, most of which were settled as part the Restructuring transaction and are therefore non-recurring.

Other Elements

Other Elements for the year ended December 31, 2025 generated a net loss of $6,418,918 compared with a net loss of $50,160 in the year ended December 31, 2024 (a net loss of $50,160 for the year ended December 31, 2024 compared to a net loss of $473,558 for the year ended December 31, 2023). These relate mostly to the extraordinary book loss on the acquisition of the Factor which represented the difference between the carrying value of the debt and the factored receivables and interest charges extinguished. The loss on assets acquired of $9,152,783 was offset by $2,173,549 of gains on the settlement of accounts payable and debt instruments as well as a gain of $104,917 on accounts payable settled for cash. More detail on this is provided in the Company’s Notes to Financial Statements and Material Change Report including prospectus-level disclosure concerning the transaction and filed on SEDAR+. Other Elements also included a write-off of $496k of NuRAN radio equipment in the DRC resulting from the local customs authorities losing the equipment. This loss is partially offset elsewhere in the financial statements with reversal of a provision for customs duties payable. In addition, the Company realised a book loss of $300k on the modification of the DRC contract. Approx. $1.37m of gains were realised through the write-off of accounts payable and deferred revenue related mainly to projects in the Marshall Islands.

23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Loss

As a result of all the factors mentioned above the Net Loss for the year ended December 31, 2025 increased to $21,436,048 from the year ended December 31, 2024 loss of $8,755,861, an increase of $12,680,187 (for the year ended December 31, 2024 decreased to $8,755,860 from the year ended December 31, 2023 loss of $12,322,245).

Total Comprehensive Loss

The difference in the foreign exchange translation of foreign operations for the year ended December 31, 2025 was a net gain of $346,509 compared with a net loss of $1,170,878 for the year ended December 31, 2024. The Total Comprehensive Loss for the year ended December 31, 2025 decreased to $21,089,539 compared to $9,926,739 for the year ended December 31, 2024 (a Total Comprehensive Loss of $9,926,738 for the year ended December 31, 2024 compared to a Total Comprehensive Loss of $12,130,890 for the year ended September 30, 2023).

While the restructuring transaction has heavily impacted the year, especially the global comprehensive loss, the steps taken strengthens the Company’s overall financial position and supports its objectives of positioning for a NASDAQ listing, presenting a stronger profile to potential equity and debt investors, and significantly reducing financial costs to improve the path to profitability.

Expenses

Below is a discussion of the expenses for the year ended December 31, 2025, and the year ended December 31, 2024.

	2025	2024	% change from 2024
Selling expenses	691,772	798,660	-13.38%
Administrative expenses	5,794,206	6,821,129	-15.06%
Financial expenses	8,672,013	2,596,960	+233.93%
Research and development costs	1,065,449	675,678	+57.69%
	16,223,440	10,892,426	+48.94%

24

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selling expenses

Selling expenses consist of salaries to sales and marketing staff, commissions on sales, travel expenses, trade shows, presentations and costs associated with the Investor Relations online marketing campaign. The decrease shows the impact of reduced headcount of sales staff as the business continues to focus on operations, rollout of sites under contract and financing rather than signing new contracts. Marketing efforts are also seeing less emphasis although the management team makes a point of attending events in Africa, especially where these can be combined with raising finance and visiting operating subsidiaries.

Administrative expenses

Administrative expenses consist of staff remuneration, public company and financing fees, legal fees, audit and accounting fees, insurance, rent, consulting fees, general office expenses and depreciation and amortisation. These costs decreased from the previous period as a result of cost containment measures implemented by management to establish a streamlined operation. $1.1m of these costs relate to financing split roughly 80% non- recurring financing fees of debts settled via the Restructuring Transaction and 20% public company-related, which are likely to increase when the company moves to Nasdaq. A more detailed breakdown by category is available in the Company’s Notes to Financial Statements.

Financial expenses

Financial expenses consist of bank charges, convertible debenture and lease interest, charges associated with short term financing including accretion of convertible debentures and gain/loss on foreign exchange. The increase in financial expenses for the year ended December 31, 2025, compared to the year ended December 31, 2024, is mainly a result of the higher interest costs related to short-term borrowings, most of which were settled through the Restructuring Transaction and are therefore non-recurring and non-cash foreign exchange charges as a result of the movement in the USD:CAD exchange rate.

Research and development

Research and development costs for the year ended December 31, 2025 increased over the year ended December 31, 2024 as the Company continued to focus on continuous improvement of its technical solution and enhancements to its product line towards 3G/4G capabilities in line with its unique positioning and awareness of requirements in the markets it operates in.

In general, management continues to streamline operational, administrative and financial expenses. This followed a restructuring initiative to organise operations globally based on function rather than geography and now the emphasis on economic poles as a means of expanding its business. With the funding of Cygnum Capital, increased operating cashflow and other facilities the Company has built more NaaS sites generating recurring revenue showing the potential of the business model. This has allowed management to generate more interest from financing partners. The Company continues in its effort to have group operating costs covered by NaaS revenue so that any new funds raised can be directed to site construction and servicing and repaying other debt. This, along with the strengthening of the financial position as a result of the Restructuring Transaction will support management’s efforts to continue to negotiate better financing terms including existing and new financing initiatives.

25

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

Three Months Ended	Total revenues ($)	Total loss ($)	Basic and Diluted Loss Per Share ($)
31-Dec-25	613,211	(12,599,231)	(8.04)
30-Sep-25	627,650	(3,105,062)	(9.00)
30-Jun-25	627,920	(3,542,950)	(15.00)
31-Mar25	2,209,079	(1,689,530)	(9.00)
31-Dec-24	663,422	(371,968)	(3.00)
30-Sep-24	1,563,061	(3,220,575)	(18.00)
30-Jun-24	1,512,457	(2,425,969)	(15.00)
31-Mar-24	572,727	(2,355,685)	(15.00)
31-Dec-23	1,125,235	(2,861,581)	(21.00)

Fourth Quarter

During the three months ended December 31, 2025, the Company earned revenues of $613,211 compared to

$663,422 during the three months ended December 31, 2024, a decrease of $50,211. This decrease is due mainly to the impact of the international tariff issue which was especially pronounced in Q4.

During the three months ended December 31, 2025, the Company generated gross margin of $(880,544) compared to $289,704 during the three months ended December 31, 2024, a decrease of $1,170,248. The reduction was due in large part to a charge taken in the DRC related to the Restructuring Transaction and the settlement of accounts payable in shares with our satellite partner, Spacecom.

During the three months ended December 31, 2025, the Company incurred a net loss of $12,599,231 compared to net loss of $371,968 for the three months ended December 31, 2024. The increase in the loss in 2025 was almost entirely due to the Restructuring Transaction, namely the AFI acquisition which resulted in a book loss of $9.2 million offset by gains on the settlement of short-term borrowing and other write-offs.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash increased to $4,665,392 as at December 31, 2025, from $1,171,558 as at December 31, 2024. Current assets increased to $19,077,136 as at December 31, 2025, from $16,125,341 as at December 31, 2024, mainly due to increases in Cash from the private placement with smaller increases in Trade and other receivables and Inventories. The increases were offset by a reduction in accrued revenues brought about partially by the reversal of IFRS 15 accounting treatment in the DRC.

26

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN’s operations are geared to increasing the installed base of owned and operated NaaS sites. Due to the long-term nature of these contracts and the recurring nature of revenue, the Company expects that over time, from a contracted backlog of over 5,000 sites, it will be able to generate a sufficient and significant amount of cash to cover its obligations. While funding efforts have delayed the NaaS build-out, the performance of the existing sites that has been achieved thus far confirms the viability of management’s expectation. The short-term objective is to cover all group operating costs on a monthly basis and beyond this, a sufficient surplus such that build-out of all remaining sites is covered without the need to resort to additional debt or equity funding. During the coming period, the Company will also direct some cash to paying trade and other payables, meeting its obligations with regard to deferred revenue and settling loans payable. Currently the Company has less than 5% of the contracted number of sites in operation and execution risk of the development plan is probably the most important observed issue. This has been exacerbated by an aborted financing attempt and extremely difficult financial market conditions which put the company’s funding plans at least 2 years behind.

The business is split in line with its geographical footprint with Research and Development as well as production of its core WIS products centered in Canada. Project management and operations support, procurement, network monitoring and administration are also centered in Canada whereas NaaS operations including site construction and the bulk of revenue generation is focused in Africa. In order to manage liquidity, the Company must provide sufficient working capital for the Canadian operations while funds generated in Africa are directed to site construction and operating costs there. Most of the Canadian costs are payroll related with no ability to postpone payments and although there are some sales of equipment and services from Canada to third parties, the contribution from this is sporadic and difficult to plan. NuRAN cross-charges central services to subsidiaries so ultimately repayment of these obligations from subsidiaries will provide the company with the liquidity it requires.

Site construction is itself not a time intensive activity – what takes time is the procurement and logistics leading up to this. The NaaS offering has 4 key components – radio base stations supplied by NuRAN, power systems (solar panels and batteries), VSAT satellite terminals and the towers themselves. NuRAN must manage its supply chain for base station components and in addition must manage a global supply chain for the other components. From start to finish the working capital needs span at least 6 months or more. Power systems have proven to be the most difficult given the use of hazardous materials including lithium batteries. Recent attention on lithium as a precious mineral, rising demand for electrification and global supply chain challenges following Covid have all added to the complexity. In the second half of 2024, delays in power deliveries doubled the lead times.

The last element of the site construction process is the local activities including equipment logistics, environmental compliance, site identification and acquisition, installation and commissioning. Local African companies are used almost exclusively for this activity but being at the end of a relatively uncertain lead period means managing these relationships brings added challenges. This is to say nothing of local factors such as weather and security which are very real risks in sub-Saharan Africa. While NuRAN optimizes the use of its local workforce, the long lead times and execution challenges put strain on cashflow. Time is the enemy and NuRAN management is targeting 6-12 months of working capital on hand at any one time.

27

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN management has been able to sustain extended payment timelines with suppliers and lenders given the potential that the NaaS solution and backlog provides. It closely manages supplier relationships, matching payments with revenue generated as much as possible.

In the medium term, NuRAN plans to continue to build its NaaS base to generate additional cash. Some of these funds will ultimately be upstreamed to Canada to satisfy payment obligations and NuRAN manages its foreign currency, translation, convertibility and transfer risk on an ongoing basis as this is a very important element of cash management. It uses such tools as local currency facilities and matches costs to sources including revenue, borrowings and equity. In the short term, repaying outstanding accounts payable and servicing debt will come from planned equity raises to support committed debt facilities.

Of the $10,456,567 in trade and other payables, the majority is attributable to various suppliers and consulting partners. The Company intends to address these obligations through measures such as structured payment plans, allocation of equipment/service sales margin contributions, write-offs, and/or settlement in shares, where applicable. Approximately $1.5m is accrued interest charges on unsecured convertible debentures.

Within loans payable totaling $7,297,100, an amount of $7,150,626 is due to Cygnum Capital and pertains to infrastructure investments in NuRAN’s NaaS business. This short-term, two-year bridge facility (extended to three years in May 2026) is anticipated to be converted into a long-term arrangement or repaid, and discussions on this transition are currently underway.

As a result of the Restructuring Transaction completed in December, the shareholders’ deficit improved by over $17 million into a surplus. This was a criterion of the listing on Nasdaq which is now a key element of the Company’s funding plans.

Future Financing

Management closely monitors the cash position and short and long-term cash requirements. Management has broadened its search for capital to support its growth objectives for the NaaS business which included reaching out to Development and Impact Funds, Canadian institutional investors and other sources such as equity and hybrid investors. Management also recognizes the opportunity for improved cash flow from converting inventory to operating NaaS sites and it is transitioning some inventory from the DRC to Cameroon and Ivory Coast as a means of extending the NaaS footprint and improving the return on these assets. In addition to spending on site rollout, the Company will continue to look for additional financing to fund operations and maintain its growth strategy (including continuous development of next generation wireless solutions such as the multi-Standard 2G, 3G, 4G platform, as well as the deployment of mobile infrastructure and extended services under the NaaS model).

Current revenues are not sufficient to cover its selling, administrative and R&D costs and finance the capital investment necessary to implement its NaaS contracts. The Company continues to depend on its ability to convert its signed contracts into recurring revenue (for example the agreements with Orange SA for Cameroon, DRC and Madagascar and with MTN for South Sudan, Namibia, Sudan, Ivory Coast and Benin), raise debt to finance NaaS projects and future equity issuances or other means to finance its operations, including funding into NuRAN Wireless (Africa) Holding in Mauritius. Due to the current situation in Sudan and South Sudan as of the date of this MD&A the Company has placed on hold any effort to pursue the development of this network.

28

MANAGEMENT’S DISCUSSION AND ANALYSIS

While the company remains reliant on external funding for CAPEX spending, it has become increasingly less dependent on external funding for day-to-day operations. Boosted by the US$ 5M Cygnum loan facility including a possible increase of US$ 2M related to Ivory Coast and Benin, the $5.8M private placement, the term sheet and mandate letter aimed at raising up to US$ 70 million and other funding discussions currently underway, as well as the financing capacity made possible through a Nasdaq listing, management believes that the company will be able to raise the necessary financing, helped by its much improved financial position. However, while showing continued promise, there can be no guarantee that these efforts will be successful.

RISKS AND UNCERTAINTIES

Additional Financing Requirements and Access to Capital

NuRAN’s ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders, the growth and profitability of the future sales of its products and services and from obtaining additional financing.

Liquidity and Cash Resources:

The Company’s limited cash resources represent a significant uncertainty that may materially affect future performance and ability to meet obligations.

Sales Risks

NuRAN’s sales efforts target large corporations that require sophisticated data capture and production execution systems to collect and analyze data relating to various operational activities. NuRAN spends significant time and resources educating prospective customers about the features and benefits of its solutions. NuRAN’s sales cycle usually ranges from 3 to 18 months and sales delays could cause its operating results to vary. NuRAN balances this risk by continuously assessing the condition of its sales pipeline and making the appropriate adjustments as far in advance as possible. NuRAN’s strategy also includes a comprehensive program to build and improve relationships with long-standing customers to better understand needs and proactively manage incoming business levels effectively.

Foreign Exchange Risk

NuRAN’s sales are mainly outside Canada and are generally conducted in currencies other than the Canadian dollar, while a majority of its product research and development expenses, , customer support costs and administrative expenses are in Canadian dollars. Fluctuations in the value of foreign currencies relative to the Canadian dollar and Cameroon CFA can negatively, or positively, impact NuRAN’s financial results. The company monitors this risk and will enter/consider entering into forward/ derivatives contracts to minimize the exposure.

Outsourcing Risk

NuRAN outsources the manufacture of its products to third parties. If they do not properly manufacture the products or cannot meet the needs in a timely manner, NuRAN may be unable to fulfill its product delivery obligations and its costs may increase, and its revenue and margins could be negatively impacted. The Company’s reliance on third-party manufacturers subjects it to a number of risks, including the absence of guaranteed manufacturing capacity and the inability to control the amount of time and resources devoted to the manufacture of products. To mitigate this dependency, the Company has relationships with two separate manufacturing service providers and maintain contact with additional alternative suppliers in case the primary manufacturing sources should be disrupted.

29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Competition

NuRAN must contend with strong international competition. Therefore, there are no guarantees that NuRAN can maintain its competitive position. However, its unique mix of products combined with NaaS service delivery, and skilled human resources give it a competitive edge in several markets.

Availability and Cost of Qualified Professionals

The high-technology industry’s strong growth as well as the Company’s move into the NaaS model increased the demand for qualified staff. So far, NuRAN has successfully met its needs for personnel. NuRAN benefits from its location in Quebec City, which gives it access to a large pool of engineering resources but has also pursued hiring internationally. Aware that the satisfaction of its customers is directly tied to the quality of its employees, NuRAN continues to take measures to attract and retain well-qualified professionals from a global talent pool.

Ability to Develop and Expand Mix of Products and Services to Keep Pace with Demand and Technological Trends

NuRAN uses several means to remain on the cutting edge and to meet its customers’ changing needs—steady investments in product development and improvements, business alliances with major industry suppliers and partners, ongoing training of its personnel and occasional business acquisitions that provide it with specific know- how.

Protection of Intellectual Property

To protect its intellectual property, NuRAN relies on a series of patent and trademark laws, provisions respecting trade secrets, confidentiality protection measures, and various contracts. Regardless of all the efforts made to retain and protect its exclusive rights, third parties could attempt to copy aspects of its products or obtain information regarded as exclusive without authorization. There can be no assurance that the measures taken by NuRAN to protect its exclusive rights will be sufficient.

Dependence on Customers

NuRAN is currently dependent on a limited number of customers for the sale of its products and services. If one or several of these customers should cease doing business with NuRAN for any reason or should reduce or defer their current or planned product purchases, NuRAN’s operating results and financial position could be adversely affected.

30

MANAGEMENT’S DISCUSSION AND ANALYSIS

International Operations Risk

Our international operations are subject to various economic, political and other uncertainties that could adversely affect our business. Over time, as the NaaS business has gained in importance, an increasing proportion of sales are derived outside North America, and economic conditions in the countries and regions in which we operate significantly affect our profitability and growth prospects. The following risks, associated with doing business internationally, could adversely affect our business, financial condition and results of operations:

●	regional or country specific economic downturns;

●	the capacity of the Company to deliver in a technical capacity and to import inventory at a reasonable cost;

●	fluctuations in currency exchange rates;

●	complications in complying with a variety of foreign laws and regulations, including with respect to environmental matters, which may adversely affect our operations and ability to compete effectively in certain jurisdictions or regions;

●	international political and trade issues and tensions;

●	unexpected changes in regulatory requirements, up to and including the risk of nationalization or expropriation by foreign governments;

●	higher tax rates and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and double taxation;

●	greater difficulties protecting our intellectual property;

●	increased risk of litigation and other disputes with customers;

●	fluctuations in our operating performance based on our geographic mix of sales;

●	longer payment cycles and difficulty in collecting accounts receivable;

●	costs and difficulties in integrating, staffing and managing international operations, especially in rapidly growing economies;

●	transportation delays and interruptions;

●	natural disasters and the greater difficulty in recovering from them in some of the foreign countries in which we operate;

●	uncertainties arising from local business practices and cultural considerations;

●	customs matter and changes in trade policy, tariff regulations or other trade restrictions; and

●	national and international conflicts, including terrorist acts.

The percentage of our sales occurring outside of North America will increase over time largely due to increased activity in Africa, Central and South America and other emerging markets. The foregoing risks may be particularly acute in emerging markets, where our operations are subject to greater uncertainty due to increased volatility associated with the developing nature of the economic, legal and governmental systems of these countries. If we are unable to successfully manage the risks associated with expanding our global business or to adequately manage operational fluctuations, it could adversely affect our business, financial condition or results of operations.

Gross Margin May Not Be Sustainable

Our level of product gross margins may be adversely affected by numerous factors, including:

●	Changes in customer, geographic, or product mix, including mix of configurations within each product group;

31

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	Introduction of new products, including products with price-performance advantages;

●	Our ability to reduce production costs;

●	Entry into new markets or growth in lower margin markets, including markets with different pricing and cost structures, through acquisitions or internal development;

●	Increases in material, labor or other manufacturing-related costs, which could be significant especially during periods of supply constraints;

●	Excess inventory and inventory holding charges;

●	Obsolescence charges;

●	Changes in shipment volume;

●	The timing of revenue recognition and revenue deferrals;

●	Increased cost, loss of cost savings or dilution of savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand or if the financial health of either contract manufacturers or suppliers deteriorate.

●	Lower than expected benefits from value engineering;

●	Increased price competition, including competitors from Asia, especially from China;

●	Changes in distribution channels;

●	Increased warranty costs;

●	How well we execute on our strategy and operating plans implementing our new NaaS model.

Changes in service gross margin may result from various factors such as changes in the mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals and the addition of personnel and other resources to support higher levels of service business in future periods.

Competition Risks

The markets in which we compete are characterized by rapid change, converging technologies, and a migration to networking and communications solutions that offer relative advantages. These market factors represent a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in newer product categories such as data center and collaboration and in our priorities. As we continue to expand globally, we may see new competition in different geographic regions. In particular, we have experienced price-focused competition from competitors in Africa and the U.S., and we anticipate this will continue.

Some of our competitors compete across many of our product lines, while others are primarily focused in a specific product area. Barriers to entry are relatively low, and new ventures to create products that do or could compete with our products are regularly formed. In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets. Companies with whom we have strategic alliances in some areas may be competitors in other areas, and in our view this trend may increase.

Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us.

32

MANAGEMENT’S DISCUSSION AND ANALYSIS

The principal competitive factors in the markets in which we presently compete and may compete in the future include:

●	The ability to provide a broad range of networking and communications products and services;

●	Product performance;

●	The ability to introduce new products, including products with price-performance advantages;

●	The ability to reduce production costs;

●	The ability to provide value-added features such as security, reliability, and investment protection;

●	Conformance to standards;

●	Market presence;

●	The ability to obtain financing on reasonable terms;

●	Disruptive technology shifts and new business models.

We also face competition from customers to which we license or supply technology and suppliers from which we transfer technology. The inherent nature of networking requires interoperability. As such, we must cooperate and at the same time compete with many companies. Any inability to effectively manage these complicated relationships with customers, suppliers, and strategic alliance partners could have a material adverse effect on our business, operating results, and financial condition and accordingly affect our chances of success. the loss of one or more significant suppliers or a reduction in significant volume from such suppliers

Intellectual Property Risks

We generally rely on patents, copyrights, trademarks, and trade secret laws to establish and maintain proprietary rights in our technology and products. Although we have been issued patents, there can be no assurance that any of these patents or other proprietary rights will not be challenged, invalidated, or circumvented or that our rights will, in fact, provide competitive advantages to us. Furthermore, many key aspects of networking technology are governed by industrywide standards, which are usable by all market entrants. In addition, there can be no assurance that patents will be issued from pending applications or that claims allowed on any patents will be sufficiently broad to protect our technology. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. The outcome of any actions taken in these foreign countries may be different than if such actions were determined under the laws of the United States. Although we are not dependent on any individual patents or group of patents for particular segments of the business for which we compete, if we are unable to protect our proprietary rights to the totality of the features (including aspects of products protected other than by patent rights) in a market, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time, and effort required to create innovative products that have enabled us to be successful.

33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the networking field, the secrecy of some pending patents, and the rapid rate of issuance of new patents, it is not economically practical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. The asserted claims and/or initiated litigation can include claims against us or our manufacturers, suppliers, or customers, alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. Where claims are made by customers, resistance even to unmeritorious claims could damage customer relationships. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a customer with respect to a claim against the customer, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected. Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Further, in the past, third parties have made infringement and similar claims after we have acquired technology that had not been asserted prior to our acquisition.

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

34

SCHEDULE “D”

Pro forma consolidated financial information

52

Unaudited Pro Forma Condensed Consolidated Financial Statements of

NuRAN Wireless Inc.

As at December 22, 2025
For the Period Ended December 22, 2025

NuRAN Wireless Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

As at December 22, 2025

(Expressed in Canadian Dollars, except shares, unless otherwise noted)

	Nuran Wireless Inc. (As at December 22, 2025)	Advance Factoring Inc. (As at December 22, 2025)	Notes	Pro Forma Adjustments	Total
ASSETS	$	$
Current assets
Cash	348,838	6	2b)	(301,290)	5,860,061
			2c)	5,812,507
Trade and other receivables	1,995,093	7,619,162	2b)	1,802,923	3,798,016
			2d)	(7,619,162)
Scientific research and experimental development tax credits receivable	49,200	—		—	49,200
Accrued revenues	2,724,647	—		—	2,724,647
Inventories	6,389,739	—		—	6,389,739
Prepaid expenses	59,348	—		—	59,348
Security deposits and deposits on purchase of goods	1,313,447	—		—	1,313,447
Loan receivable	77,347	—		—	77,347
Current assets	12,957,659	7,619,168		(305,022)	20,271,805
Non-current assets
Property, plant and equipment	3,059,201	—		—	3,059,201
Intangible assets	7,472,426	—		—	7,472,426
Right-of-use assets	389,407	—		—	389,407
Non-current assets	10,921,034	—		—	10,921,034
Total assets	23,878,693	7,619,168		(305,022)	31,192,839

LIABILITIES
Current Liabilities
Trade and other payables	17,924,852	—	2a)	(4,291,662)	11,651,232
			2b)	(1,981,958)
				—
Deferred revenue	1,154,191	—		—	1,154,191
Loans payable	18,002,220	—	2a)	(7,619,253)	7,297,100
			2b)	(3,085,867)
Convertible debentures	6,030,066	—	2b)	(3,384,564)	2,645,502
Convertible debentures and derivative liability	2,432,637	—		—	2,432,637
Callable preferred shares	—	7,267,527	2d)	(7,267,527)	—
Current portion of lease liabilities	92,580	—		—	92,580
Current liabilities	45,636,546	7,267,527		(27,630,831)	25,273,242
Non-current liabilities
Lease liabilities	323,206			—	323,206
Total liabilities	45,959,752	7,267,527		(27,630,831)	25,596,448

Shareholders’ surplus
Share capital	58,052,000	100	2 a), 2 b), 2 c) 2 d)	28,554,275	86,606,375
Warrants	(12,352)	—	2a)	5,373,222	6,465,936
			2b)	645,144
			2c)	459,922
Contributed surplus	7,559,538	—		—	7,559,538
Fair value of conversion option	—	—		—	—
Foreign exchange in translation of foreign operations	(801,802)	—		—	(801,802)
Accumulated deficit	(86,878,443)	351,541	2 a), 2 b), 2d)	(7,706,754)	(94,233,656)
Total shareholders’ surplus	(22,081,059)	351,641		27,325,809	5,596,391
Total liabilities and shareholders’ surplus	23,878,693	7,619,168		(305,022)	31,192,839

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

1

NuRAN Wireless Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss

For the year ended December 22, 2025

(Expressed in Canadian Dollars, except shares, unless otherwise noted)

	Nuran Wireless Inc. for the period ended December 22, 2025	Advance Factoring Inc. for the period ended December 22, 2025	Notes	Pro Forma Adjustments	Total
	$	$
Revenue	4,168,154	—		—	4,168,154
Cost of sales	2,855,279	—		—	2,855,279
Gross profit	1,312,875	—		—	1,312,875

Selling expenses	691,772	—	2b)	19,123	691,772
Administrative expenses	5,794,206	—		—	5,794,206
Financial expenses	8,652,890	—		—	8,672,013
Research and development costs	1,065,449	—		—	1,065,449
	16,204,317	—		19,123	16,223,440
Loss before other elements	(14,891,442)	—		(19,123)	(14,910,565)
Other elements
Gain / (loss) on debt settlement	461,778	—	2a)	(9,152,783)	(6,874,318)
			2b)	1,816,687
Impairment of inventory	(1,339)	—		—	(1,339)
Impairment of receivable	(44,169)	—		—	(44,169)
Write-off of assets	(44,245)	—		—	(44,245)
Write-off of account receivables	(47,056)	—		—	(47,056)
Write-off of inventory	(495,907)	—		—	(495,907)
Write-off of account payables	567,079	—		—	567,079
Write-off of deferred revenue	820,695	—		—	820,695
Loss on modification of contract	(299,659)	—		—	(299,659)
	917,178	—		(7,336,096)	(6,418,918)
Loss before income taxes	(13,974,263)	—		(7,355,219)	(21,329,482)
Income tax expense
Income tax	106,566			—	106,566
Deferred	—			—	—
Net loss for the year	(14,080,829)	—		(7,355,219)	(21,436,048)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign exchange difference on translation	346,509	—		—	346,509

Comprehensive loss for the year	(13,734,320)	—		(7,355,219)	(21,089,539)

Net loss per share					(36.30)

Weighted average number of outstanding common shares					590,522

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

1

NuRAN Wireless Inc.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
(Expressed in Canadian Dollars, except shares, unless otherwise noted)

1.	Basis of presentation:

The accompanying unaudited pro forma condensed consolidated financial statements (the “Pro Forma Financial Statements”) of NuRAN Wireless, Inc. (“NuRAN” or “the Company”), and Advance Factoring, Inc (“AFI” or the “Factor”) have been prepared in connection with a restructuring transaction within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations involving the acquisition of Advance Factoring Inc., a factoring company; private placement financing and other debt settlements (together the “Restructuring Transaction”). The restructuring transaction was effective on December 22, 2025.

On December 22, 2025, the Company entered into a Share Purchase agreement resulting in the acquisition of AFI. In relation to the acquisition of AFI, the Company concluded that NuRAN is both the legal and accounting acquirer under International Financial Reporting Standards (“IFRS”) 3 Business Combinations. Although former AFI shareholders collectively obtained approximately 56% of the voting rights post-transaction, these shareholders do not have control over NuRAN, as they lack the ability to direct the relevant activities or govern key operating and financing decisions.

Further the Company determined that AFI did not meet the definition of a business under IFRS 3 Business Combinations, as it did not include substantive processes or an organized workforce. As a result, the transaction was accounted for as an asset acquisition rather than a business combination.

The Pro Forma Financial Statements are based on the historical consolidated financial statements of NuRAN and the historical financial statements of AFI. The pro forma adjustments are limited to the restructuring of NuRAN and the acquisition of AFI, other debt settlements, and a private placement financing.

The Pro Forma Financial Statements have been prepared in accordance with Canadian securities legislation and based on the principles of IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Pro Forma Financial Statements are presented in Canadian Dollars (“CAD”), the presentation currency of NuRAN.

The unaudited Pro Forma Condensed Consolidated Statement of Financial Position gives effect to the acquisition of AFI, concurrent debt settlements, and the private placement financing as if it had occurred on December 22, 2025, as described in Note 2.

The unaudited Pro Forma Condensed Consolidated Statements of Loss and Comprehensive Loss for the period ended December 22, 2025, give effect to the acquisition of AFI, concurrent debt settlements, and the private placement financing as if it had occurred on January 1, 2025. The Company noted for the period December 22, 2025, through December 31, 2025, there were no other material adjustments required in preparing the unaudited Pro Forma Condensed Consolidated Statements of Loss and Comprehensive Loss for the period ended December 22, 2025.

These Pro forma Financial Statements have been prepared from information derived from and should be read in conjunction with the following financial statements.

i) the audited consolidated financial statements of NuRAN Wireless Inc. for the year ended December 31, 2025.

ii) the audited financial statements of Advance Factoring Inc. for the period ended December 22, 2025.

The unaudited pro forma December 22, 2025, financial information of NuRAN was derived by adjusting the Company’s December 31, 2025, financial statements and reversing the journal entries relating to the Restructuring Transaction completed on December 22, 2025. No adjustment was required to the financial information of AFI.

The assumptions and estimates underlying the adjustments to the Pro Forma Financial Statements are described in the accompanying notes.

2

NuRAN Wireless Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss

For the year ended December 22, 2025

(Expressed in Canadian Dollars, except shares, unless otherwise noted)

The adjustments to the Pro Forma Financial Statements are estimates and have been made solely for the purpose of presenting the Pro Forma Financial Statements, which are necessary to comply with applicable securities and reporting requirements. The pro forma financial information may not reflect the financial condition or operating results of the consolidated Company or may not be useful in predicting the future condition and operating results of the Company. The pro forma statements do not necessarily reflect what the consolidated Company’s financial condition or results of operations would have been had the Restructuring Transaction, occurred on the dates indicated. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. It is management’s opinion that the unaudited Pro Forma condensed consolidated financial statements contain all adjustments necessary for the fair presentation of the acquisition of AFI, other debt settlements, and the private placement financing in all material aspects.

2.	Pro forma assumptions and financial statement adjustments:

The pro forma adjustments to the Pro Forma Financial Statements have been prepared based on the following assumptions.

(a)  Acquisition of Advance Factoring Inc. (the Restructuring Transaction):

On December 22, 2025, NuRAN Wireless Inc. entered into a Share Purchase Agreement (SPA) to acquire 100% of the issued and outstanding shares of Advance Factoring Inc. from its shareholders in exchange for NuRAN units. AFI Shares means collectively the AFI Class A Common Shares, AFI Class B Common Shares and AFI Preferred Shares. NuRAN units will consist of i) one (1) NuRAN Common Share, and (ii) one half of one (1/2) NuRAN warrant.

The purchase price defined in the SPA amounts to $20,802,303. NuRAN issued 7,198,026 units to the AFI shareholders. i.e. 7,198,026 common shares and 3,599,013 warrants. The deemed issue price was determined by the Company at $2.89 per unit. At the date of the acquisition, the Company determined that AFI did not constitute a business as defined under IFRS 3, Business Combinations, and the acquisition was accounted for as an asset acquisition.

IFRS 2 Share Based Payment was applied to measure the fair value of the consideration for the asset acquisition. The quoted share price used to value the units was $2.78, which represents a level 1 input. The warrants were valued using the Black-Scholes-Merton Model. The following inputs were used in estimating the fair value of the warrants:

Quantity of warrants	3,599,013
Expected life	5 years
Underlying stock price	$2.78
Exercise price	$4.34
Volatility	98%
Risk-free interest rate	2.98%

The NuRAN units were issued with legends in accordance with applicable Securities Laws and the policies of the Canadian Securities Exchange (CSE), resulting in a trading restriction requiring the units to be held for a period of 4 months and a day. To reflect this temporary trading restriction, a discount for lack of marketability (DLOM) of 21.58% was applied using the Finnerty model over the applicable hold period. The Finnerty model considers assumptions of expected volatility of 182%, share price of $2.78, and term of 0.33 years. As a result, the fair value of the common shares and warrants after applying the DLOM was $2.1798 and $1.4929, respectively.

NuRAN issued units with a fair value of $21,063,698 as consideration for the acquisition of AFI. The fair value of common share and warrants were $15,690,476 and $5,373,222, respectively. The fair value of the net identifiable net assets was determined to be $Nil, as the underlying financial assets and financial liabilities did not meet the recognition criteria under IFRS 9 Financial Instruments at the acquisition date. The resulting difference of $21,063,698 was considered as an adjustment to accumulated deficit on the Unaudited Pro Forma Condensed Consolidated Statement of Financial Position.

3

NuRAN Wireless Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss

For the year ended December 22, 2025

(Expressed in Canadian Dollars, except shares, unless otherwise noted)

As the Company acquired AFI’s net assets, the loans payable outstanding to AFI are now discharged and therefore the liability is extinguished per the definition of IFRS 9 Financial Instruments. The liability extinguished pursuant to the transaction is $11,910,915 which is considered as an adjustment to accumulated deficit in the Unaudited Pro Forma Condensed Consolidated Statement of Financial Position. The net impact to the Unaudited Pro Forma Condensed Consolidated Statement of Financial Position is as below.

Consideration	Pro Forma
Fair value of 7,198,026 common shares issued ($2.1798)	$15,690,476
Fair value of 3,599,013 warrants issued ($1.4929)	$5,373,222
Total consideration	$21,063,698
Identifiable assets and liabilities acquired:
Current assets
Finance receivable	$—
Interest receivable	$—
Current liabilities
Callable Preferred shares	$—
Total identifiable net assets acquired	$—
Consideration paid in excess of net assets acquired	$21,063,698
Liability extinguished pursuant to the transaction	$(11,910,915)
Net impact on accumulated deficit	$9,152,783

The unaudited Pro Forma Statement of Loss and Comprehensive Loss are adjusted to reflect the impacts of consideration paid in excess of net assets acquired and liability extinguished pursuant to the transaction. The following table summarizes the net impact of the acquisition on the unaudited Pro Forma Statement of Loss and Comprehensive Loss.

Pro Forma Adjustment
For the period ended December 22, 2025	$9,152,783

(b) Additional debt settlements:

Concurrent with the acquisition of AFI, the Company paid $301,290 in cash and issued 3,449,957 Units to settle payables and debts with other parties based on deemed price of $2.89 per Unit. Each Unit consists of one common share and half common share purchase warrant, with each warrant entitling the holder thereof to acquire one additional common share at an exercise price of $4.335 per share until December 22, 2030. The fair value of the Units upon settlement is $2.63 per unit, based on the fair value of the common shares and the warrant as $2.18 per common share and $0.58 per warrant, respectively, in addition to a discount for lack of marketability. The fair value of the warrants was estimated using the Black-Scholes model based on a term of 5 years, exercise price of $4.335 per share, risk-free rate of 2.56%, and expected volatility of 98%. The total fair value of the common shares and warrants issued are $7,511,314 and $645,144, respectively.

The carrying amount of the net debts upon settlement is $10,255,312, which includes the factoring receivable amount of $1,802,923 which is netted against the debts. The Company recognized $1,816,687 in gains on settlement of debt and $19,123 in financial expenses, in the Unaudited Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss.

4

NuRAN Wireless Inc.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
(Expressed in Canadian Dollars, except shares, unless otherwise noted)

(c) Private placement financing

The Company completed a private placement, whereby subscribers purchased Units in the aggregate amount of $5,815,116, for a total of 2,012,149 Units. The Company incurred finder’s fees of $2,609 relating to the private placement. The net proceeds received of $5,812,507 were allocated to share capital and warrants based on their relative fair values of $2.18 per common share and $0.58 per warrant, respectively. The total fair value of the common shares and warrants issued are $5,352,585 and $459,922, respectively These subscriptions provide immediate working capital to support the Company’s operations.

(d) Elimination of AFI balances

As the AFI net assets, do not meet the definition of the financial assets and financial liabilities as per IFRS 9 Financial Instruments, the balances of Trade and other receivables, Callable preferred shares and share capital of $7,619,162, $7,267,527 and $100, respectively, is eliminated and the resulting difference is recorded to the accumulated deficit of $351,535 in the Unaudited Pro Forma Condensed Consolidated Statement of Financial Position.

3. Share capital

The following details the share capital of the Resulting issuer:

Number of
common shares
NuRAN’s share outstanding as of December 22, 2025	409,436
Acquisition of AFI	7,198,026
Shares issued against other debt settlements	3,449,957
Shares issued on private placements	2,012,149
13,069,568

4. Payments not related to the transaction

Cash payments totaling $1,194,663 were made against trade and other payables during the period from December 22 to December 31, 2025, which were unrelated to the restructuring transaction. These payments were not reflected in the Unaudited Pro Forma Condensed Consolidated Statement of Financial Position. As a result, the pro forma cash balance and trade and other payables do not reconcile to the corresponding balances reported in NuRAN Wireless Inc.’s consolidated audited financial statements for the year ended December 31, 2025.

5

SCHEDULE “E”

Factor’s audited annual financial statements

for the period ended December 22, 2025 and December 31, 2024

53

Advance Factoring Inc.

Financial Statements

For the period ended December 22, 2025 and December 31, 2024

(In Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Advance Factoring Inc.,

Opinion

We have audited the financial statements of Advance Factoring Inc. (the Company) which comprise the statement of financial position as at December 31, 2025, and the statements of changes in earnings, comprehensive income and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 22, 2025, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

Emphasis of Matters

Without qualifying our opinion, we draw attention to Note 3 in the financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Advance Factoring Inc. to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high-level assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism through the audit. We also:

 1

INDEPENDENT AUDITOR'S REPORT (cont'd)

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to these risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our independent auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Richmond Hill, Canada April 15, 2026	Chartered Professional Accountants Licensed Public Accountants

 2

Advance Factoring Inc.

Statement of Financial Position

As at December 22, 2025 and December 31, 2024

(in Canadian Dollars)

	December 22, 2025	December 31, 2024
Assets

Cash	$6	$63,279
Finance receivables (Note 5)	7,619,162	7,003,238
Marketable securities	—	23,137
Interest receivable (Note 5)	4,291,664	501,784
Less: allowance for doubtful accounts (Note 5)	(4,291,664)	(501,784)
Loan receivable	—	150,000

	$7,619,168	$7,239,654

Liabilities

Accounts payable and accrued liabilities	$—	$14,907
Income tax payable	—	33,683
Due to related parties (Note 8)	—	5,024,175
Due to shareholders (Note 8)	—	1,642,947
Callable preferred shares (Note 6)	7,267,527	—
	7,267,527	6,715,712
Shareholders' Equity

Share capital (Note 6)	100	100
Retained earnings	351,541	523,842
Total shareholders’ equity	351,641	523,942
Total liabilities and shareholders’ equity	$7,619,168	$7,239,654

Incorporation and nature of business (Note 1)

Qualifying transaction (Note 9)

Approved by the Board	Shimshon Posen
Director (signed)

The accompanying notes are an integral part of these audited financial statements.

 3

Advance Factoring Inc.

Statement of Profit or Loss

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

	December 22, 2025	December 31, 2024

Revenue
Factoring income	$—	$15,784
Interest income	1,970	163.213
Total Revenue	$1,970	$178,997

Professional fees	$29,049	7,543
Travel and entertainment	907	—
Interest expense	3,749	—
Loss on marketable securities	126,280	145,351
Gain (loss) on foreign exchange	3,103	—
Office expense	10,569	—
Bank fees	614	782
Total expenses	(174,271)	$(153.676)

Net income (loss) before other items:	(172,301)	25,321

Provision for income taxes	—	(33.682)

Net loss and comprehensive loss	(172,301)	$(8,361)

Net loss per share (basic and diluted)	$(0.00)	$(0.00)

Weighted average number of shares outstanding (basic and diluted)	100,000,000	100,000,000

The accompanying notes are an integral part of these audited financial statements.

 4

Advance Factoring Inc.

Statement of Changes in Shareholders’ Equity

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

	Number of Shares	Share Capital	Number of Preferred Shares	Preferred shares	Accumulated Surplus	Shareholders’ Equity
Balance, January 1, 2024	100,000,000	$100	—	$—	$532,203	$532,303

Net loss for the year	—	—	—	—	(8,361)	(8,361)
Balance, December 31, 2024	100,000,000	$100	-	$-	$523.842	$523,942
Shares issued for debt settlement (Note 6)	—	—	726,752,667	7,267,527	—	7,267,527

Net loss for the period	—	—	—	—	(172,301)	(172,301)
Balance, December 22, 2025	100,000,000	$100	726,752,667	$7,267,527	$(351,541)	7,619,168

The accompanying notes are an integral part of these audited financial statements.

 5

Advance Factoring Inc.

Statement of Changes in Cash Flows

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

	December 22,	December 31,
	2025	2024

Operating activities

Net loss for the period	$(172,301)	$(8,361)

Adjustments for non-cash items:
Fair value change on marketable securities	23,137	405,386
Net changes in working capital:
Loan receivable	150,000	(145,000)
Finance receivables and loans, gross	(615,924)	(699,897)
Accounts payable and accrued liabilities	(14,907)	7,752
Income tax payable	(33,683)	33,683
Net cash used in operating activities	(663,678)	(406,437)

Financing Activities

Proceeds from related party loans	4,451,287	1,689,034
Repayment of related party loans	(2,207,935)	(1,098,781)
Proceeds from shareholder loans	3,015,312	680,391
Repayment of shareholder loans	(4,658,259)	(975,073)
Net cash provided by financing activities	600,405	469,609

Net change in cash	$(63,273)	$63,172
Cash, beginning of period	63,279	107

Cash, ending of period	$6	$63,279

The accompanying notes are an integral part of these audited financial statements.

 6

Advance Factoring Inc.

Notes to the Financial Statements

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

1.	INCORPORATION AND NATURE OF BUSINESS

Advance Factoring Inc. (“AFI” or the “Company”) was incorporated on September 9, 2022, under the Business Corporations Act (Ontario) (the “OBCA”). On June 20, 2023, the Company changed its name from 1000307537 Ontario Inc. to Advance Factoring Inc. The Company is engaged in providing asset-based financing, including factoring and receivables financing. The Company’s registered address is 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9.

On April 15, 2026, the Board of Directors approved the audited financial statements for the period ended December 22, 2025 and December 31, 2024.

2.	BASIS OF PRESENTATION

Statement of Compliance

The financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS”) as issued by the International Accounting Standards Board ("IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Presentation

These financial statements are presented in Canadian dollars (“CAD”), which is the Company’s functional and presentation currency. The financial statements are prepared on a historical cost basis except for certain financial statements classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value. The accounting policies have been applied consistently throughout the entire period presented in these financial statements. The company is preparing financial statements for the period January 1, 2025 to December 22, 2025 in relation to a qualifying transaction (see note 9), instead of the full fiscal year.

3.	GOING CONCERN OF OPERATIONS

The Company has incurred losses in the current period and prior periods. For the period ended December 22, 2025, the Company incurred a net loss of $171,301 (2024 - $8,361). Although the company has been successful in securing additional financing in the past, the current market conditions raise material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying values of the assets and liabilities have been made in these financial statements. Should the Company no longer be able to continue as a going concern, certain assets and liabilities may require restatement on a liquidation basis which may differ materially from the going concern basis. We additionally draw attention to note 9 and the qualifying transaction which outlines the sale of the company to the primary factoring customer, Nuran Wireless Inc.

 7

Advance Factoring Inc.

Notes to the Financial Statements

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION

Revenue recognition

Revenue principally comprises of interest and other fees from the Company's asset-based financial services, including factoring, and is measured at the fair value of the consideration received. Interest charged on finance receivables is recognized as revenue using the effective interest rate method. Other revenue, such as Factoring income, setup fees, commitment fees and service fees, is recognized as revenue when earned.

Finance receivables

The Company finances its clients principally by providing asset-based loans, including factoring receivables. Finance receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that the Company does not intend to sell immediately or in the near term. Finance receivables are initially measured at fair value plus incremental direct transaction costs and subsequently measured at amortized cost using the effective interest rate method. The Company’s finance receivables are financial assets that are measured at amortized cost as the following conditions are met:

(i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest.

Financial Instruments

Recognition

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments.

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories: i) those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss, and ii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows.

Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at fair value through profit or loss (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company has implemented the following classifications:

(a)	Cash is classified as assets at fair value and any period change in fair value is recorded in profit or loss.

 8

Advance Factoring Inc.

Notes to the Financial Statements

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION - continued

(b)	Accounts payable and accrued liabilities are classified as other financial liabilities measured at amortized cost using the effective interest rate method.

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments or principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or other comprehensive income (irrevocable election at the time of recognition).

Additional fair value measurement disclosure includes classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements which are as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities:

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market date, such as discounted cash flow methodologies based on internal cash flow forecast.

Cash is a level 1 financial instrument measured at fair value on the statement of financial position.

Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

 9

Advance Factoring Inc.

Notes to the Financial Statements

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION - continued

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Estimates

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Corporation reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates used in the financial statements.

Share capital

Proceeds from the issuance of common shares are classified as equity in the statement of financial position. Incremental costs directly attributable to the issuance of shares are recognized as a deduction, net of any tax effects.

Basic and Diluted Loss per share

Basic loss per share is computed by dividing the net loss applicable to common shares by the weighted average number of common shares outstanding for the relevant period. Diluted loss per share is computed by dividing the net loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. The effects of anti-dilutive potential instruments are ignored in calculating diluted earnings per share.

5.	FINANCE RECEIVABLES

The Company's finance receivables and loans are generally either: (i) collateralized by a charge on substantially all the borrowers' assets; or (ii) leased assets or factored receivables which the Company owns; or (iii) guaranteed by a credit worthy party. Collateral securing the Company’s finance receivables and loans is primarily comprised of receivables, inventory, and equipment, as well as other assets such as real estate and guarantees.

 10

Advance Factoring Inc.

Notes to the Financial Statements

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

5.	FINANCE RECEIVABLES - continued

As at December 22, 2025 and December 31, 2024, management has reviewed the factoring receivables for any impairment. Upon their review, there was significant doubt that interest receivable on these factoring receivables would be collectible, resulting in an allowance for the entirety of the interest receivable. Note 7 includes disclosures relating to the credit risk exposure and analysis relating to the allowance for expected credit losses. Both the current and comparative provisions apply the IFRS 9 expected loss model.

6.	SHARE CAPITAL

Authorized - Unlimited common shares
Issued	#	$
Balance, December 31, 2024 and December 22, 2025 (i)	100,000,000	100
	100,000,000	100

(i)	On December 16, 2025 the Company completed a share split on the basis of 1,000,000:1 common share which resulted in the Company having 100,000,000 common shares issued and outstanding. The share split is reflected retrospectively in these financial statements.

Authorized - Unlimited preferred shares Issued	#	$
Balance, December 31, 2024	—	—
Preferred shares issued for debt settlement (i)	726,752,667	7,267.527
Balance, December 22, 2025	726,752,667	7,267,527

(i)	On December 19, 2025, the Company issued 726,752,667 preferred shares at a fair value of $0.01 per share for the settlement of debt with certain shareholders and related parties. These preferred shares are callable at the option of the holder. In accordance with IAS 32, management assessed the terms of the instrument to contain features that result in liability classification in the financial statements. The callable preferred shares are treated as equity under corporate law even though they are treated as debt under IFRS.

7.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES Fair Value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The fair value of accounts payable and accrued liabilities approximates its carrying value due to the short-term maturity. Cash and cash equivalents are measured using level 1 hierarchy.

 11

Advance Factoring Inc.

Notes to the Financial Statements

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

7.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES - continued Capital Management

The Company’s capital consists of Shareholders' Equity. The Company's objective for managing capital is to maintain sufficient capital to identify, evaluate and complete an acquisition or other transaction.

The Company sets the amount of capital in relation to risk and manages the capital structure and adjusts it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Company’s objectives when managing capital are: i. to maintain a flexible capital structure, which optimizes the cost of capital at an acceptable risk; and ii. to maintain investor, creditor and market confidence in order to sustain the future development of the business.

Credit Risk

Credit risk is the risk of loss due to the counterparty's inability to meet its obligations. The Company’s exposure to credit risk is on its cash and cash equivalents. Risk associated with cash and cash equivalents is managed through the use of major banks which are high credit quality financial institutions as determined by rating agencies.

Factoring receivables consist of one customer. The Company has determined that the although the factoring receivables are collateralized, the interest receivable has credit risk and has taken the appropriate allowance for the period ended December 22, 2025 and December 31, 2024.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations when they become due. The Company ensures that there is sufficient capital in order to meet short-term operating requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s accounts payable and accrued liabilities are due within 90 days of December 22, 2025. See Note 1 related to going concern.

8.	RELATED PARTY TRANSACTIONS

For the period ended December 22, 2025, the following expenses were incurred with key management personnel of the Company. Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include certain directors and officers.

●	The Company received $3,015,312 (December 31, 2024 - $680,391) in loans from the Company’s Chief Executive Officer. The Company repaid $4,658,259 (December 31, 2024 - $801,035) in loans to the Company’s Chief Executive Officer.

●	The Company received $4,451,287 (December 31, 2024 - $1,689,034) in loans from related parties of the Company, The Company repaid $2,207,935 (December 31, 2024 - $1,098,781) in loans to related parties of the Company.

●	The Company issued an aggregate of 7,267,527 preferred shares in settlement of existing related party and shareholder loans. The preferred shares were issued at a fair value of $0.01 per share.

 12

Advance Factoring Inc.

Notes to the Financial Statements

For the period ended December 22, 2025 and December 31, 2024

(in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS - continued

As of December 22, 2025, the Company has $nil (December 31, 2024 - $6,667,122) as payables to directors and officers of the Corporation in the ordinary course of business. Amounts due to related parties are without interest, unsecured and without stated terms of repayment

9.	QUALIFYING TRANSACTION

On December 22, 2025, the Company and Nuran Wireless Inc. (“Nuran”) entered into a share purchase agreement for the purpose of completing the purchase of 100% interest in the Company (the “Transaction”). Nuran has agreed to purchase all the outstanding shares of the Company in exchange for units of Nuran, the Company will be a wholly owned subsidiary of Nuran.

10.	ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

In April 2024, the IASB issued the new standard IFRS Accounting Standards 18 - Presentation and Disclosure in Financial Statements that will replace IAS 1 - Presentation of Financial Statements. The new standard introduces newly defined subtotals on the income statement, requirements for aggregation and disaggregation of information, and disclosure of Management Performance Measures (“MPMs”) in the financial statements. The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is assessing the impacts to the financial statements.

In May 2024, the IASB issued amendments to IFRS Accounting Standards 9 - Financial Instruments and IFRS Accounting Standards 7 - Financial Instruments: Disclosures. The amendments relate to settling financial liabilities using an electronic payment system and assessing contractual cash flow characteristics of financial assets, including those with Environmental, Social, and Governance (“ESG”)-linked features. The IASB also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is assessing the impacts to the financial statements.

 13

SCHEDULE “F”

Factor’s management discussion and analysis

for the period ended December 22, 2025 and December 31, 2024

54

Advance Factoring Inc.

Management Discussion and Analysis

For the period ended December 22, 2025 and December 31, 2024

April 15, 2026

The following management discussion and analysis (“MD&A”) of the results of the operations and financial position of Advance Factoring Inc. (the “Company” or “AFI”) for the period ended December 22, 2025 and December 31, 2024, should be read in conjunction with the Company’s audited financial statements for period ended December 22, 2025 and December 31, 2024. All figures contained in this MD&A are presented in Canadian dollars.

Forward-Looking Statements

Certain statements contained in this MD&A may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements.

Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various risk factors.

The Company

Advance Factoring Inc. (“AFI” or the “Company”) was incorporated on September 9, 2022, under the Business Corporations Act (Ontario) (the “OBCA”). On June 20, 2023, the Company changed its name from 1000307537 Ontario Inc. to Advance Factoring Inc. The Company is engaged in providing asset-based financing, including factoring and receivables financing. The Company’s registered address is 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9.

On September 9, 2022, the Company issued 100 common shares at $0.01.

Advance Factoring Inc.
Management Discussion and Analysis

On December 16, 2025, the Company completed a share split on the basis of 1,000,000:1 common share which resulted in the Company having 100,000,000 common shares issued and outstanding.

December 19, 2025, the Company issued 726,752,667 preferred shares at a fair value of $100 per share for the settlement of debt with certain shareholders and related parties.

On April 15, 2026, the Board of Directors approved the audited financial statements for the period ended December 22, 2025, and December 31, 2024.

Selected annual information

	December 22, 2025	December 31, 2024
Total Assets	$7,619,168	$7,239,654
Total Revenues	$1,970	$178,997
Total Expenses	($174,271)	($153,676)
Net Loss	($172,301)	($8,361)
Basic and diluted net loss per share	($0.00)	($0.00)

For the period ended December 22, 2025, the Company held total assets of $7,619,168, total liabilities of $7,267,527, representing preferred shares recorded as a financial liability, and incurred a net and comprehensive loss of ($172,301). For the twelve-month period ended December 31, 2024, AFI held total assets of $7,239,654, liabilities of $6,715,712, and a net and comprehensive loss of ($8,361).

Selected Quarterly information

	December 22, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Total Assets	$7,619,168	$7,761,641	$8,996,971	$7,961,805	$7,239,654	$6,280,056	$6,524,068	$6,371,748
Total Revenues	7	—	—	$1,962	$177,497	$1,500	—	—
Total Expenses	$161,629	$113,415	($100,836)	$62	$184,632	$62	$2,349	$315
Net Loss	($161,622)	($113,415)	$100,836	$1,900	($7,135)	$1,438	($2,349)	($315)
Basic and diluted net loss per share	($0.00)	($0.00)	$0.00	$0.00	($0.00)	$0.00	($0.00)	($0.00)

Advance Factoring Inc.
Management Discussion and Analysis

Results of Operations

Period ended December 22, 2025

The Company recorded a net loss of $161,622 (December 31, 2024 - $7,135) during the quarter ended December 22, 2025, the increase in net loss period over period is a result of the loss on sale of marketable securities as well as the year-over-year decrease in factoring and interest income.

During the year ended December 31, 2024 and the period ended December 22, 2025, the Company received arrangement fee shares and recourse conversion units from NuRAN Wireless Inc. (the “Seller”) pursuant to the Factoring Agreement. During the year ended December 31, 2024, the Seller issued 1,900,000 common shares as arrangement fees and 11,729,452 conversion units (comprising common shares and warrants) as recourse payments under the Factoring Agreement. The common shares received as arrangement fees were recorded at their fair value on the date of receipt of $209,000, being the number of shares multiplied by $0.11, the closing price of the Seller’s shares on the date of receipt. The conversion units received as recourse payments were recorded at fair value on the date of receipt was $1,588,262.23, being the fair value of $1,518,206 the common shares (number of shares x closing price on date of receipt) plus the fair value of the warrants of $70,056.23 which is the Black Scholes value of the warrants on the date of issuance . During the period ended December 22, 2025, the Company received 16,500,000 conversion units as recourse payments. The conversion units received were recorded at fair value on the date of receipt of $1,053,160.43, being the fair value of $1,009,936.26 for the common shares component (number of shares x closing price on date of receipt) plus the fair value of the warrants component of $43,224.17 which is the Black Scholes value of the warrants on the date of issuance.

Liquidity and Capital Resources

As at December 22, 2025, the Company had cash of $6 (December 31, 2024 - $63,279), finance receivables of $7,619,162 (December 31, 2024 - $7,003,238), marketable securities of $nil (December 31, 2024 - $23,137), loan receivable of $nil (December 31, 2024 - $150,000) and had total liabilities of $7,267,527 (December 31, 2024 - $6,715,712), represented by 726,752,667 Preferred Shares recorded as a financial liability at a redemption amount of $0.01 per share, (December 31, 2024 - $6,715,712) and working capital of $351,641 (December 31, 2024 -$523,942).

Negative cash flows of $663,678 (December 31 ,2024 - $406,437) were recorded from operating activities during the period ended December 22, 2025.

Advance Factoring Inc.
Management Discussion and Analysis

Outstanding Share Data

As at December 22, 2025 and as of the date of this MD&A, the Company has 100,000,000 common shares is issued and outstanding and 726,752,667 of issued preferred shares.

Preferred Shares

The Preferred Shares have the following key terms: (i) 726,752,667 Preferred Shares were issued on December 19, 2025 at a fair value of $0.01 per share for aggregate consideration of $7,267,527; (ii) the Preferred Shares are redeemable and retractable at a redemption amount of $0.01 per share; (iii) the Preferred Shares are callable at the option of the holder; (iv) the Preferred Shares are recorded as a financial liability in the Company’s financial statements, as they contain a holder-controlled redemption feature; (v) the Preferred Shares rank in priority to the common shares with respect to dividends and distributions on liquidation; (vi) the Preferred Shares carry non-cumulative dividends declared at the discretion of the board of directors; and (vii) upon an event of default in redemption, holders become entitled to vote at shareholder meetings.

Off-Balance Sheet Arrangements

The Company has not had any off-balance sheet arrangements from the date of its incorporation to the date of this MD&A.

Related Party Transactions

For the period ended December 22, 2025, the following expenses were incurred with key management personnel of the Company. Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include certain directors and officers.

●	The Company received $3,015,312 (December 31, 2024 - $680,391) in loans from entities beneficially owned or controlled by Shimshon Posen, Chief Executive Officer and director of the Company. The Company repaid $4,658,259 (December 31, 2024 - $801,035) in loans to entities beneficially owned or controlled by Shimshon Posen, Chief Executive Officer and director of the Company.

●	The Company received $4,451,287 (December 31, 2024 - $1,689,034) in loans from entities beneficially owned or controlled by Shimshon Posen. The Company repaid $2,207,935 (December 31, 2024 - $1,098,781) in loans to entities beneficially owned or controlled by Shimshon Posen.

●	The Company issued an aggregate of 726,752,667 preferred shares in settlement of existing related party and shareholder loans. The preferred shares were issued at a fair value of $0.01 per share. The preferred shares have been recorded as a financial liability in the amount of $7,267,527 (726,752,667 x $0.01 per share). The key terms of the Preferred Shares are described under “Preferred Shares” above.

Advance Factoring Inc.
Management Discussion and Analysis

As of December 22, 2025, the Company has $nil (December 31, 2024 - $6,667,122) as payables to directors and officers of the Corporation in the ordinary course of business. Amounts due to related parties are without interest, unsecured and without stated terms of repayment.

Qualifying transaction

On December 22, 2025, the Company and Nuran Wireless Inc. (“Nuran”) entered into a share purchase agreement for the purpose of completing the purchase of 100% interest in the Company (the “Transaction”). Nuran has agreed to purchase all the outstanding shares of the Company in exchange for units of Nuran, the Company will be a wholly owned subsidiary of Nuran.

Capital Management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of share capital and accumulated deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund the identification and evaluation of potential acquisitions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

Risks and Uncertainties

The following describes certain risks, events and uncertainties that could affect the Company, and that each reader should carefully consider.

External financing may be required to fund the Company’s activities primarily through the issuance of Shares. There can be no assurance that the Company will be able to obtain adequate financing. The securities of the Company should be considered a highly speculative investment.

The Company has not generated significant revenues and does not expect to generate significant revenues in the near future. In the event that the Company generates significant revenues in the future, the Company intends to retain its earnings in order to finance further growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the foreseeable future.

Advance Factoring Inc.
Management Discussion and Analysis

Risk Disclosures and Fair Values

The Company’s financial instruments, carried at amortized cost, consists of accrued liabilities which approximate fair value due to the relatively short-term maturity of the instrument. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from this financial instrument.

Critical Accounting Estimates

The Company’s significant accounting policies are summarized in Note 2 of the audited financial statements for period ended December 22, 2025 and December 31, 2024.